As filed with the Securities and Exchange Commission on May 4, 2015.

Registration No. 333-203268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Bojangles’, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	45-2988924
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9432 Southern Pine Boulevard,

Charlotte, NC 28273

(704) 527-2675

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric M. Newman, Esq.

Executive Vice President, General Counsel and Secretary

Bojangles’, Inc.

9432 Southern Pine Boulevard,

Charlotte, NC 28273

(704) 527-2675

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

(Copies of all communications, including communications sent to agent for service)

Barry M. Abelson, Esq. John P. Duke, Esq. Scott R. Jones, Esq. Pepper Hamilton LLP 3000 Logan Square Philadelphia, PA 19103 (215) 981-4000	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	7,187,500	$17.00	$122,187,500	$14,198.19

(1)	Includes 937,500 shares of common stock that may be sold if the underwriters exercise their option to purchase additional shares.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Subject to Completion
Preliminary Prospectus dated May 4, 2015
PROSPECTUS
6,250,000 Shares
Bojangles’, Inc.
Common Stock
This is Bojangles’, Inc.’s initial public offering. All of the shares of our common stock offered hereby are being sold by selling stockholders named in this prospectus. We will not receive any proceeds from the sale of shares in this offering.
We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “BOJA.”
We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.
Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.
Per Share
Total
Public offering price
$
$
Underwriting discounts(1)
$
$
Proceeds, before expenses, to the selling stockholders
$
$
(1) See “Underwriting” beginning on page 132 of this prospectus for additional information regarding underwriting compensation.
The underwriters may also exercise their option to purchase up to an additional 937,500 shares from the selling stockholders, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any proceeds from exercise of the underwriters’ option to purchase additional shares from the selling stockholders.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about , 2015.
BofA Merrill Lynch
Wells Fargo Securities
Jefferies
Barclays
Goldman, Sachs & Co.
Piper Jaffray
William Blair
KeyBanc Capital Markets
RBC Capital Markets
Stephens Inc.
SunTrust Robinson Humphrey
The date of this prospectus is , 2015.

It's all about the Biscuits
Bojangles'
Famous Chicken 'n Biscuits
Breakfast served all day, every day.

Bojangles'
Famous Chicken 'n Biscuits

And the Fam
And the Sign
And the Legen
And

Famous Chick

Bojangles'

nous Chicken
nature Fixin's
ndary Iced Tea.
you.
ngles
ken 'n Biscuits

Famous Chicken 'n Biscuits

Preparing Our Food the Old-Fashioned Way, and Never in a Microwave. For Enjoyment in Our Restaurants, at Home and on the Go.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus is derived from information provided by third-party market research firms, including Technomic, Inc., or Technomic, The NPD CREST® and Mintel Group Ltd., or Mintel, or third-party financial or analytics firms, including The Buxton Company, or Buxton, that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. Neither we nor the selling stockholders have independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Certain data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

BASIS OF PRESENTATION

In this prospectus, unless the context otherwise requires:

•	“we,” “us,” “our,” the “company” or “Bojangles’,” refers collectively to Bojangles’, Inc., a Delaware corporation, incorporated in 2011, the issuer of the common stock in this offering, and its subsidiaries;

•	“Intermediate” refers to our direct, wholly owned subsidiary, BHI Intermediate Holding Corp.;

•	“Restaurants” refers to Bojangles’ Restaurants, Inc., which is Intermediate’s direct wholly-owned subsidiary;

•	“BJRD” refers to BJ Restaurant Development, LLC, which is Intermediate’s direct wholly-owned subsidiary;

•	“BJGA” refers to BJ Georgia, LLC, which is Intermediate’s direct wholly-owned subsidiary;

•	“BIL” refers to Bojangles’ International, LLC, which is Restaurant’s and BJRD’s direct wholly-owned subsidiary;

•	“our restaurant system” or “our system” refers to both company-operated and franchised restaurants, and the number of restaurants presented in our restaurant system, unless otherwise indicated, is as of December 28, 2014;

•	“our restaurants,” or results or statistics attributable to one or more restaurants without expressly identifying them as company-operated, franchised or both, refers to our company-operated restaurants only;

•	when referring to “system-wide” financial metrics, we are referring to such financial metrics at the restaurant-level for company-operated restaurants plus those reported to us by our franchisees;

•	“average check” refers to company restaurant revenues from company-operated restaurants divided by company-operated restaurant transactions;

•	“dayparts” refers to five dayparts consisting of breakfast as open to 11:00 a.m., lunch as 11:00 a.m. to 2:00 p.m., snack as 2:00 p.m. to 5:00 p.m., dinner as 5:00 p.m. to 8:00 p.m., and after dinner as 8:00 p.m. to close; and

•	“aided brand awareness” refers to when a survey respondent indicates recognition of a specific brand from a list of possible names presented by those conducting the survey instead of indicating recognition of a specific brand without being offered a list of potential responses.

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. Fiscal 2011, fiscal 2012, fiscal 2013 and fiscal 2014 ended on December 25, 2011, December 30, 2012, December 29, 2013 and December 28, 2014, respectively.

In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every five or six years, a 53-week fiscal year occurs. Fiscal 2012 was a 53-week fiscal year. Fiscal 2011, fiscal 2013 and fiscal 2014 were 52-week fiscal years.

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base (as applicable, system-wide, franchised or company-operated restaurants). A new restaurant enters our comparable restaurant base on the first full day of the month after being open for 15 months using a mid-month convention.

System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenues, our royalty revenues are calculated based on a percentage of franchised restaurant sales.

We measure system-wide, franchised and company-operated average unit volumes, or AUVs, on a fiscal year basis and on a trailing twelve-months, or TTM, basis for non-fiscal year-end periods. Annual AUVs are calculated using the following methodology: first, we determine the domestic free-standing restaurants with both a drive-thru and interior seating that have been open for a full 12 month period (excluding express units); and second, we calculate the revenues for these restaurants and divide by the number of restaurants in that base to arrive at our AUV calculation. This methodology is similar for each TTM period in addition to the fiscal year end.

Restaurant contribution is defined as company restaurant revenues less company food and supplies costs, restaurant labor costs and operating costs. Restaurant contribution margin is defined as restaurant contribution as a percentage of company restaurant revenues.

We calculate restaurant-level cash flow as restaurant contribution (excluding pre-opening expense) less equipment capital lease payments. Our equipment capital leases have terms of 60 months.

We define fully capitalized return as year one restaurant contribution (excluding pre-opening expense) plus rent expense less an estimated rent expense for a ground lease assuming a capitalization rate of 8% divided by total new restaurant investment cost (excluding land cost and pre-opening costs). As many of our restaurant competitors do not purchase the land for new restaurants, we believe calculating a fully capitalized return assuming a ground lease allows for a calculation of fully capitalized return that is more comparable to our competitors.

We calculate cash-on-cash return by dividing year one restaurant-level cash flow by upfront cash investment costs (which include upfront cash equipment investments and exclude preopening costs).

The restaurant industry is divided into two segments: full service and limited service. Full service is comprised of the casual dining, mid-scale and fine dining sub-segments. Limited service, or LSR, is comprised of the quick-service restaurant, or QSR, and fast-casual sub-segments. “QSRs” are defined by Technomic as traditional “fast-food” restaurants with average check sizes of $3.00-$8.00. “Fast-casual” is defined by Technomic as a limited or self-service format with average check sizes of $8.00-$12.00 that offers food prepared to order within a generally more upscale and developed establishment. Our restaurants combine elements of both QSRs and fast-casual restaurants. Our restaurants’ convenient locations and format, drive-thru service and average check are attributes that we share with QSRs (rather than with the fast-casual segment generally), while the quality of our food, the freshness of our ingredients and our traditional cooking methods (as opposed to utilizing microwaves) are attributes that we generally share with fast-casual restaurants.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

We use certain financial measures that are neither required by, nor presented in accordance with, United States generally accepted accounting principles, or GAAP. Please refer to the sections entitled “Summary Historical Consolidated and Other Financial Data,” beginning on page 13, and “Selected Historical Consolidated Financial Data,” beginning on page 49, as well as the discussion below, under the heading “Presentation of Combined Operating Results for Fiscal 2011,” for further discussions regarding our use of such non-GAAP financial measures.

Unless otherwise specifically stated, the historical financial information presented in this prospectus is presented for the following entities:

•	with respect to financial information regarding each of the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, Bojangles’, Inc. and its consolidated subsidiaries;

•	with respect to financial information regarding the twenty-two week period ended December 25, 2011, BHI Intermediate Holding Corp. and its consolidated subsidiaries; and

•	with respect to financial information regarding the thirty-week period ended July 24, 2011, BHI Exchange, Inc. and its consolidated subsidiaries.

In addition, all pro forma financial information presented in this prospectus presents information with respect to Bojangles’, Inc. and its consolidated subsidiaries.

Presentation of Combined Operating Results for Fiscal 2011

On August 18, 2011, with an effective date of July 25, 2011, BHI Intermediate Holding Corp., or Intermediate, a wholly owned subsidiary of Bojangles’, Inc., acquired all of the outstanding capital stock of BHI Exchange, Inc., a Delaware corporation, or Predecessor, which owned, directly or indirectly, all of the outstanding equity interests in Restaurants, BJRD, BJGA and BIL, or, collectively, the Operating Entities. As a result of the acquisition and certain post-acquisition activity, Predecessor merged with and into Intermediate, with Intermediate as the surviving corporation. GAAP in the United States requires operating results prior to the acquisition, including for the thirty weeks ended July 24, 2011, to be presented as the results of Predecessor and its consolidated subsidiaries in our historical financial statements. Operating results subsequent to the acquisition, including for the twenty-two weeks ended December 25, 2011, are presented as the results of Intermediate and its consolidated subsidiaries in our historical financial statements. The presentation of combined Predecessor and Intermediate operating results (which is simply the arithmetic sum of the Predecessor and Intermediate amounts) is a non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of the combined results with other fiscal periods presented. The combined operating results are not intended to represent what our operating results for fiscal 2011 would have been had the acquisition occurred at, or prior to, the beginning of fiscal 2011. The financial data and operating results for Intermediate include the impacts of applying purchase accounting. We do not believe that the overall impact of accounting adjustments made in connection with the acquisition, including, for example, fair value and useful life adjustments to depreciable and intangible assets, is meaningful for the purposes for which we have included financial data for Predecessor for the thirty weeks ended July 24, 2011, financial data for Intermediate for the twenty-two weeks ended December 25, 2011 and combined operating results for Predecessor and Intermediate for fiscal 2011.

Bojangles’, Inc. holds all of the outstanding equity interests in Intermediate and Intermediate holds all of the outstanding equity interests of the Operating Entities. Neither Bojangles’, Inc. nor Intermediate have material assets other than the capital stock or other equity interests of Intermediate and the Operating Entities, respectively, and both Bojangles’, Inc. and Intermediate conduct substantially all of their operations directly through the Operating Entities. Similarly, prior to the merger of Predecessor with and into Intermediate, Predecessor held all of the outstanding equity interests in the Operating Entities, had no material assets other than the capital stock or other equity interests of the Operating Entities and conducted substantially all of its operations directly through the Operating Entities. As a result, the historical consolidated statement of operations of Predecessor and Intermediate are substantially the same as those of Bojangles’, Inc. and its consolidated subsidiaries.

TRADEMARKS AND COPYRIGHTS

“Bojangles’®,” “Bojangles’ Express®,” “It’s Bo Time®,” “Bo-Smart®,” configuration of “Big Bo Box®,” “Bojangles’ Famous Chicken ’n Biscuits®,” “Chicken Supremes™,” “Bojangles’ Cajun Pintos®,” “Bojangles’ Dirty Rice®,” “Legendary Iced Tea®,” “Tailgate Everything®,” “Cajun Filet Biscuit™,” “Bojo®,” “Cheddar Bo™,” “Bo-Tato Rounds®,” “Bo-Berry Biscuits®,” “Bojangles’ Seasoned Fries™,” “Roasted Chicken Bites™” and other trademarks or service marks of Bojangles’ appearing in this prospectus are the property of Bojangles’ or its subsidiaries. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ®, sm and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names, trademarks and service marks. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our stock. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Please see “Market and Industry Data and Forecasts” for important information as to how we determined our competitive position and other industry data set forth in this prospectus.

It’s Bo Time!

Bojangles’ is a highly differentiated and growing restaurant operator and franchisor dedicated to serving customers high-quality, craveable food made from our Southern recipes. Over the last 38 years, we believe Bojangles’ has become an iconic brand with a cult-like following due to our famous, made-from-scratch biscuits baked every 20 minutes, our fresh, never-frozen bone-in fried chicken, our unique fixin’s and our Legendary Iced Tea. We believe we offer fast-casual quality food combined with quick-service speed, convenience and value. While we serve our full menu of craveable food across all dayparts, we are especially known by customers for our breakfast offerings and generate, on average, over $650,000 annually per company-operated restaurant before 11:00 a.m. In fiscal 2014, our 254 company-operated and 368 franchised restaurants, primarily located in the Southeastern United States, generated over $1 billion in system-wide sales, representing $406.8 million in company restaurant revenues and $628.6 million in franchise sales which contributed $23.7 million in franchise royalty and other franchise revenues. Over this same period, our restaurants generated a system-wide AUV of $1.8 million, which we believe is among the highest in the QSR and fast-casual segments. Our mission is to win the hearts of our customers by delivering quality and service all day, every day, and we believe our passionate team members and culture are fundamental to our success. The excitement for our brand and enthusiasm of our customers can be best summarized by our famous tagline…“It’s Bo Time!”

Since our founding in Charlotte, North Carolina in 1977, our core menu centered on “chicken ’n biscuits” has remained largely unchanged. We believe our variety of fresh, flavorful and Southern-inspired items appeals to a broad customer demographic across our five dayparts: breakfast, lunch, snack, dinner and after dinner. Bojangles’ is known for its breakfast menu, which is served all day, every day, and includes our top selling Cajun Filet Biscuit. We also offer hand-breaded, bone-in chicken marinated for at least 12 hours, Chicken Supremes, Homestyle Chicken Tenders, sandwiches and wraps, as well as unique fixin’s including our Seasoned Fries, Bo-Tato Rounds, Cajun Pintos and Dirty Rice. Our Bo-Smart menu features items such as salads, grilled chicken sandwiches, roasted chicken bites and fat-free green beans. In addition to our individual menu items, we offer combos and family meals that appeal to large parties, as well as our Big Bo Box, which is perfect for tailgating events. Our food is complemented by our Legendary Iced Tea that is steeped the old-fashioned way, providing a rich flavor that our customers crave. Our high-quality, handcrafted food also represents a great value with an average check of only $6.68 for company-operated restaurants in fiscal 2014. We believe our distinct menu with fresh, made-from-scratch offerings combined with a compelling average check creates an attractive value proposition for our customers.

Our craveable menu, value proposition, multiple dayparts and culture have helped us to deliver strong and consistent financial and operating performance, as illustrated by the following:

•	Delivered 19 consecutive quarters of system-wide comparable restaurant sales growth through our fiscal quarter ended December 28, 2014, including 7.0% for the fiscal quarter ended December 28, 2014;

•	Grew our system-wide and company-operated restaurant count at a compounded annual growth rate, or CAGR, of 7.0% and 9.0%, respectively, from fiscal 2011 to fiscal 2014;

•	Expanded our total revenues from $299.9 million in fiscal 2011 to $430.5 million in fiscal 2014, representing a CAGR of 12.8%;

•	Grew net income from $4.6 million in fiscal 2011 to $26.1 million in fiscal 2014; and

•	Increased Adjusted EBITDA from $45.4 million in fiscal 2011 to $68.9 million in fiscal 2014, representing a CAGR of 14.9%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income.

Our Industry

We operate within the LSR segment of the U.S. restaurant industry, which includes QSR and fast-casual restaurants. According to Technomic, 2013 sales for the total LSR category increased 3.6% from 2012 to $231 billion. We offer fast-casual quality food combined with quick-service speed, convenience and value across multiple dayparts. According to Technomic, sales for the total QSR segment grew 2.3% from 2012 to $197 billion in 2013, and are projected to grow to $235 billion by 2018, representing a CAGR of 3.6%. Total sales in the fast-casual segment grew 11.4% from 2012 to $35 billion in 2013, and are projected to grow to $54 billion by 2018, representing a CAGR of 9.3%. We believe our differentiated, high-quality menu, including our extensive breakfast offerings that deliver great value all day, every day, positions us to compete successfully against both QSR and fast-casual concepts, providing us with a large addressable market.

We believe that we are well-positioned to benefit from a number of culinary and demographic trends in the United States:

•	Growing Breakfast Daypart: According to The NPD CREST® foodservice market research, morning meal was the fastest growing daypart compared to the lunch, supper and p.m. snack dayparts for calendar year 2013 compared to calendar year 2012. The U.S. restaurant breakfast market is forecasted to grow from $27.4 billion in 2013 to $35.7 billion in 2018, representing a CAGR of 5.4%, according to Mintel. Several factors are driving growth in the breakfast daypart, including more extensive menu offerings and consumers’ desire for value, portability and convenience. Consumers’ breakfast eating habits tend to be more habitual than other meals because breakfast is part of many consumers’ morning routines.

•	Increasing Chicken Category: In 2013, the chicken menu category for LSRs grew 4.0% from 2012, outpacing the broader LSR category, and is projected to grow by 3.5% in 2014, according to Technomic.

•	Population Growth in Our Markets: Since 2000, population growth in our key markets has exceeded the U.S. national average. According to the U.S. Census Bureau, growth in the Georgia, North Carolina, South Carolina, Virginia and Tennessee populations from 2000 to 2013 was on average 18.8%, as compared to 12.0% population growth in the U.S. over that same period.

The “Bo Difference”

We believe the following strengths differentiate us and serve as the foundation for our continued growth.

Iconic Brand with Loyal, Cult-Like Following. Since opening our first restaurant in North Carolina in 1977, we believe we have become an iconic brand with a cult-like following by consistently delivering differentiated, craveable food. In North Carolina and South Carolina, we enjoy approximately 95% aided brand awareness and we have among the highest number of free-standing restaurants in the LSR category. We believe our “Bo Fanatics,” which is our term for our most loyal customers, visit us multiple times per week and promote our brand through word of mouth and engagement on social media. We support our brand through high profile sponsorships of sporting events and venues, such as the Bojangles’ Southern 500, as well as endorsements from celebrities who are fans of Bojangles’. We believe our iconic brand and cult-like following have driven our 19 consecutive quarters of system-wide comparable restaurant sales growth and support our ability to grow our restaurant base in existing and new markets.

High-Quality, Craveable Food. We are committed to maintaining the integrity of our traditional, Southern food. We believe our customers crave the unique flavor of our food and the variety of our menu, which includes our signature breakfast biscuits, bone-in fried chicken, Chicken Supremes, Homestyle Chicken Tenders, sandwiches and wraps, unique fixin’s, and our Bo-Smart menu. We use high-quality ingredients prepared the old-fashioned way and do not have microwaves in our restaurants. As an example of our commitment to quality, all of our specially trained biscuit makers follow 48 steps in preparing our made-from-scratch, buttermilk biscuits, which are baked fresh every 20 minutes. We prepare eggs, sausage and cured country ham on the griddle for our breakfast menu served all day. For our unique fixin’s, we prepare our famous Dirty Rice and Cajun Pintos on the stove-top, and our Seasoned Fries are made with our special blend of seasonings. Finally, we steep our Legendary Iced Tea to ensure a rich brewed flavor that our customers crave. This commitment to offering high-quality food with unique flavor that we believe customers cannot find at other restaurants has earned us deep customer loyalty and a high frequency of visits.

Diversified Daypart Mix. We have a diversified daypart mix that supports AUVs that are among the highest in the QSR and fast-casual segments:

•	Our Famous Breakfast: While many of our competitors do not offer breakfast, in fiscal 2014, we generated 38% of our company restaurant revenues before 11:00 a.m., or an average of over $650,000 annually per company-operated restaurant. Our strong breakfast results make us a leader in the fastest growing daypart in the industry. Furthermore, we believe breakfast has broad customer appeal and is the most habitual daypart, which drives repeat business and customer loyalty.

•	Our Craveable Menu for Lunch, Snack, Dinner and After Dinner: In fiscal 2014, we generated 62% of our company restaurant revenues from 11:00 a.m. to closing, which is typically 11:00 p.m. We believe Bojangles’ menu, focused on high-quality, craveable items, is distinct in the LSR industry and provides an attractive value proposition for lunch, snack, dinner and after dinner. Our Big Bo Box, family and tailgate meals cater to group occasions and drive sales during these dayparts. Additionally, our customers can order our famous breakfast items all day, which we believe differentiates us from our peers and delivers great value at all hours.

Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value. Everything we do is driven by our intense focus on delivering a compelling value proposition to our customers. We believe that our concept is uniquely positioned as it combines elements of both fast-casual restaurants (quality and food preparation) and QSR (speed, convenience and value). Our value proposition is a key element of our long track record of delivering strong comparable restaurant sales and successful market expansion:

•	High-Quality Ingredients: We cook our food using high-quality ingredients. For example, our menu features our famous biscuits, which are made from fresh buttermilk, and our bone-in fried chicken, which is fresh and never-frozen. Our menu also includes items such as our Country Ham Biscuit, made from traditionally dry-cured country ham and our Sausage Biscuit, made from high-quality sausage with a blend of seasonings prepared especially for Bojangles’. Our Legendary Iced Tea is steeped the old-fashioned way and is never made from concentrates or poured from bottles or cans.

•	Traditional Food Preparation: We prepare our food the old-fashioned way, and never in a microwave. Our restaurant kitchens are specifically designed for our employees to prepare our food in a traditional manner; for example, our bone-in chicken is hand-breaded and is marinated for at least 12 hours. Many of our menu items are made-from-scratch and are cooked in the oven, on the griddle or on the stove-top.

•	Compelling Speed and Convenience: We locate our restaurants in places that are easily accessible and convenient to customers’ homes, places of work and daily commutes. We also strive to deliver our food quickly to our customers, whether in our restaurants or through our drive-thru. We believe our customers appreciate our speed and convenience, as evidenced by 80% of our company restaurant revenues in fiscal 2014 generated via drive-thru and carry-out.

•	Attractive Price Point: Our average check was $6.68 for company-operated restaurants in fiscal 2014. We believe this average check is lower than any fast-casual and most QSR restaurant concepts.

Compelling Hybrid System that Provides Capital Efficient Growth. Our hybrid system captures the earnings power of a company-operated model with strong unit economics and the capital efficiency of a franchised model. As of December 28, 2014, 41% of our restaurant base was company-operated and 59% was franchised.

•	Company-Operated: As of December 28, 2014, we had 254 company-operated restaurants, which has grown from 196 as of the end of fiscal 2011, representing a CAGR of 9.0%. In fiscal 2014, our company-operated restaurants generated $406.8 million in revenues, which increased from $281.9 million in fiscal 2011. This sales growth contributed to our restaurant contribution increase from $44.3 million in fiscal 2011 to $72.6 million in fiscal 2014, representing a CAGR of 17.9%. With approximately 41% of the restaurant base operated by the company, we are aligned with our franchisees and take a leadership role in executing brand and operational initiatives. Our company-operated restaurants have achieved strong performance, thereby illustrating to franchisees the potential of our brand and generating significant credibility within our franchise base.

•	Franchised: As of December 28, 2014, our franchisees operated 368 restaurants, which has grown from 312 as of fiscal 2011, representing a CAGR of 5.7%. Royalties and franchise fees totaled $23.7 million in fiscal 2014, which increased from $18.0 million in fiscal 2011. We believe royalties and fees generated from our franchise base provide us with significant, predictable cash flow to invest in executing our strategies. Our approximately 90 franchise entities are important partners in our system-wide growth as they allow us to expand the Bojangles’ brand in new and existing markets in a capital efficient manner.

Highly Productive Restaurant Base with Strong Unit Economics. We believe our differentiated customer value proposition generates strong restaurant-level financials and attractive returns on investment. In fiscal 2014, our system-wide AUV was $1.8 million, which we believe is among the highest in the QSR and fast-casual segments. Our new company-operated restaurant model targets strong cash flows and compelling cash-on-cash returns. Unlike some other restaurant concepts, we primarily utilize build-to-suit developments and equipment financing leases for our new company-operated restaurants, which require minimal upfront investment for construction and equipment costs. Our new company-operated restaurant model is based on a year one AUV of $1.5 million, restaurant-level cash flow of approximately $110,000 and average upfront cash equipment investment of approximately $85,000. Given our build-to-suit strategy that minimizes our upfront cash investment, our new company-operated restaurant model delivers, on average, a less than one year payback on cash investment. On average, we have exceeded this target for our new company-operated restaurants over the past three fiscal years. We believe that our strong productivity, attractive restaurant-level financials and low cash investment provide a platform for continued profitable company growth and compelling returns on our new restaurants. See “Business—Construction” for more information.

Strong Management Team Driving Culture Based on People. We have a highly experienced management team with over 380 years of cumulative experience in the restaurant industry. Our president and chief executive officer Clifton Rutledge, who joined us in January 2014, brings 35 years of restaurant industry experience, most recently with Whataburger Restaurants LLC. Mr. Rutledge leads our management and field operating teams, who also bring deep experience to their relevant areas including operations, franchising, marketing, human resources, real estate, supply chain, finance and legal. Our leadership team is committed to instilling our strong culture, which is based on trust, servant leadership and total commitment in all that we do. Our values of hard work, teamwork, harmony, listening and respect underlie everything that we do, both in our interactions with each other and with customers. We view our restaurant-level employees as the true heroes of our business, working daily to deliver our high-quality food with a strong sense of pride in our brand. We believe our strong management team and commitment to a culture based on people and integrity are key drivers of our success as a differentiated restaurant concept and position us well for long-term growth.

Spreading the “Bo-Buzz”

We plan to pursue the following strategies to continue to grow our revenues and profits.

Continue to Open New Company-Operated and Franchised Restaurants. We believe we are in the early stages of our growth story. We have expanded our system-wide restaurant count from 508 restaurants as of the end of fiscal 2011 to 622 restaurants as of the end of fiscal 2014, representing a CAGR of 7.0%. In fiscal 2014, we opened 24 company-operated restaurants and 28 franchised restaurants, contributing to annual system-wide unit growth of 7.8%. In fiscal 2015, we expect to open 22 to 25 new company-operated restaurants and 28 to 32 new franchised restaurants. Over the long-term, we plan to continue growing the number of Bojangles’ system-wide restaurants by approximately 7% to 8% annually, while maintaining a similar proportion of company-operated and franchised units. Given the strength of our brand, existing restaurant base and new unit economics, we believe we can continue opening restaurants in our core North Carolina and South Carolina markets. Additionally, given the performance of our more than 200 company-operated and franchised restaurants in adjacent markets, we believe there is a significant opportunity to continue to grow in our existing footprint. Based on our experience and research conducted for us by Buxton, we believe the total restaurant potential in our current footprint of ten states is more than 1,400 locations, and across the United States we believe the total restaurant potential is more than 3,500 locations.

Drive Comparable Restaurant Sales. We have generated 19 consecutive quarters of system-wide comparable restaurant sales growth. We plan to continue delivering comparable restaurant sales growth through the following strategies:

•	Attract New Customers Through Expanded Brand Awareness: We expect to attract new customers as Bojangles’ becomes more widely known due to new restaurant openings and marketing efforts focused on broadening the reach and appeal of our brand. We expect consumers will become more familiar with Bojangles’ as we continue to penetrate our markets, which we believe will benefit our existing restaurant base. Our marketing strategy centers on our “It’s Bo Time” campaign, which highlights the craveability and made-from-scratch quality of our food. We also utilize social media community engagement and public relations to increase the reach of our brand. Additionally, our system will benefit from increased contributions to our marketing and various co-op advertising funds as we continue to grow our restaurant base.

•	Increase Existing Customer Frequency: We are striving to increase customer frequency by providing “Bo-Size Service,” a service experience and environment that “compliments” the quality of our food and models our culture. We expect to accomplish this by enhancing customer engagement, while also improving throughput, order execution and quality. Additionally, we have recently implemented a customer experience measurement system, which provides us with real-time feedback and customers’ insights to enhance our service experience. We believe that always striving for excellent customer service will create an experience and environment that will support increased existing customer visits.

•	Continue to Grow Dayparts: Over the past three years, we generated positive company-operated comparable restaurant sales growth across each of our dayparts. We believe we have an opportunity to complement our strong and growing breakfast daypart with our lunch, snack, dinner and after dinner dayparts. We expect to drive growth across these dayparts through optimized labor and management allocation, enhanced menu offerings, innovative merchandising and marketing campaigns, such as our Big Bo Box packaging and Tailgate Everything campaign, which have successfully driven growth in our post-breakfast dayparts. We plan to continue introducing and marketing limited time offers to increase occasions across our dayparts as well as to educate customers on our lunch and dinner offerings.

Continue to Enhance Profitability. We focus on expanding our profitability while also investing in personnel and infrastructure to support our future growth. We will seek to further enhance margins over the long-term by maintaining fiscal discipline and leveraging fixed costs. We constantly focus on restaurant-level operations, including cost controls, while ensuring that we do not sacrifice the quality and service for which we are known. Additionally, as our restaurant base grows, we believe we will be able to leverage support costs as general and administrative expenses grow at a slower rate than our revenues.

Recent Developments

The estimated ranges of certain of our financial results below as of and for the thirteen weeks ended March 29, 2015 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures for the thirteen weeks ended March 29, 2015. We have begun our normal quarterly closing and review procedures for the thirteen weeks ended March 29, 2015; however, given the timing of these estimates, final results as of and for the thirteen weeks ended March 29, 2015 may differ materially from our estimated results, including as a result of the quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the thirteen weeks ended March 29, 2015 are finalized. The summary information below is not a comprehensive statement of our financial results for this period and our actual results may differ materially from the estimated ranges due to the factors specified above. Accordingly, these results may change and the changes may be material. Therefore, you should not place undue reliance on these estimates.

The estimated ranges of certain of our financial results as of and for the thirteen weeks ended March 29, 2015 have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to these estimates. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with GAAP. In addition, these estimates as of and for the thirteen weeks ended March 29, 2015 are not necessarily indicative of the results to be achieved for the remainder of the 2015 fiscal year or any future period.

The following are our preliminary estimates as of and for the thirteen weeks ended March 29, 2015:

•	Our system-wide restaurant count as of March 29, 2015 was 635, consisting of 258 company-operated restaurants and 377 franchised restaurants, compared to a system-wide restaurant count of 581 as of March 30, 2014, consisting of 227 company-operated restaurants and 354 franchised restaurants. We and our franchisees opened 16 new restaurants, consisting of four new company-operated restaurants and 12 new franchised restaurants. In addition, three franchised restaurants were closed, all of which were relocations.

•	System-wide comparable restaurant sales growth is estimated to be approximately 7.6% to 7.9%, company-operated comparable restaurant sales growth is estimated to be approximately 6.8% to 7.1% and franchised comparable restaurant sales growth is estimated to be approximately 8.1% to 8.4%, compared to system-wide comparable restaurant sales growth of 1.7%, company-operated comparable restaurant sales growth of 1.7% and franchised comparable restaurant sales growth of 1.6% for the thirteen weeks ended March 30, 2014. See “Summary Historical Consolidated and Other Financial Data” for information on how we calculate our comparable restaurant sales growth.

•	Our total revenues are estimated to be approximately $113.8 million to $114.6 million, representing an increase of 18.3% to 19.2% compared to $96.2 million for the thirteen weeks ended March 30, 2014, primarily due to new restaurant openings, the acquisition of eight restaurants from a franchisee in April 2014 and comparable restaurant sales growth at our company-operated and franchised restaurants.

•	Our operating income before approximately $2.7 million in costs associated with this offering is estimated to be approximately $12.0 million to $12.2 million, representing an increase of 17.3% to 19.3% compared to $10.2 million for the thirteen weeks ended March 30, 2014, primarily due to total revenue growth. Food and supplies costs have increased in fiscal 2015 primarily due to an increase in chicken prices. We expect chicken prices to remain elevated throughout fiscal 2015. In addition, health insurance costs have increased due to the Patient Protection and Affordable Care Act of 2010, or PPACA, and increased medical claims.

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus, and is not a comprehensive statement of our financial results or operating metrics as of and for the thirteen weeks ended March 29, 2015. Our actual results for the thirteen weeks ended March 29, 2015 may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Risk Factors

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include the following, among others:

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to open new restaurants in new and existing markets and expand our franchise system;

•	our ability to generate comparable restaurant sales growth;

•	our restaurants and our franchisees’ restaurants may close due to financial or other difficulties;

•	new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits;

•	anticipated future restaurant openings may be delayed or cancelled;

•	increases in the cost of chicken, pork, wheat, corn and other products;

•	our ability to compete successfully with other quick-service and fast-casual restaurants; and

•	our reliance on our franchisees, who may be adversely impacted by economic conditions and who may incur financial hardships, be unable to obtain credit, need to close their restaurants or declare bankruptcy.

Corporate and Other Information

We opened our first store in Charlotte, North Carolina in 1977 and have since expanded our system-wide restaurants to 622 across ten states, the District of Columbia and Roatan Island, Honduras as of December 28, 2014.

In 1990, Bojangles’ Restaurants, Inc., or Restaurants, acquired the assets of the then Bojangles’ business and operated as a private company under various sponsors until 2011. In 2011, BHI Holding Corp., a Delaware corporation controlled by various funds managed by Advent International Corporation, or Advent, acquired all of the issued and outstanding capital stock of Predecessor, the then parent company of Restaurants, through a wholly-owned subsidiary of BHI Holding Corp., BHI Intermediate Holding Corp., or Intermediate, from our prior sponsor. Subsequently, with the acquisition, BHI Exchange, Inc. merged with and into Intermediate, with Intermediate as the surviving corporation. As a result of the merger, BHI Holding Corp. became the direct owner of all of the issued and outstanding equity interests of Intermediate, and the indirect owner of all of the issued and outstanding equity interests of Restaurants, BJRD, BJGA and BIL. In fiscal 2014, BHI Holding Corp. was renamed Bojangles’, Inc.

Our principal executive offices are located at 9432 Southern Pine Boulevard, Charlotte, NC 28273 and our telephone number is (704) 527-2675. Our internet website address is www.bojangles.com. Information on, or accessible through, our website is not part of or incorporated into this prospectus or the registration statement of which it forms a part.

The following chart illustrates our organizational structure upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock)(1):

(1)	Does not include any outstanding stock options or shares reserved for issuance under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan, or the 2011 Plan, which will be in effect upon the closing of this offering.

Our Sponsor

Following the closing of this offering, funds managed by Advent are expected to own approximately 77.9% of our outstanding common stock, or 75.4%, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal and Selling Stockholders.”

Founded in 1984, Advent International is one of the largest and most experienced global private equity investors. Since inception, the firm has invested in more than 290 companies in 39 countries and today has $34 billion in assets under management. With offices on four continents, Advent has established a globally integrated team of over 180 investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments across five core sectors, including business and financial services; healthcare; industrial; retail, consumer and leisure; and technology, media and telecom. Advent is committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

Certain of our principal stockholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—The interests of Advent may conflict with ours or yours in the future.”

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

•	we may present only two years of audited financial statements and only two years of related disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Issuer	Bojangles’, Inc.

Common stock offered by the selling stockholders	6,250,000 shares (or 7,187,500 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	35,903,836 shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 937,500 additional shares from the selling stockholders at the initial public offering price less underwriting discounts and commissions.

Use of proceeds	The selling stockholders will receive all of the proceeds, after deducting underwriting discounts, from this offering. We will not receive any proceeds from this offering. See “Use of Proceeds” for additional information.

Dividend policy	Following the closing of this offering, we do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors, and will depend upon our financial condition, earnings, contractual conditions, including legal requirements and restrictions imposed by our credit agreement or applicable laws and other factors that our board may deem relevant. See “Dividend Policy.”

Symbol	Our common stock has been approved for listing on the NASDAQ Global Select Market, or NASDAQ, under the symbol “BOJA.”

Principal stockholders	Upon closing of this offering, Advent will beneficially own a controlling interest in us. We intend to avail ourselves of the controlled company exemption under the corporate governance rules of NASDAQ. See “Management—Director Independence and Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of risks you should carefully consider before investing in our common stock, see “Risk Factors” beginning on page 18 of this prospectus.

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain of our directors, officers, employees, franchisees, business associates and related persons through a Reserved Share Program. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

After giving effect to the conversion of our Series A preferred stock into common stock in connection with the closing of this offering, the number of shares of common stock to be outstanding after this offering is based on 35,903,836 shares outstanding as of April 24, 2015 and excludes:

•	4,452,687 shares of common stock issuable upon the exercise of options issued under the 2011 Plan to purchase common stock outstanding as of April 24, 2015 at a weighted average exercise price of $3.77 per share; and

•	4,047,313 additional shares of common stock reserved and available for issuance under the 2011 Plan, which will be in effect upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	that the underwriters will not exercise their option to purchase up to an additional 937,500 shares;

•	a 359.03843-for-1 common stock split (subject to rounding to eliminate any fractional shares) to be effected prior to the closing of this offering;

•	the conversion of all outstanding shares of our Series A preferred stock into 35,903,836 shares of our common stock, at a conversion rate of one share of Series A preferred stock into 359.03843 shares of common stock (subject to rounding to eliminate any fractional shares), prior to the closing of this offering; and

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering.

SUMMARY HISTORICAL CONSOLIDATED AND OTHER FINANCIAL DATA

The following table contains summary historical consolidated financial and other data as of and for the fiscal years ended December 29, 2013 and December 28, 2014, derived from our audited consolidated financial statements included elsewhere in this prospectus, and summary historical consolidated financial and other data as of and for the fiscal year ended December 30, 2012 derived from our audited consolidated financial statements not included in this prospectus. The information below is only a summary and should be read in conjunction with the information contained under the headings “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended(1)
	2012	2013	2014
	(Dollar amounts in thousands, except per share data)
Statement of Operations Data:
Revenues
Company restaurant revenues	$328,370	$353,592	$406,788
Franchise royalty revenues	19,539	20,572	22,746
Other franchise revenues	860	998	938

Total revenues	348,769	375,162	430,472

Company restaurant operating expenses
Food and supplies costs	108,972	118,563	133,191
Restaurant labor costs	95,732	99,378	112,506
Operating costs	68,499	75,160	88,476
Depreciation and amortization	8,361	9,011	9,713

Total company restaurant operating expenses	281,564	302,112	343,886

Operating income before other operating expenses	67,205	73,050	86,586

Other operating expenses
General and administrative	25,480	27,478	32,107
Depreciation and amortization	2,154	2,177	2,372
Impairment	321	653	484
Loss (gain) on disposal of property and equipment	161	(579)	60

Total other operating expenses	28,116	29,729	35,023

Operating income	39,089	43,321	51,563

Loss on debt extinguishment	(10,838)	—	—
Amortization of deferred debt issuance costs	(1,509)	(681)	(733)
Interest income	4	3	2
Interest expense	(15,157)	(8,401)	(9,123)

Income before income taxes	11,589	34,242	41,709
Income taxes	3,931	9,915	15,589

Net income	$7,658	$24,327	$26,120

Pro Forma Net Income and Per Share Data:
Pro forma net income per share(2)
Basic		$0.68	$0.73
Diluted		$0.66	$0.70
Weighted average number of shares used in computing pro forma net income per share
Basic		35,903,836	35,903,836
Diluted		36,903,511	37,345,653

	Fiscal Year Ended(1)
	2012	2013	2014
	(Dollar amounts in thousands, except per share data)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$32,934	$37,930	$41,643
Net cash used in investing activities	(7,823)	(8,619)	(10,669)
Net cash used in financing activities	(21,511)	(29,461)	(26,229)
Other Supplemental Metrics:
Number of restaurants
Company-operated	211	225	254
Franchised	327	352	368
System-wide	538	577	622
Comparable restaurant sales growth(3)
Company-operated	8.4%	4.5%	4.0%
Franchised	6.2%	1.4%	5.0%
System-wide	7.0%	2.5%	4.6%
System-wide average unit volumes	$1,716	$1,728	$1,774
Restaurant contribution(4)	$55,167	$60,491	$72,615
as a percentage of company restaurant revenues	16.8%	17.1%	17.9%
EBITDA(5)	$38,766	$54,509	$63,648
Adjusted EBITDA(5)	$54,630	$60,458	$68,885
as a percentage of total revenues	15.7%	16.1%	16.0%
Cash capital expenditures(6)	$7,213	$9,431	$7,495

	As of December 28, 2014
	Actual	Pro Forma(7)
	(Dollar amounts in thousands)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$13,201	$9,849
Property and equipment, net	42,478	42,478
Total assets	552,643	548,445
Total debt(8)	252,758	252,758
Total stockholders’ equity	137,752	133,554

(1)	We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. Fiscal 2012, fiscal 2013 and fiscal 2014 ended on December 30, 2012, December 29, 2013 and December 28, 2014, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every five or six years a 53-week fiscal year occurs. Fiscal 2013 and fiscal 2014 were 52-week fiscal years. Fiscal 2012 was a 53-week fiscal year.
(2)	We have not presented historical basic and diluted earnings per share because our capital structure prior to this offering makes the presentation of earnings per share not meaningful as we do not have any shares of common stock outstanding. We have accordingly presented pro forma basic and diluted net income per share for the fiscal years ended December 29, 2013 and December 28, 2014, which consists of our historical net income divided by the basic and diluted pro forma weighted average number of shares of common stock outstanding after giving effect to (i) a 359.03843-for-1 common stock split, to be effected prior to the closing of this offering (subject to rounding to eliminate fractional shares), and (ii) the conversion of all of our outstanding shares of Series A preferred stock into 35,903,836 shares of our common stock prior to the closing of this offering.

Net income used in calculating pro forma net income per share does not reflect (i) the estimated expenses of this offering or (ii) compensation and expenses for our board of directors and other costs related to operating as a public company.

For more information on how we calculate basic and diluted pro forma weighted average number of shares outstanding, see Note 25 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A new restaurant enters our comparable restaurant base the first full day of the month after being open for 15 months using a mid-month convention. System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenues, our royalty revenues are calculated based on a percentage of franchised restaurant sales.
(4)	Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company restaurant revenues less company food and supplies costs, restaurant labor costs and operating costs. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of restaurant contribution and other key performance indicators.

A reconciliation of restaurant contribution to company restaurant revenues is provided below:

	Fiscal Year Ended
	2012	2013	2014
	(Dollar amounts in thousands)
Company restaurant revenues	$328,370	$353,592	$406,788

Food and supplies costs	(108,972)	(118,563)	(133,191)
Restaurant labor costs	(95,732)	(99,378)	(112,506)
Operating costs	(68,499)	(75,160)	(88,476)

Restaurant contribution	$55,167	$60,491	$72,615

(5)	EBITDA represents company net income before interest expense (net of interest income), provision for income taxes and depreciation and amortization. Adjusted EBITDA represents company net income before interest expense (net of interest income), provision for income taxes, depreciation and amortization, items that we do not consider representative of our ongoing operating performance and certain non-cash items, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of net income to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended
	2012	2013	2014
	(Dollar amounts in thousands)
Net income	$7,658	$24,327	$26,120
Income taxes	3,931	9,915	15,589
Interest expense, net	15,153	8,398	9,121
Depreciation and amortization(a)	12,024	11,869	12,818

EBITDA	38,766	54,509	63,648
Non-cash rent(b)	1,409	1,336	1,513
Stock-based compensation(c)	1,560	838	1,420
Preopening expenses(d)	622	1,112	1,358
Sponsor and board member fees and other expenses(e)	727	1,071	1,059
Certain professional, transaction and other costs(f)	204	159	805
Impairment and dispositions(g)	504	886	557
Loss on debt extinguishment(h)	10,838	—	—
One-time franchise equipment expenses(i)	—	547	—
Gain from termination of a vendor contract(j)	—	—	(1,475)

Adjusted EBITDA	$54,630	$60,458	$68,885

(a)	Includes amortization of deferred debt issuance costs.
(b)	Includes deferred rent, which represents the extent to which our rent expense has been above or below our cash rent payments, amortization of favorable (unfavorable) leases and closed store reserves for rent net of cash payments.
(c)	Includes non-cash, stock-based compensation.
(d)	Includes expenses directly associated with the opening of new company-operated restaurants and incurred prior to the opening of a new company-operated restaurant.
(e)	Includes (i) reimbursement of expenses to our sponsor (approximately $74 thousand in 2012, $27 thousand in 2013, and $61 thousand in 2014), (ii) compensation and expense reimbursement to members of our board, and (iii) certain non-recurring executive search firm fees incurred on behalf of our board.
(f)	Includes certain professional fees and transaction costs related to financing transactions, acquisitions and initial public offering expenses, third-party consultants for one-time projects; and certain executive relocation costs.
(g)	Includes loss (gain) on disposal of property and equipment, impairment and cash proceeds on disposals from disposition of property and equipment.
(h)	Our term loan was refinanced in October 2012 resulting in a loss on debt extinguishment of approximately $10.8 million, including an approximately $1.7 million loss on the early termination of the corresponding interest rate swap agreement.
(i)	Includes the cost of the purchase of equipment for franchisees in connection with a one-time initiative which was completed in fiscal 2013.
(j)	Represents the elimination of a gain from the termination of a contract with a beverage vendor in fiscal 2014.
(6)	Cash capital expenditures represents cash for purchases of property and equipment.
(7)	Pro forma balance sheet data as of December 28, 2014 give effect to the payment of estimated offering expenses payable by us, which amount to approximately $4.4 million, of which certain amounts were paid in fiscal 2014.
(8)	Total debt consists of borrowings under our credit facility (as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Obligations”) and capital lease obligations. See our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard Southern-inspired, chicken-based or fried food favorably or that we will be able to develop new menu items that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. In addition, the restaurant industry is currently under heightened legal and legislative scrutiny related to menu labeling and resulting from the perception that the practices of restaurant companies have contributed to nutritional, caloric intake, obesity or other health concerns of their guests. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

Our growth strategy depends in part on opening new restaurants in existing and new markets and expanding our franchise system. We may be unsuccessful in opening new company-operated or franchised restaurants or establishing new markets, which could adversely affect our growth.

One of the key means to achieving our growth strategy will be through opening new restaurants and operating those restaurants on a profitable basis. We opened 24 new company-operated restaurants in fiscal 2014 and plan to open 22 to 25 new company-operated restaurants in fiscal 2015. Our franchisees opened 28 new franchise operated restaurants in fiscal 2014 and plan to open 28 to 32 in fiscal 2015. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our and our franchisees’ ability to:

•	identify available and suitable restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	obtain or have available the financing required to acquire and operate a restaurant, including construction and opening costs, which includes access to build-to-suit leases and equipment financing leases at favorable interest and capitalization rates;

•	respond to unforeseen engineering or environmental problems with leased premises;

•	avoid the impact of inclement weather, natural disasters and other calamities;

•	hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our and our franchisees’ costs or ability to open new restaurants; and

•	control construction and equipment cost increases for new restaurants.

There is no guarantee that a sufficient number of suitable restaurant sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. If we are unable to open new restaurants or sign new franchisees, or if existing franchisees do not open new restaurants, or if restaurant openings are significantly delayed, our revenues or earnings growth could be adversely affected and our business negatively affected.

As part of our longer term growth strategy, we may enter into geographic markets in which we have little or no prior operating or franchising experience through company-operated restaurant growth and through franchise development agreements. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of company-operated and franchised restaurants in our existing markets. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy and operating costs than existing restaurants, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants. Expanding our franchise system could require the implementation, expense and successful management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

Due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. The operating results and comparable restaurant sales for our restaurants could be adversely affected due to close proximity with our other restaurants and market saturation.

New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our average restaurant revenues and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant revenues and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	consumption patterns and food preferences that may differ from region to region;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities, including chicken and other proteins;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants do not perform as planned or close, our business and future prospects could be harmed. In addition, an inability to achieve our expected average restaurant revenues would have a material adverse effect on our business, financial condition and results of operations.

Opening new restaurants in existing markets may negatively impact sales at our and our franchisees’ existing restaurants.

The consumer target area of our and our franchisees’ restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we or our franchisees’ already have restaurants could adversely impact sales at these existing restaurants. Existing restaurants could also make it more difficult to build our and our franchisees’ consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our or our franchisees’ existing restaurants. However, we cannot guarantee there will not be significant impact in some cases and we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our sales growth and ability to achieve profitability could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales, which reflect the change in year-over-year sales for restaurants in the fiscal month following 15 months of operation using a mid-month convention, will affect our sales growth and will continue to be a critical factor affecting our ability to generate profits because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in sales growth and ability to achieve profitability that would have a material adverse effect on our business, financial condition and results of operations.

Our marketing programs may not be successful, and our new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and remodels be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Changes in food and supplies costs, especially for chicken, could adversely affect our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supplies costs. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, product recalls and government regulations. The costs of many basic foods for humans and animals, including wheat and cooking oil, have increased markedly in recent years, resulting in upward pricing pressures on almost all of our raw ingredients, including chicken (especially limited service restaurant-sized chickens) and pork. Food prices for a number of our key ingredients escalated markedly at various points in fiscal 2013 and fiscal 2014, and we expect that there will be additional pricing pressures on some of those ingredients in fiscal 2015. As a result of such pricing pressures, we are expecting significant increases in the costs of certain ingredients for items on our menu, including bone-in chicken, Chicken Supremes and Homestyle Chicken Tenders and Cajun Filets in fiscal 2015. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu, such as chicken, pork and wheat, would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic, business and comparable restaurant sales during the shortage and thereafter. We have implemented menu price increases in the past to significantly offset the higher prices of food and supply costs. We may not be able to offset all or any portion of increased food and supply costs through higher menu prices in the future. If we or our franchisees implement further menu price increases in the future to protect our margins, restaurant traffic could be materially adversely affected, at both company-operated and franchised restaurants.

Our principal food product is chicken. In fiscal 2012, fiscal 2013 and fiscal 2014, the cost of chicken and other proteins included in our product cost was approximately 41%, 42% and 44%, respectively, of our food and supplies cost from company-operated restaurants. Material increases in the cost of chicken and other proteins could materially adversely affect our business, operating results and financial condition. Changes in the cost and availability of chicken can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, greater international demand for domestic chicken products, decreased numbers of size and choice chickens, especially limited service restaurant-sized chickens, increased costs for larger-sized chickens, which must be purchased if we are unable to purchase sufficient quantities of limited service restaurant-sized chickens, and increased transportation costs.

A major driver of the price of corn, which is the primary feed source for chicken, has been the increasing demand for corn by the ethanol industry as an alternative fuel source, as most ethanol plants in the United States use corn as the primary source of grain to make ethanol. This increased demand on the nation’s corn crop has had and may continue to have an adverse impact on chicken prices. While we have some supply agreements that allow us to lock in prices of certain raw ingredients for certain periods of time, we currently do not make extensive use of futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of chicken, pork or other raw ingredients, food and supplies.

Wheat is an ingredient in some of our principal food products. Changes in the cost and availability of wheat may be affected by a number of factors, including economic and industry conditions, crop disease, weed control, water availability, various planting/growing/harvesting problems, and severe weather conditions such as drought, floods or frost that are difficult to anticipate and which cannot be controlled. Demand for food products made from wheat flour is affected by changes in consumer tastes, demographic trends and national, regional and local economic conditions.

Another of our principal food products is pork. Material increases in the cost of pork could materially adversely affect our business, operating results and financial condition. Changes in the cost of pork can result from a number of factors, including seasonality, increases in the cost of grain, disease and viruses and other factors that affect availability and greater international demand for domestic pork products.

We may not be able to compete successfully with other quick-service and fast-casual restaurants. Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The food service industry, and particularly its quick-service and fast-casual segments, is intensely competitive. In addition, the Southeastern United States, the primary market in which we compete, consists of what we believe to be the most competitive Southern-inspired quick-service and fast-casual market in the United States. We expect competition in this market and each of our other markets to continue to be intense because consumer trends are favoring limited service restaurants that offer healthier menu items made with better quality products, and many limited service restaurants are responding to these trends. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our company-operated and franchised restaurants cannot compete successfully with other quick-service and fast-casual restaurants in new and existing markets, we could lose customers and our revenues could decline. Our company-operated and franchised restaurants compete with national and regional quick-service and fast-casual restaurant chains for customers, restaurant locations and qualified management and other staff. Compared with us, some of our competitors have substantially greater financial and other resources, have been in business longer, have greater brand recognition or are better established in the markets where our restaurants are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

The financial performance of our franchisees can negatively impact our business.

As 59% of our restaurants are franchised as of December 28, 2014, our financial results are dependent in part upon the operational and financial success of our franchisees. We receive royalties, franchise fees, contributions to our marketing development fund and co-op advertising funds, and other fees from our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees’ businesses are run. While we are responsible for ensuring the success of our entire system of restaurants and for taking a longer term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to open or continue operating their Bojangles’ restaurants. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. We also anticipate that we and our franchisees will be financially impacted by the implementation of the health care reform legislation. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised restaurants would reduce our royalty revenues and could negatively impact margins, since we may not be able to reduce fixed costs which we continue to incur.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Franchisees are independent business operators and are not our employees, and we do not exercise control over the day-to-day operations of their restaurants. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised restaurants may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, which would reduce our royalty revenues, and the impact on profitability could be greater than the percentage decrease in royalties and fees.

The challenging economic environment may affect our franchisees, with adverse consequences to us.

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. As of December 28, 2014, our top three franchisees operated 141 of our franchised restaurants and accounted for approximately 45% of our royalty revenues in fiscal 2013 and fiscal 2014. Due to the continuing challenging economic environment, it is possible that some franchisees could file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of royalties, contributions to our marketing development fund and co-op advertising funds and other fees. Bankruptcies by our franchisees could prevent us from terminating their franchise agreements so that we can offer their territories to other franchisees, negatively impact our market share and operating results as we may have fewer well-performing restaurants, and adversely impact our ability to attract new franchisees.

Although we have developed criteria to evaluate and screen prospective developers and franchisees, we cannot be certain that the developers and franchisees we select will have the business acumen or financial resources necessary to open and operate successful franchises in their franchise areas, and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. The failure of developers and franchisees to open and operate franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate acceptable lease or purchase terms for restaurant sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. For these reasons, franchisees operating under development agreements may not be able to meet the new restaurant opening dates required under those agreements. Also, as of December 28, 2014, we sublease certain restaurants and equipment to nine franchisees which comprise 14 restaurants and lease land, building and equipment we own to one of our franchisees. If any such franchisees cannot meet their financial obligations under their subleases, or otherwise fail to honor or default under the terms of their subleases, we would be financially obligated under a master lease and could be adversely affected.

Our system-wide restaurant base is geographically concentrated in the Southeastern United States, and we could be negatively affected by conditions specific to that region.

Our company-operated and franchised restaurants in the Southeastern United States represent approximately 98% of our system-wide restaurants as of December 28, 2014. Our company-operated and franchised restaurants in North Carolina and South Carolina represent approximately 66% of our system-wide restaurants as of December 28, 2014. Approximately 80% of our company-operated restaurants are located in North Carolina and South Carolina. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in the Southeastern United States have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain restaurants with a national footprint.

In addition, our competitors could open additional restaurants in North Carolina and South Carolina, where we have significant concentration with over 400 of our system restaurants, which could result in reduced market share for us and may adversely impact our profitability.

Negative publicity could reduce sales at some or all of our restaurants.

We may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of our restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing and other policies, practices and procedures, employee relationships and welfare or other matters at one or more of our restaurants. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved, especially due to the high geographic concentration of many of our restaurants, to affect some or all of our other restaurants, including our franchised restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis and negative publicity from our franchised restaurants may also significantly impact company-operated restaurants. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. These types of employee claims could also be asserted against us, on a co-employer theory, by employees of our franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

Food safety and quality concerns may negatively impact our business and profitability, our internal operational controls and standards may not always be met and our employees may not always act professionally, responsibly and in our and our customers’ best interests. Any possible instances of food-borne illness could reduce our restaurant sales.

Incidents or reports of food-borne or water-borne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures or improper employee conduct at our restaurants could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation as well as our business, revenues and profits. Similar incidents or reports occurring at limited service restaurants unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us.

We cannot guarantee to consumers that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised restaurants could negatively affect sales at all of our restaurants if highly publicized, especially due to the high geographic concentration of many of our restaurants. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had material adverse impacts on their operations, and we cannot assure you that we could avoid a similar impact upon the occurrence of a similar incident at one of our restaurants. Additionally, even if food-borne illnesses were not identified at our restaurants, our restaurant sales could be adversely affected if instances of food-borne illnesses at other restaurant chains were highly publicized. In addition, our restaurant sales could be adversely affected by publicity regarding other high-profile illnesses such as avian flu that customers may associate with our food products.

We rely on only one company to distribute substantially all of our food and supplies to company-operated and franchised restaurants, and on a limited number of companies, and, in some cases, a sole company, to supply certain products, supplies and ingredients to our distributor. Failure to receive timely deliveries of food or other supplies could result in a loss of revenues and materially and adversely impact our operations.

Our and our franchisees’ ability to maintain consistent quality menu items and prices significantly depends upon our ability to acquire quality food products, including chicken and related items, from reliable sources in accordance with our specifications on a timely basis. Shortages or interruptions in the supply of food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of poultry or pork diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which would adversely affect our business, financial condition, results of operations and cash flows. We have contracts with a limited number of suppliers, and, in some cases, a sole supplier, for certain products, supplies and ingredients. Certain menu items and ingredients are provided to us and our franchisees by single suppliers for various proteins and a single supplier for spices. We have limited rights to access the exclusive formulas used for us by one of the single-source suppliers. In addition, one company, of which we are the majority portion of its business, distributes most of the products we receive from suppliers to company-operated and franchised restaurants. If that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant’s menu due to a supply shortage, that restaurant may experience a significant reduction in revenues during the time affected by the shortage and thereafter if our customers change their dining habits as a result.

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

The total debt outstanding under our credit facility and capital lease obligations at December 28, 2014 was $252.8 million and we had no borrowings outstanding under our revolving credit facility. Our indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•	exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our agreements relating to our term loan and revolving credit facility contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to (i) incur additional indebtedness, (ii) issue preferred stock, (iii) create liens on assets, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make investments, loans, or advances, (vii) make certain acquisitions, (viii) engage in certain transactions with affiliates, (ix) authorize or pay dividends, (x) change our lines of business or fiscal year and (xi) not exceed pre-determined maximum cash capital expenditures. In addition, our term loan and revolving credit facility requires us to maintain, on a consolidated basis, a minimum fixed charge coverage ratio, not to exceed a maximum total lease adjusted leverage ratio and not to exceed a maximum cash capital expenditure limit. Our ability to borrow under our revolving credit facility depends on our compliance with these tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet these tests. We cannot assure you that we will meet these tests in the future, or that our lenders will waive any failure to meet these tests.

The failure to comply with our debt covenants or the volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our debt is dependent on our level of positive cash flow from company-operated and franchised restaurants, net of costs. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to comply with the debt covenants in our term loan and revolving credit facility or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The lack of availability or access to build-to-suit leases and equipment financing leases could result in a decreased number of new restaurants and have a negative impact on our growth.

If the interest rate swaps entered into in connection with our credit facility prove ineffective, it could result in volatility in our operating results, including potential losses, which could have a material adverse effect on our results of operations and cash flows.

We entered into three interest rate swap contracts with one of our lenders under our current credit agreement to exchange our variable interest rate payment commitments for fixed interest rate payments on our term loans. The first swap agreement fixed our interest rate with respect to a notional amount of $87.5 million, with an effective date of November 30, 2012 and a termination date of November 30, 2015, under which we pay interest at a fixed 0.44% and receive interest at the one-month LIBOR rate. The second swap agreement fixed our interest rate with respect to a notional amount of $50.0 million, with an effective date of November 30, 2015 and a termination date of September 29, 2017, under which we pay interest at a fixed 1.3325% and receive interest at the one-month LIBOR rate. The third swap agreement fixed our interest rate with respect to a notional amount of $25.0 million, with an effective date of May 31, 2013 and a termination date of May 31, 2017, under which we pay interest at a fixed 0.70125% and receive interest at the one-month LIBOR rate. Early termination of these interest rate swap contracts may result in payments by us, which could have a material adverse effect on our results of operations and cash flow.

We record the swaps at fair value, and are currently designated as an effective cash flow hedge under ASC 815, Derivatives and Hedging. Each fiscal quarter, we measure hedge effectiveness using the “hypothetical derivative method” and record in earnings any gains or losses resulting from hedge ineffectiveness. The hedge provided by our swaps could prove to be ineffective for a number of reasons, including early retirement of our term loan, as is allowed under the credit facility, or in the event the counterparty to the interest rate swaps are determined in the future to not be creditworthy. Any determination that the hedge created by the swaps is ineffective could have a material adverse effect on our results of operations and cash flows and result in volatility in our operating results. In addition, any changes in relevant accounting standards relating to the swaps, especially ASC 815, Derivatives and Hedging, could materially increase earnings volatility.

A prolonged economic downturn could materially affect us in the future.

The restaurant industry is dependent upon consumer discretionary spending. The recession from late 2007 to mid-2009 reduced consumer confidence to historic lows, impacting the public’s ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic and lower average check sizes in our restaurants. If the economy experiences another significant decline, our business, results of operations and ability to comply with the terms of our term loan and revolving credit facility could be materially adversely affected and may result in a deceleration of the number and timing of new restaurant openings by us and our franchisees. Deterioration in customer traffic or a reduction in average check size would negatively impact our revenues and profitability and could result in reductions in staff levels, additional impairment charges and potential restaurant closures.

The interests of our franchisees may conflict with ours or yours in the future and we could face liability from our franchisees or related to our relationship with our franchisees.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement and the terms and conditions of the franchisee/franchisor relationship. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute.

In addition, various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

We are continuing to expand, upgrade and develop our information technology capabilities, including in the implementation of a new point-of-sale system for company-operated restaurants. If we are unable to successfully upgrade or expand our technological capabilities, we may not be able to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. Additionally, unforeseen problems with our new point-of-sale system may affect our operational abilities and internal controls and we may incur additional costs in connection with such upgrades and expansion.

If we or our franchisees are unable to protect our customers’ credit and debit card data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information by way of secure private retail networks. Although we and our franchisees use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees’ security measures and those of our and our franchisees’ technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees’ operations. Any security breach could expose us and our franchisees to risks of data loss, litigation and liability and could seriously disrupt our and our franchisees’ operations and any resulting negative publicity could significantly harm our reputation.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We have registered Bojangles’® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office. The Bojangles’® trademark is also registered in some form in approximately 25 foreign countries. Our current brand campaign, “It’s Bo Time” has also been approved for registration with the United States Patent and Trademark Office. In addition, the Bojangles’ logo, website name and address and Facebook and Twitter accounts are our intellectual property. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

We or our suppliers maintain the seasonings and additives for our chicken, biscuits and other offerings, as well as certain standards, specifications and operating procedures, as trade secrets or confidential information. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or information, despite the existence of confidentiality agreements and other measures. While we try to ensure that the quality of our brand and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation. If any of our trade secrets or information were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

Third-party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, service marks, trade dress and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in restaurant revenues. If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

We depend on our executive officers, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of our executive officers. Our executive officers have cumulative experience of more than 45 years with us and 100 years in the food service industry. If they were to leave us or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance policies for any of our employees.

Matters relating to employment and labor law may adversely affect our business.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in exempt and non-exempt status, or mandated benefits such as health insurance could materially affect our business, financial condition, operating results or cash flow. Since we self-insure our medical plan, increased medical claims could negatively impact our margins, as will the implementation of the PPACA. Furthermore, if our or our franchisees’ employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws. Such claims could also be asserted against us by employees of our franchisees. Moreover, claims asserted against franchisees may at times be made against us as a franchisor. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

Restaurant companies have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, franchisees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies, including us, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of managers and failure to pay for all hours worked. Though we do not believe any lawsuits in which we are currently involved will have a material adverse effect on our financial position, results of operations, liquidity or capital resources, we may in the future be subject to lawsuits that could have such an effect.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food-borne illness or accidents in our restaurants. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and result in increases in our insurance premiums. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our company-operated and franchised restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, unionization of restaurant workers, or increases in the federally-mandated or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our and our franchisees’ operating expenses could increase and our growth could be adversely affected.

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal or state minimum wage and increases in the minimum wage will increase our labor costs and the labor costs of our franchisees. The federal minimum wage has been $7.25 per hour since July 24, 2009. Federally-mandated, state-mandated or locally-mandated minimum wages may be raised in the future. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected. Also, reduced margins of franchisees could make it more difficult to sell franchises. If menu prices are increased by us and our franchisees to cover increased labor costs, the higher prices could adversely affect transactions which could lower sales and thereby reduce our margins and the royalties that we receive from franchisees.

In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators, management personnel and other employees. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, limited service restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting employees, our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could increase our and our franchisees’ labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which could also result in higher labor costs.

We are locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our restaurant leases are non-cancelable and typically have initial terms up to between 15 and 20 years and three renewal terms of five years each that we may exercise at our option. Even if we close a restaurant, we are required to perform our obligations under the applicable lease, which could include, among other things, a provision for a closed restaurant reserve when the restaurant is closed, which would impact our profitability, and payment of the base rent, property taxes, insurance and maintenance for the balance of the lease term. In addition, in connection with leases for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to renew the lease without substantial additional cost, if at all. As a result, we may close or relocate the restaurant, which could subject us to construction and other costs and risks. Additionally, the revenues and profit, if any, generated at a relocated restaurant may not equal the revenues and profit generated at the existing restaurant.

We and our franchisees are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate or sell franchises.

We and our franchisees are subject to extensive government regulation at the federal, state and local government levels. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters. We and our franchisees are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

The PPACA requires employers such as us to provide adequate and affordable health insurance for all qualifying employees or pay a monthly per-employee fee or penalty for non-compliance beginning in fiscal 2015. We are evaluating the impact the new law will have on our operations, and although we cannot predict with certainty the financial impact of the legislation, the law’s individual mandate will increase our costs in providing health insurance for our employees, which could impact our results of operations beginning in fiscal 2015.

We are also subject to regulation by the Federal Trade Commission and subject to state laws that govern the offer, sale, renewal and termination of franchises and our relationship with our franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on franchise sales, fines or the requirement that we make a rescission offer to franchisees, any of which could affect our ability to open new restaurants in the future and thus could materially adversely affect our business and operating results. Any such failure could also subject us to liability to our franchisees.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations, including those concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to the presence of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition and results of operations. Further, environmental laws and regulations, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition and results of operations.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings, including our buttermilk biscuits, legendary sweet tea and bone-in fried chicken. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

The PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to, as of December 1, 2015, require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to, as of December 1, 2015, provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the United States Food and Drug Administration to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Furthermore, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium in our menu offerings or switch to higher cost ingredients or may hinder our ability to operate in certain markets. Some jurisdictions have banned certain cooking ingredients, such as trans-fats, which a limited number of our menu products contain in small, but measurable amounts, or have discussed banning certain products, such as large sodas. Removal of these products and ingredients from our menus could affect product tastes, customer satisfaction levels, and sales volumes, whereas if we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of additional menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as on the restaurant industry in general.

We may become subject to liabilities arising from environmental laws that could likely increase our operating expenses and materially and adversely affect our business and results of operations.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. If we are found liable for the costs of remediating contamination at any of our properties, our operating expenses would likely increase and our results of operations would be materially adversely affected. See “Business—Environmental Matters.” Some of our leases provide for indemnification of our landlords for environmental contamination, clean-up or owner liability.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, company-operated and franchised restaurant locations, third-party sole distributor and its facilities, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, especially such events which occur in North Carolina or South Carolina, as a result of the concentration of our restaurants, may disrupt our and our franchisees’ business and may adversely affect our and our franchisees’ ability to obtain food and supplies and sell menu items. Our business may be harmed if our or our franchisees’ ability to obtain food and supplies and sell menu items is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our and our franchisees’ revenues, properties or operations. Such events could result in physical damage to one or more of our or our franchisees’ properties, the temporary closure of some or all of our company-operated restaurants, franchised restaurants and third-party sole distributor, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our company-operated and franchised restaurants and third-party sole distributor, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Because of our international franchised restaurants, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

We currently have three franchised locations located outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that we will be successful in preventing our franchisees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the closing of this offering, Advent will indirectly beneficially own approximately 77.9% of our outstanding common stock, or 75.4% if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Advent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Advent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock—Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions.”

The interests of Advent may conflict with ours or yours in the future.

Advent engages in a range of investing activities, including investments in restaurants and other consumer-related companies in particular. In the ordinary course of its business activities, Advent may engage in activities where its interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations. In addition, Advent may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you, such as debt financed acquisitions.

As a controlled company, we will not be subject to all of the corporate governance rules of NASDAQ.

Upon the listing of our common stock on NASDAQ in connection with this offering, we will be considered a “controlled company” under the rules of NASDAQ. Controlled companies are exempt from NASDAQ corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of NASDAQ, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting NASDAQ requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of NASDAQ. Following this offering, we intend to use some or all of these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See “Management.”

Bojangles’, Inc. is a holding company with no operations and relies on its operating subsidiaries to provide it with funds necessary to meet its financial obligations and to pay dividends.

Bojangles’, Inc. is a holding company with no material direct operations. Bojangles’, Inc.’s principal assets are the equity interests it indirectly holds in its operating subsidiaries which own our operating assets. As a result, Bojangles’, Inc. is dependent on loans, dividends and other payments from its operating subsidiaries to generate the funds necessary to meet its financial obligations and to pay dividends on its common stock. Its subsidiaries are legally distinct from Bojangles’, Inc. and may be prohibited or restricted from paying dividends, including the restrictions contained in our term loan and revolving credit facility described below, or otherwise making funds available to us under certain conditions. Although Bojangles’, Inc. does not expect to pay dividends on its common stock for the foreseeable future, if it is unable to obtain funds from its subsidiaries, it may be unable to, or its board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. Our term loan and revolving credit facility restrict our ability to pay cash dividends on our common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

As a public company, we incur significant costs to comply with the laws and regulations affecting public companies which could harm our business and results of operations.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and the listing requirements of NASDAQ, and other applicable securities rules and regulations. These rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly, particularly after we cease to be an “emerging growth company” as defined in the JOBS Act. For example, these rules and regulations could make it more difficult and more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We will need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

Our management team and other personnel devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which would require us to incur additional expenses and harm our results of operations.

Our management does not have experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team does not have experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our common stock at prices equal to or greater than the initial public offering price.

No market currently exists for our common stock and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We may take advantage of some of these exemptions. If we do, we do not know if some investors will find our common stock less attractive as a result. The result may be a less-active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We could remain an “emerging growth company” for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.

We have not previously been required to assess the effectiveness of our internal controls over financial reporting and we may identify deficiencies when we are required to do so.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. We have not previously been subject to this requirement, and, in connection with the implementation of the necessary procedures and practices related to internal controls and over financial reporting, we may identify deficiencies. We may not be able to remediate any future deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a) thereof. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

Shares of our common stock sold in this offering may experience significant volatility on NASDAQ. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Opening new company-operated restaurants in existing and new markets could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for new company-operated restaurants through a combination of additional issuances of equity, corporate indebtedness, leases and cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, we will have 35,903,836 shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following closing of this offering, approximately 77.9% of our outstanding common stock, or 75.4% if the underwriters exercise their option to purchase additional shares in full, will be beneficially owned by Advent, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and the selling stockholders, our officers, directors and holders of substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Pursuant to our stockholders’ agreement, certain of our stockholders may require us to file registration statements under the Securities Act at our expense, covering resales of our common stock held by them or piggyback on a registration statement in certain circumstances. Any such sales, or the prospect of any such sales, could materially impact the market price of our common stock. For a further description of our stockholders’ agreement, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

The future issuance of additional common stock in connection with the 2011 Plan, acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of 105,596,164 shares of common stock authorized but unissued and not reserved for issuance under the 2011 Plan. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock, issued in connection with the 2011 Plan, the exercise of outstanding stock options, or otherwise, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $25.57 per share, representing the difference between the assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws that will be effective upon closing of this offering may make it more difficult for, or prevent a third-party from, acquiring control of us without the approval of our board of directors. Among other things, these provisions:

•	provide for a classified board of directors with staggered three-year terms;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the board of directors to fix the number of directors;

•	provide the power of our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	provide that a 66 2⁄3% supermajority vote will be required to amend or repeal provisions relating to, among other things, the classification of the board of directors, the filling of vacancies on the board of directors and the advance notice requirements for stockholder proposals and director nominations.

In addition, our term loan and revolving credit facility imposes, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Thereunder, the occurrence of a change of control transaction could constitute an event of default permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant common stock ownership by Advent could impede a merger, takeover, or other business combination, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated bylaws will provide that, subject to certain exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, our certificate of incorporation or our bylaws, or (D) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements may be preceded by, followed by or include the words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “potential,” “project,” “projection,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions; they are not guarantees of performance. You should not place undue reliance on these statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that the assumptions and expectations will prove to be correct.

You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors,” could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to open new restaurants in new and existing markets and expand our franchise system;

•	our ability to generate comparable restaurant sales growth;

•	our restaurants and our franchisees’ restaurants may close due to financial or other difficulties;

•	new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits;

•	anticipated future restaurant openings may be delayed or cancelled;

•	increases in the cost of chicken, pork, wheat, corn and other products;

•	our ability to compete successfully with other quick-service and fast-casual restaurants;

•	our reliance on our franchisees, who may be adversely impacted by economic conditions and who may incur financial hardships, be unable to obtain credit, need to close their restaurants or declare bankruptcy;

•	our ability to support our franchise system;

•	our limited degree of control over the actions of our franchisees;

•	our potential responsibility for certain acts of our franchisees;

•	our vulnerability to conditions in the Southeastern United States;

•	negative publicity, whether or not valid;

•	concerns about food safety and quality and about food-borne illnesses, including adverse public perception due to the occurrence of avian flu, swine flu or other food-borne illnesses;

•	our dependence upon frequent and timely deliveries of restaurant food and other supplies;

•	our reliance upon a limited number of suppliers for substantially all of our restaurant food and other supplies;

•	our reliance upon just one third-party distributor for substantially all of our restaurant food and other supplies;

•	the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements and on our ability to pay or to refinance our existing debt or to obtain additional financing;

•	our ability to protect our name and logo and other intellectual property;

•	loss of the abilities, experience and knowledge of our existing directors and officers;

•	matters relating to employment and labor laws;

•	labor shortages or increases in labor costs;

•	the impact of litigation, including wage and hour class action lawsuits;

•	our ability and the ability of our franchisees to renew leases at the end of their terms;

•	the impact of federal, state or local government regulations relating to the preparation and sale of food, zoning and building codes, and employee wages and benefits, environmental and other matters;

•	the fact that we are considered a “controlled company” and exempt from certain corporate governance rules primarily relating to board independence, and we may use some or all of these exemptions;

•	the fact that we are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	potential conflicts of interest with Advent;

•	changes in accounting standards; and

•	other risks described in the “Risk Factors” section of this prospectus.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. In addition, all forward-looking statements speak only as of the date of this prospectus. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise other than as required under the federal securities laws.

USE OF PROCEEDS

All of the shares of our common stock offered hereby are being sold by selling stockholders named in this prospectus. See “Principal and Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares in this offering, including the sale of any shares by the selling stockholders if the underwriters exercise their option to purchase additional shares. We have agreed to pay the expenses of the selling stockholders related to this offering other than the underwriting discounts and commissions.

DIVIDEND POLICY

On May 15, 2013, we paid a cash dividend of $50.0 million on shares of our Series A preferred stock, which we refer to as the 2013 Dividend. On April 11, 2014, we paid a cash dividend of $50.0 million on shares of our Series A preferred stock, which we refer to as the 2014 Dividend.

We have not declared, and currently do not plan to declare in the foreseeable future, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, our results of operations, our liquidity, legal requirements, restrictions that may be imposed by the terms of current and future financing instruments and other factors deemed relevant by our board of directors. Our credit facility also restricts our ability to pay cash dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Obligations.”

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of December 28, 2014:

•	on an actual basis; and

•	on a pro forma basis giving effect to the conversion of our outstanding shares of Series A preferred stock into 35,903,836 shares of common stock at a conversion rate of one share of Series A preferred stock into 359.03843 shares of common stock (subject to rounding to eliminate any fractional shares), in connection with the closing of this offering, as well as the payment of the estimated offering expenses payable by us, which amount to approximately $4.4 million, of which certain amounts were paid in fiscal 2014.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of 6,250,000 shares by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase 937,500 additional shares from the selling stockholders.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus.

	As of December 28, 2014
	Actual	Pro Forma
	(Dollar amounts in thousands)
Cash and cash equivalents(1)	$13,201	$9,849

Debt:
Revolving credit facility	$—	$—
Term loans	228,249	228,249
Capital lease obligations	24,509	24,509

Total debt(2)	252,758	252,758

Stockholders’ equity:
Preferred stock, $0.01 par value per share(3)	172,691	—
Common stock, $0.01 par value per share(4)	—	359
Additional paid-in capital	(56,220)	116,112
Retained earnings	21,135	16,937
Accumulated other comprehensive income	146	146

Total stockholders’ equity(1)	137,752	133,554

Total capitalization(1)	$390,510	$386,312

(1)	Pro forma cash and cash equivalents, pro forma total stockholders’ equity and pro forma total capitalization give effect to the payment of estimated offering expenses payable by us, which amount to approximately $4.4 million, of which certain amounts were paid in fiscal 2014 and are reflected in the actual cash and cash equivalents.
(2)	See our audited consolidated financial statements included elsewhere in this prospectus which includes all liabilities.
(3)	Based on the number of shares of Series A preferred stock issued and outstanding as of December 28, 2014: 200,000 shares authorized, 100,000 shares issued and outstanding actual; 25,000,000 shares authorized, 0 shares issued and outstanding pro forma.
(4)	Based on the number of shares of common stock outstanding as of December 28, 2014: 200,000 shares authorized, 0 shares issued and outstanding actual; 150,000,000 shares authorized, 35,903,836 shares issued and outstanding pro forma.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock upon closing of this offering. Net tangible book value (deficit) represents the book value of our total tangible assets less the book value of our total liabilities excluding unfavorable lease liabilities. Pro forma net tangible book value (deficit) per share represents our net tangible book value (deficit) divided by the number of shares of common stock issued and outstanding after giving effect to (i) a 359.03843-for-1 common stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares), and (ii) the conversion of all of our outstanding shares of Series A preferred stock into 35,903,836 shares of our common stock prior to the closing of this offering at a conversion rate of one share of Series A preferred stock into 359.03843 shares of common stock (subject to rounding to eliminate any fractional shares).

Our net tangible book value (deficit) as of December 28, 2014, was approximately $(343.7) million. Our pro forma net tangible book value (deficit) as of December 28, 2014 was $(343.7) million, or $(9.57) per share of common stock. The following table illustrates the dilution per share to new investors in this offering assuming an initial public offering price per share of $16.00 (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus):

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value (deficit) per share as of December 28, 2014	$(9.57)
Dilution per share to new investors in this offering		$(25.57)

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 29,653,836, or approximately 82.6% of the total shares of common stock outstanding after this offering, which will increase the number of shares held by new investors to 6,250,000, or approximately 17.4% of the total shares of common stock outstanding after this offering.

The following table summarizes, on a pro forma basis as of December 28, 2014, the number of shares of common stock purchased from the selling stockholders (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock) and the total consideration and the average price per share paid by our existing stockholders and by the new investors in this offering, at an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(Dollar amounts in thousands, except per share data)
Existing stockholders	29,653,836	82.6%	$142,629,334	58.8%	$4.81
New investors	6,250,000	17.4%	100,000,000	41.2%	16.00

Total	35,903,836	100.0%	$242,629,334	100.0%	$6.76

If the underwriters’ option to purchase additional shares is fully exercised, the total consideration paid by new investors and the average price per share paid by new investors would be $115.0 million and $16.00 per share, respectively, and the percentage of shares purchased by new investors would be 20.0%.

The number of shares outstanding in the table above is based on the number of shares outstanding as of December 28, 2014, after giving effect to (i) a 359.03843-for-1 common stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares), and (ii) the conversion of all outstanding shares of our Series A preferred stock into 35,903,836 shares of our common stock in connection with the closing of this offering. The discussion and tables above do not include the following shares:

•	4,452,687 shares of common stock issuable upon the exercise of options issued under the 2011 Plan to purchase common stock outstanding as of April 24, 2015 at a weighted average exercise price of $3.77 per share; and

•	4,047,313 additional shares of common stock reserved and available for issuance under the 2011 Plan, which will be in effect upon the closing of this offering.

New investors may experience further dilution to the extent any of our outstanding options are exercised, any additional options are granted and exercised or any additional shares of our common stock are otherwise issued.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table contains selected historical consolidated financial data as of and for the fiscal years ended December 29, 2013 and December 28, 2014, derived from our audited consolidated financial statements included elsewhere in this prospectus, and as of and for the fiscal year ended December 30, 2012, derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the thirty weeks ended July 24, 2011 are derived from the unaudited consolidated financial statements of our predecessor, BHI Exchange, Inc., which are not included in this prospectus. The statement of operations data for the twenty-two weeks ended December 25, 2011 are derived from the audited consolidated financial statements of our wholly owned subsidiary, BHI Intermediate Holding Corp., which are not included in this prospectus. You should read these tables in conjunction with the information contained under the headings “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	For the thirty weeks ended July 24, 2011(2)	For the twenty-two weeks ended December 25, 2011(2)	Fiscal Year Ended(1)
			2011(2)	2012	2013	2014
	(Predecessor)	(Intermediate)	(combined)
	(Dollar amounts in thousands)
Statement of Operations Data:
Revenues
Company restaurant revenues	$156,706	$125,202	$281,908	$328,370	$353,592	$406,788
Franchise royalty revenues	9,743	7,623	17,366	19,539	20,572	22,746
Other franchise revenues	415	208	623	860	998	938

Total revenues	166,864	133,033	299,897	348,769	375,162	430,472

Company restaurant operating expenses
Food and supplies costs	50,961	41,604	92,565	108,972	118,563	133,191
Restaurant labor costs	47,809	36,686	84,495	95,732	99,378	112,506
Operating costs	34,240	26,266	60,506	68,499	75,160	88,476
Depreciation and amortization	4,779	3,452	8,231	8,361	9,011	9,713

Total company restaurant operating expenses	137,789	108,008	245,797	281,564	302,112	343,886

Operating income before other operating expenses	29,075	25,025	54,100	67,205	73,050	86,586

Other operating expenses
General and administrative	16,253	11,735	27,988	25,480	27,478	32,107
Depreciation and amortization	3,751	932	4,683	2,154	2,177	2,372
Impairment	—	—	—	321	653	484
(Gain) loss on disposal of property and equipment	(627)	(34)	(661)	161	(579)	60

Total other operating expenses	19,377	12,633	32,010	28,116	29,729	35,023

Operating income	9,698	12,392	22,090	39,089	43,321	51,563
Loss on debt extinguishment	(2,570)	—	(2,570)	(10,838)	—	—
Amortization of deferred debt issuance costs	(567)	(629)	(1,196)	(1,509)	(681)	(733)
Interest income	16	7	23	4	3	2
Interest expense	(4,320)	(6,102)	(10,422)	(15,157)	(8,401)	(9,123)

Income before income taxes	2,257	5,668	7,925	11,589	34,242	41,709
Income taxes	774	2,553	3,327	3,931	9,915	15,589

Net income	$1,483	$3,115	$4,598	$7,658	$24,327	$26,120

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities				$32,934	$37,930	$41,643
Net cash used in investing activities				(7,823)	(8,619)	(10,669)
Net cash used in financing activities				(21,511)	(29,461)	(26,229)

	Fiscal Year Ended(1)
	2012	2013	2014
Balance Sheet Data—Consolidated (at fiscal year end):
Cash and cash equivalents	$8,606	$8,456	$13,201
Property and equipment, net	35,411	42,022	42,478
Total assets	535,121	541,336	552,643
Total debt(3)	195,460	221,840	252,758
Total stockholders’ equity	184,932	160,603	137,752

(1)	Fiscal 2011, fiscal 2013 and fiscal 2014 were 52-week fiscal years. Fiscal 2012 was a 53-week fiscal year. The information shown for fiscal 2011 is the arithmetic sum of the columns for the thirty week and twenty-two week periods ended July 24, 2011 and December 25, 2011, respectively, and has not been prepared in accordance with GAAP.
(2)	Effective as of July 25, 2011, BHI Intermediate Holding Corp., or Intermediate, acquired all of the outstanding capital stock of BHI Exchange, Inc., or Predecessor. GAAP in the United States requires operating results prior to the acquisition, including for the thirty weeks ended July 24, 2011, to be presented as the results of Predecessor and its consolidated subsidiaries in our historical financial statements. Operating results subsequent to the acquisition, including for the twenty-two weeks ended December 25, 2011, are presented as the results of Intermediate and its consolidated subsidiaries in our historical financial statements. The presentation of combined Predecessor and Intermediate operating results (which is simply the arithmetic sum of the Predecessor and Intermediate amounts) is a non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of the combined results with other fiscal periods presented. The combined operating results are not intended to represent what our operating results for fiscal 2011 would have been had the acquisition occurred at, or prior to, the beginning of fiscal 2011. The financial data and operating results for Intermediate include the impacts of applying purchase accounting. We do not believe that the overall impact of accounting adjustments made in connection with the acquisition, including, for example, fair value and useful life adjustments to depreciable and intangible assets, is meaningful for the purposes for which we have included financial data for Predecessor for the thirty weeks ended July 24, 2011, financial data for Intermediate for the twenty-two weeks ended December 25, 2011 and combined operating results for Predecessor and Intermediate for fiscal 2011. See “Basis of Presentation—Presentation of Combined Operating Results for Fiscal 2011.”
(3)	Total debt consists of borrowings under our credit facility and capital lease obligations. See our audited consolidated financial statements included elsewhere in this prospectus which includes all liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

We use a 52- or 53-week fiscal year ending on the last Sunday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every five or six years a 53-week fiscal year occurs which may cause our revenues, expenses, and other results of operations to be higher due to an additional week of operations. Fiscal 2013 and fiscal 2014, which were 52-week years, ended on December 29, 2013 and December 28, 2014, respectively. Fiscal 2012, which was a 53-week year, ended on December 30, 2012.

Overview

Bojangles’ is a highly differentiated and growing restaurant operator and franchisor dedicated to serving customers high-quality, craveable food made from our Southern recipes. In our 622 system-wide restaurants, we offer fast-casual quality food and preparation combined with quick-service speed, convenience and value. Over the last 38 years, we believe Bojangles’ has become an iconic brand with a cult-like following in North Carolina and South Carolina and beyond due to our craveable “chicken ’n biscuits.” Our menu appeals to a broad customer demographic across our five dayparts: breakfast, lunch, snack, dinner and after dinner. We are especially known for our breakfast menu, which is served all day, every day. Our high-quality, handcrafted food represents a great value with an average check of only $6.68 for company-operated restaurants in fiscal 2014. We believe our distinct menu, combined with our attractive price point offers our customers a compelling value proposition.

We increased our system-wide restaurant count from 538 restaurants as of the end of fiscal 2012 to 622 as of the end of fiscal 2014, representing a compounded annual growth rate of 7.5%. Specifically, our company-operated restaurants increased from 211 to 254 and our franchised restaurants increased from 327 to 368 over the same period. As a result, our system-wide sales grew from $866.5 million to $1.0 billion, representing a 9.3% CAGR, our company restaurant revenues grew from $328.4 million to $406.8 million, representing an 11.3% CAGR, and our franchise royalty and other franchise revenues grew from $20.4 million to $23.7 million, representing a 7.8% CAGR. Additionally, we grew our operating income from $39.1 million to $51.6 million, representing a 14.9% CAGR, our net income from $7.7 million to $26.1 million and our Adjusted EBITDA from $54.6 million to $68.9 million, representing a 12.3% CAGR, over the same period. See “Summary Historical Consolidated and Other Financial Data” for a discussion of Adjusted EBITDA, a non-GAAP financial measure, and a reconciliation of the differences between Adjusted EBITDA and net income.

Outlook

We plan to pursue the following strategies to continue to grow our revenues and profits.

Continue to Open New Company-Operated and Franchised Restaurants. We believe we are in the early stages of our growth story. In fiscal 2014, we opened 24 company-operated restaurants and 28 franchised restaurants, contributing to annual system-wide unit growth of 7.8%. In fiscal 2015, we expect to open 22 to 25 new company-operated restaurants and 28 to 32 new franchised restaurants. Over the long-term, we plan to continue growing the number of Bojangles’ system-wide restaurants by approximately 7% to 8% annually, while maintaining a similar proportion of company-operated and franchised units. Based on our experience and research conducted for us by Buxton, a customer analytics research firm, we believe the total restaurant potential in our current footprint of ten states is more than 1,400 locations, and across the United States we believe the total restaurant potential is more than 3,500 locations.

Drive Comparable Restaurant Sales. We plan to continue delivering comparable restaurant sales growth by attracting new customers through expanding our brand awareness with new restaurant openings and marketing efforts, increasing existing customer frequency by providing an enhanced service experience and continuing to grow across each of our dayparts.

Continue to Enhance Profitability. We focus on improving our profitability while also investing in personnel and infrastructure to support our future growth. We will seek to further enhance margins over the long-term by maintaining fiscal discipline and leveraging fixed costs.

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include company restaurant revenues, franchise royalty and other franchise revenues, system-wide AUVs, comparable restaurant sales, new restaurant openings and net income. In addition, we also evaluate EBITDA and Adjusted EBITDA, and restaurant contribution and restaurant contribution margin which are considered to be non-GAAP financial measures.

Company Restaurant Revenues

Company restaurant revenues consist of sales of food and beverages in company-operated restaurants. Company restaurant revenues in a period are influenced by several factors, including the number of operating weeks in such period, the number of open restaurants and comparable restaurant sales growth.

Seasonal factors cause our revenues to fluctuate from quarter to quarter. Our revenues per restaurant are typically lower in the first quarter. As a result, our quarterly and annual operating results and key performance indicators may fluctuate significantly.

Franchise Royalty and Other Franchise Revenues

Franchise royalty and other franchise revenues represents royalty income, and initial and renewal franchise fees. While we expect the majority of our total revenue growth will be driven by company-operated restaurants, our franchised restaurants and growth in franchise royalty and other franchise revenues remain an important part of our financial success.

System-wide Average Unit Volumes

We measure system-wide AUVs on a fiscal year basis and on a TTM basis for each non-fiscal year-end period for system-wide restaurants. Annual AUVs are calculated using the following methodology: first, we determine the domestic free-standing restaurants with both a drive-thru and interior seating that have been open for a full 12 month period (excluding express units); and second, we calculate the revenues for these restaurants and divide by the number of restaurants in that base to arrive at our AUV calculation. This methodology is similar for each TTM period outside the fiscal year end.

Comparable Restaurant Sales

Comparable restaurant sales reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base the first full day of the month after being open for 15 months using a mid-month convention. While we do not record franchised sales as revenues, our royalty revenues are calculated based on a percentage of franchised restaurant sales.

	Fiscal Year Ended
	2012	2013	2014
Comparable Restaurant Sales:
Company-Operated	8.4%	4.5%	4.0%
Franchised	6.2%	1.4%	5.0%
Total System-wide	7.0%	2.5%	4.6%

New Restaurant Openings

The number of restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new company-operated restaurants, we incur preopening costs. System-wide, some of our new restaurants open with an initial start-up period of higher than normal sales volume, which subsequently decreases to stabilized levels. New company-operated restaurants typically experience normal inefficiencies such as higher food and supplies, labor and other direct operating costs and, as a result, restaurant contribution margins are typically lower during the start-up period of operations. In addition, new restaurants typically have high occupancy costs compared to existing restaurants. When entering new markets, we may be exposed to longer start-up times and lower contribution margins than reflected in our average historical experience.

Restaurant openings, closures and refranchised

	Fiscal Year Ended
	2012	2013	2014
Company-operated restaurant activity:
Beginning of period	196	211	225
Openings	14	18	24
Closures	(4)	(2)	(3)
Refranchised	5	(2)	8

End of period	211	225	254

Franchised restaurant activity:
Beginning of period	312	327	352
Openings	26	28	28
Closures	(6)	(5)	(4)
Refranchised	(5)	2	(8)

End of period	327	352	368

Total system-wide restaurant activity:
Beginning of period	508	538	577
Openings	40	46	52
Closures	(10)	(7)	(7)

End of period	538	577	622

In fiscal 2014, we and our franchisees opened 52 restaurants of which 24 were company-operated and 28 were franchised. From time to time we and our franchisees may close or relocate restaurants. A relocation results in a closure and an opening. For fiscal 2014, we closed three company-operated restaurants, of which two were relocations, and our franchisees closed four restaurants, of which one was a relocation. In fiscal 2015, we and our franchisees plan to open 50 to 57 restaurants, of which 22 to 25 will be company-operated restaurants and 28 to 32 will be franchised restaurants.

Net Income, EBITDA and Adjusted EBITDA

We consider net income to be a key performance indicator that shows the overall health of our entire business. We typically utilize net income in conjunction with the non-GAAP financial measures EBITDA and Adjusted EBITDA when assessing the operational strength and the performance of our business. The following table sets forth reconciliations of net income to EBITDA and Adjusted EBITDA:

(Dollar amounts in thousands)	BHI Exchange, Inc. and subsidiaries 30 Weeks Ended July 24, 2011 (Predecessor)(a)	BHI Intermediate Holding Corp. and subsidiaries 22 Weeks Ended December 25, 2011 (Intermediate)(a)	Combined Fiscal Year Ended 2011(a)	Fiscal Year Ended
				2012(l)	2013	2014
Net income	$1,483	$3,115	$4,598	$7,658	$24,327	$26,120
Income taxes	774	2,553	3,327	3,931	9,915	15,589
Interest expense, net	4,304	6,095	10,399	15,153	8,398	9,121
Depreciation and amortization(b)	9,097	5,013	14,110	12,024	11,869	12,818

EBITDA	15,658	16,776	32,434	38,766	54,509	63,648
Non-cash rent(c)	497	598	1,095	1,409	1,336	1,513
Stock-based compensation(d)	—	—	—	1,560	838	1,420
Preopening expenses(e)	337	92	429	622	1,112	1,358
Sponsor and board member fees and expenses(f)	398	181	579	727	1,071	1,059
Certain professional, transaction and other costs(g)	5,169	3,308	8,477	204	159	805
Impairment and dispositions(h)	(205)	(19)	(224)	504	886	557
Loss on debt extinguishment(i)	2,570	—	2,570	10,838	—	—
One-time franchise equipment expenses(j)	—	—	—	—	547	—
Gain from termination of a vendor contract(k)	—	—	—	—	—	(1,475)

Adjusted EBITDA	$24,424	$20,936	$45,360	$54,630	$60,458	$68,885

(a)	See “Basis of Presentation—Presentation of Combined Operating Results for Fiscal 2011.”
(b)	Includes amortization of deferred debt issuance costs.
(c)	Includes deferred rent, which represents the extent to which our rent expense has been above or below our cash rent payments, amortization of favorable (unfavorable) leases and closed store reserves for rent net of cash payments.
(d)	Includes non-cash, stock-based compensation.
(e)	Includes expenses directly associated with the opening of new company-operated restaurants and incurred prior to the opening of a new company-operated restaurant.
(f)	Includes (i) reimbursement of expenses to our sponsor (approximately $74 thousand in 2012, $27 thousand in 2013, and $61 thousand in 2014), (ii) fees to our prior sponsor in 2011, (iii) compensation and expense reimbursement to members of our board, and (iv) certain non-recurring executive search firm fees incurred on behalf of our board.

(g)	Includes certain professional fees and transaction costs related to financing transactions, acquisitions and initial public offering expenses, third-party consultants for one-time projects and certain executive relocation costs.
(h)	Includes loss (gain) on disposal of property and equipment, impairment and cash proceeds on disposals from disposition of property and equipment.
(i)	Our term loan was refinanced in October 2012 resulting in a loss on debt extinguishment of approximately $10.8 million, including an approximately $1.7 million loss on the early termination of the corresponding interest rate swap agreement.
(j)	Includes the cost of the purchase of equipment for franchisees in connection with a one-time initiative which was completed in fiscal 2013.
(k)	Represents the elimination of a gain from the termination of a contract with a beverage vendor in fiscal 2014.
(l)	Fiscal 2012 was a 53-week fiscal year.

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution is defined as company restaurant revenues less food and supplies costs, restaurant labor costs, and operating costs. We expect restaurant contribution to increase based on new company-operated restaurants we open and our comparable restaurant sales growth. Restaurant contribution margin is defined as restaurant contribution as a percentage of company restaurant revenues. Fluctuations in restaurant contribution margin can be attributed to company comparable restaurant sales growth, sales volumes of new company restaurants opened, and changes in company food and supplies costs, restaurant labor costs and operating costs.

Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. We believe that restaurant contribution and restaurant contribution margin are important tools for investors as they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. We use restaurant contribution and restaurant contribution margin as key metrics to evaluate profitability and performance of our restaurants across periods and to evaluate our restaurant financial performance compared to our competitors.

The following table reconciles on a historical basis for the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, our restaurant contribution to the line item on its consolidated statements of operations and comprehensive income entitled “Company restaurant revenues,” which we believe is the most directly comparable GAAP measure on our consolidated statements of operations and comprehensive income.

	Fiscal Year Ended
(Dollar amounts in thousands)	2012(1)	2013	2014
Company restaurant revenues	$328,370	$353,592	$406,788
Food and supplies costs(2)	(108,972)	(118,563)	(133,191)
Restaurant labor costs	(95,732)	(99,378)	(112,506)
Operating costs	(68,499)	(75,160)	(88,476)

Restaurant contribution(2)	$55,167	$60,491	$72,615

Restaurant contribution margin(2)	16.8%	17.1%	17.9%

(1)	Fiscal 2012 was a 53-week fiscal year.
(2)	Fiscal 2014 includes a one-time reduction in food and supplies costs of approximately $1.5 million resulting from the termination of a vendor contract. For further discussion of this reduction in food and supplies costs, see Note 18 to our consolidated financial statements contained elsewhere in this prospectus.

Non-GAAP Financial Measures

Restaurant contribution, restaurant contribution margin, EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We use these measures in addition to net income and operating income to assess our performance and believe it is important for investors to be able to evaluate the company using the same measures used by our management. We believe these measures are important indicators of our operational strength and the performance of our business. These measures as calculated by the company are not necessarily comparable to similarly titled measures reported by other companies. In addition, these measures have limitations as analytical tools and should not be viewed in isolation or as substitutes for GAAP measures of earnings. Some of these limitations are as follows:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•	these measures do not reflect our interest burden, or the cash requirements necessary to service interest or principal payments on our debt, which includes capital lease obligations;

•	these measures do not reflect our income tax expense or the cash requirement to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	although depreciation is a non-cash charge, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these measures differently, so they may not be comparable.

Key Financial Definitions

Total Revenues

Our revenues are derived from two primary sources: company restaurant revenues and franchise revenues. Franchise revenues are comprised of franchise royalty revenues and, to a lesser extent, other franchise revenues which include initial and renewal franchisee fees.

Food and Supplies Costs

Food and supplies costs include the direct costs associated with food, beverage and packaging of our menu items at company-operated restaurants. The components of food and supplies are variable in nature, change with sales volume, are affected by menu mix and are subject to fluctuations in commodity costs.

Restaurant Labor Costs

Restaurant labor costs, including preopening labor, consist of company-operated restaurant-level management and hourly labor costs, including salaries, wages, payroll taxes, workers’ compensation expense, benefits and bonuses paid to our company-operated restaurant-level team members. Like other cost items, we expect restaurant labor costs at our company-operated restaurants to grow due to inflation and as our company restaurant revenues grows. Factors that influence labor costs include minimum wage and employer payroll tax legislation, health care costs and the performance of our restaurants. The Patient Protection and Affordable Care Act will increase health care costs for our restaurants beginning in fiscal 2015.

Operating Costs

Restaurant operating costs include all other company-operated restaurant-level operating expenses, such as repairs and maintenance, utilities, credit and debit card processing, occupancy expenses and other restaurant operating costs. In addition, our advertising costs are included in operating costs and are comprised of our company-operated restaurants’ portion of spending on all advertising which includes, but is not limited to, television, radio, social media, billboards, point-of-sale materials, sponsorships, and creation of media, such as commercials and marketing campaigns.

Company Restaurant Depreciation and Amortization

Company restaurant depreciation and amortization primarily consists of the depreciation of property and equipment and amortization of intangible assets at the restaurant level.

General and Administrative Expenses

General and administrative expenses include expenses associated with corporate and administrative functions that support our operations, including compensation and benefits, travel expense, stock-based compensation expense, legal and professional fees, training, and other corporate costs. We expect we will incur incremental general and administrative expenses as a result of this offering and as a public company.

Other Depreciation and Amortization

Other depreciation and amortization primarily consists of the depreciation of property and equipment and amortization of intangible assets not directly located at company-operated restaurants.

Impairment

Long-lived assets such as property, equipment and intangible assets are reviewed on a unit-by-unit basis for impairment. When circumstances indicate a carrying value of the assets may not be recoverable, an appropriate impairment is recorded.

(Gain) loss on Disposal of Property and Equipment

(Gain) loss on disposal of property and equipment includes the (gain) loss on disposal of assets related to retirements and replacements or write-off of leasehold improvements, equipment and other fixed assets. These (gains) losses are related to normal disposals in the ordinary course of business and gains from insurance proceeds.

Amortization of Deferred Debt Issuance Costs

Deferred debt issuance costs are amortized over the term of the related debt on the effective interest method.

Interest Expense

Interest expense primarily consists of interest on our debt outstanding under our credit facility and capital lease obligations.

Income Taxes

Income taxes represent federal, state, and local current and deferred income tax expense.

Results of Operations

Fiscal Year 2013 Compared to Fiscal Year 2014

Our operating results for the fiscal years ended December 29, 2013 and December 28, 2014 are compared below:

	Fiscal Year Ended
	2013	2014	Increase/ (Decrease)	Percentage Change
	(Dollar amounts in thousands)
Statement of Operations Data:
Revenues
Company restaurant revenues	$353,592	$406,788	$53,196	15.0%
Franchise royalty revenues	20,572	22,746	2,174	10.6%
Other franchise revenues	998	938	(60)	(6.0)%

Total revenues	375,162	430,472	55,310	14.7%

Company restaurant operating expenses:
Food and supplies costs	118,563	133,191	14,628	12.3%
Restaurant labor costs	99,378	112,506	13,128	13.2%
Operating costs	75,160	88,476	13,316	17.7%
Depreciation and amortization	9,011	9,713	702	7.8%

Total company restaurant operating expenses	302,112	343,886	41,774	13.8%

Operating income before other operating expenses	73,050	86,586	13,536	18.5%

Other operating expenses:
General and administrative	27,478	32,107	4,629	16.8%
Depreciation and amortization	2,177	2,372	195	9.0%
Impairment	653	484	(169)	(25.9)%
(Gain) loss on disposal of property and equipment	(579)	60	639	n/m

Total other operating expenses	29,729	35,023	5,294	17.8%

Operating income	43,321	51,563	8,242	19.0%
Amortization of deferred debt issuance costs	(681)	(733)	(52)	7.6%
Interest income	3	2	(1)	n/m
Interest expense	(8,401)	(9,123)	(722)	8.6%

Income before income taxes	34,242	41,709	7,467	21.8%
Income taxes	9,915	15,589	5,674	57.2%

Net income	$24,327	$26,120	$1,793	7.4%

n/m = not meaningful

Company Restaurant Revenues

Company restaurant revenues increased $53.2 million, or 15.0%, in fiscal 2014 compared to fiscal 2013. The growth in company restaurant revenues was primarily due to an increase in comparable company restaurant sales of $13.5 million, or 4.0%, composed of increases in price, mix and transactions at our comparable restaurants, and an increase in the non-comparable restaurant base (net additions of 29 company-operated restaurants as of December 28, 2014 compared to December 29, 2013) accounting for $39.7 million.

Franchise Royalty Revenues

Franchise royalty revenues increased $2.2 million in fiscal 2014 compared to fiscal 2013. The increase was primarily due to an additional 16 franchised restaurants at December 28, 2014 compared to December 29, 2013 and franchised comparable restaurant sales growth of 5.0%.

Food and Supplies Costs

Food and supplies costs increased $14.6 million in fiscal 2014 compared to fiscal 2013. This increase was primarily driven by an increase in company restaurant revenues. For fiscal 2014, food and supplies costs as a percentage of company restaurant revenues were 32.7% compared to 33.5% in fiscal 2013. This percentage decrease was primarily due to a $1.5 million gain associated with the termination of a beverage vendor contract which was recognized as an offset to food and supplies costs. Additionally, our menu price increase more than offset our commodity cost increases.

Restaurant Labor Costs

Company-operated restaurant labor increased $13.1 million in fiscal 2014 compared to fiscal 2013, primarily due to higher company restaurant revenues. As a percentage of company restaurant revenues, restaurant labor costs decreased to 27.7% from 28.1%. This decrease was primarily driven by an increase in comparable restaurant sales which resulted in leveraging certain fixed labor expenses.

Operating Costs

Operating costs increased $13.3 million in fiscal 2014 compared to fiscal 2013, primarily due to higher company restaurant revenues. As a percentage of company restaurant revenues, operating costs increased to 21.7% for fiscal 2014 from 21.3% in fiscal 2013. This increase was primarily attributable to new company-operated restaurants having higher occupancy costs as a percentage of company restaurant revenues, partially offset by leveraging comparable restaurant sales growth.

Restaurant Depreciation and Amortization

Restaurant depreciation and amortization increased $0.7 million in fiscal 2014 compared to fiscal 2013, due primarily to the increased number of company-operated restaurants. As a percentage of company restaurant revenues, depreciation and amortization was 2.4% and 2.5% in fiscal 2014 and fiscal 2013, respectively.

General and Administrative Expenses

General and administrative expenses increased $4.6 million in fiscal 2014 compared to fiscal 2013. The increase is due primarily to additional positions added to support an increased number of restaurants in our system, increased stock-based compensation expense of $0.6 million and employee relocation cost increase of $0.7 million. As a percentage of total revenues, general and administrative expenses were 7.5% and 7.3% in fiscal 2014 and fiscal 2013, respectively.

Interest Expense

Interest expense increased $0.7 million in fiscal 2014 compared to fiscal 2013. The increase was due primarily to an amendment to our credit facility in May 2013 borrowing an additional $50.0 million partially offset by a reduction in our interest rate, and another amendment in April 2014 borrowing an additional $50.0 million, partially offset by repayment of $21.4 million in fiscal 2014.

Income Taxes

Income taxes increased $5.7 million in fiscal 2014 compared to fiscal 2013. For fiscal 2014, our effective income tax rate was 37.4%, compared to an effective tax rate of 29.0% for fiscal 2013. The lower effective income tax rate in fiscal 2013 was primarily due to a state income tax rate reduction enacted by the State of North Carolina which resulted in a deferred income tax benefit.

Fiscal Year 2012 Compared to Fiscal Year 2013

Our operating results for the fiscal years ended December 30, 2012 and December 29, 2013 are compared below:

	Fiscal Year Ended
	2012(1)	2013	Increase/ (Decrease)	Percentage Change
	(Dollar amounts in thousands)
Statement of Operations Data:
Revenues:
Company restaurant revenues	$328,370	$353,592	$25,222	7.7%
Franchise royalty revenues	19,539	20,572	1,033	5.3%
Other franchise revenues	860	998	138	16.0%

Total revenues	348,769	375,162	26,393	7.6%

Company restaurant operating expenses:
Food and supplies costs	108,972	118,563	9,591	8.8%
Restaurant labor costs	95,732	99,378	3,646	3.8%
Operating costs	68,499	75,160	6,661	9.7%
Depreciation and amortization	8,361	9,011	650	7.8%

Total company restaurant operating expenses	281,564	302,112	20,548	7.3%

Operating income before other operating expenses	67,205	73,050	5,845	8.7%

Other operating expenses:
General and administrative	25,480	27,478	1,998	7.8%
Depreciation and amortization	2,154	2,177	23	1.1%
Impairment	321	653	332	103.4%
Loss (gain) on disposal of property and equipment	161	(579)	(740)	n/m

Total other operating expenses	28,116	29,729	1,613	5.7%

Operating income	39,089	43,321	4,232	10.8%
Loss on debt extinguishment	(10,838)	—	10,838	n/m
Amortization of deferred debt issuance costs	(1,509)	(681)	828	(54.9)%
Interest income	4	3	(1)	(25.0)%
Interest expense	(15,157)	(8,401)	6,756	(44.6)%

Income before income taxes	11,589	34,242	22,653	195.5%
Income taxes	3,931	9,915	5,984	152.2%

Net income	$7,658	$24,327	$16,669	217.7%

(1)	Fiscal year 2012 was a 53-week year.

n/m = not meaningful

Company Restaurant Revenues

Company restaurant revenues increased $25.2 million, or 7.7%, in fiscal 2013 compared to fiscal 2012. The growth in company restaurant revenues was primarily due to an increase in comparable company restaurant sales of $13.8 million, or 4.5%, which was primarily due to an increase in price and mix at our comparable restaurants and an increase in the non-comparable restaurant base (net additions of 14 company-operated restaurants as of December 29, 2013 compared to December 30, 2012), accounting for $11.4 million.

Franchise Royalty Revenues

Franchise royalty revenues increased $1.0 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to an additional 25 franchised restaurants at December 29, 2013 compared to December 30, 2012 and franchised comparable restaurant sales growth of 1.4%.

Food and Supplies Costs

Food and supplies costs increased $9.6 million in fiscal 2013 compared to fiscal 2012. This increase was primarily driven by an increase in company restaurant revenues. In fiscal 2013, food and supplies costs as a percentage of company restaurant revenues were 33.5% compared to 33.2% in fiscal 2012. The increase in percentage was due primarily to slightly higher commodity costs.

Restaurant Labor Costs

Restaurant labor costs increased $3.6 million in fiscal 2013 compared to fiscal 2012, primarily due to higher company restaurant revenues. As a percentage of company restaurant revenues, restaurant labor costs decreased from 29.2% in fiscal 2012 to 28.1% in fiscal 2013. This decrease was primarily driven by an increase in comparable company restaurant sales which resulted in leveraging certain fixed labor expenses and a decrease in group health insurance expenses of approximately $1.0 million due to lower year-over-year medical claims.

Operating Costs

Operating costs increased $6.7 million in fiscal 2013 compared to fiscal 2012, primarily due to higher company restaurant revenues. As a percentage of company restaurant revenues, operating costs increased to 21.3% in fiscal 2013 from 20.9% in fiscal 2012. This increase was primarily attributable to an increase in overall marketing expense and our new company-operated restaurants having higher occupancy costs as a percentage of company restaurant revenues.

Restaurant Depreciation and Amortization

Restaurant depreciation and amortization increased $0.7 million in fiscal 2013 compared to fiscal 2012, primarily due to the increased number of company-operated restaurants. As a percentage of company restaurant revenues, depreciation and amortization was 2.5% in both fiscal 2013 and fiscal 2012.

General and Administrative Expenses

General and administrative expenses increased $2.0 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to additional positions added to support an increased number of restaurants in our system as of December 29, 2013 compared to December 30, 2012. As a percentage of total revenues, general and administrative expenses were 7.3% in both fiscal 2013 and fiscal 2012.

Loss on Debt Extinguishment

Loss on debt extinguishment was $10.8 million in fiscal 2012. Our term loan debt was refinanced in October 2012, resulting in a loss on debt extinguishment of $10.8 million, including a $1.7 million loss on the early termination of the corresponding interest rate swap agreement.

Interest Expense

Interest expense decreased $6.8 million in fiscal 2013 compared to fiscal 2012. The decrease was primarily due to a favorable borrowing rate resulting from the refinancing of our term loan debt in October 2012 and repayment of $25.4 million in fiscal 2013, partially offset by a new $50.0 million term loan we borrowed in May 2013.

Income Taxes

Income taxes increased $6.0 million in fiscal 2013 compared to fiscal 2012. In fiscal 2013, our effective income tax rate was 29.0% compared to an effective income tax rate of 33.9% in fiscal 2012. The lower effective income tax rate in fiscal 2013 was primarily due to a state income tax rate reduction enacted by the State of North Carolina which resulted in a deferred income tax benefit.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are new company-operated restaurants, existing restaurant capital investments (remodels and maintenance), information technology investments, principal and interest payments on our term debt and capital lease obligations, operating lease obligations and working capital and general corporate needs. Our customers pay for their purchases in cash or by payment card (credit or debit) at the time of sale, therefore, we are able to sell many of our inventory items before we have to pay our suppliers for such items. Our restaurants do not require significant inventories or receivables. We do have accounts receivable from our franchisees primarily related to royalty revenues.

Our growth plan is dependent upon many factors, including economic conditions, real estate markets, restaurant locations and the nature of our lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance and capacity addition in our existing restaurants as well as information technology and other general corporate expenditures. We estimate that the land, building and equipment of a new company-operated restaurant requires an average investment of $2.1 million, including approximately $0.6 million for land, approximately $1.2 million for building construction, which includes the building, site and soft costs, and approximately $0.3 million for equipment. We primarily utilize build-to-suit developments and equipment financing leases for our new company-operated restaurants, requiring minimal upfront cash investment. Each new restaurant typically requires an upfront cash investment of approximately $85,000, and we target a less than one year payback on our cash investment. While we currently utilize a build-to-suit development strategy, our new restaurant strategy may change over time.

We currently expect our capital expenditures for 2015 will range between $13.0 million and $14.0 million excluding approximately $1.3 million to $1.5 million of restaurant preopening costs for new restaurants that are not capitalized. These capital estimates are based on average new restaurant capital expenditures of $85,000 each for the opening of 22 to 25 new company-operated restaurants as well as investments to remodel and improve our existing restaurants, for a new point of sale system and for general corporate purposes.

We believe that cash and cash equivalents and expected cash flow from operations are adequate to fund debt service requirements, capital lease obligations, operating lease obligations, capital expenditures and working capital needs for the next 12 months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flow from operations and our ability to manage costs and working capital successfully.

The following table presents summary cash flow information for the periods indicated (in thousands):

	Fiscal Year Ended
	2012(1)	2013	2014
Net cash provided by (used in)
Operating activities	$32,934	$37,930	$41,643
Investing activities	(7,823)	(8,619)	(10,669)
Financing activities	(21,511)	(29,461)	(26,229)

Net increase (decrease) in cash	$3,600	$(150)	$4,745

(1)	Fiscal 2012 was a 53-week year.

Operating Activities

Net cash provided by operating activities increased from $37.9 million for fiscal 2013 to $41.6 million for fiscal 2014. The increase was primarily attributable to an increase in cash generated from our operations due to the net increase in company-operated restaurants, franchise royalty revenues and an increase in comparable restaurant sales.

Net cash provided by operating activities increased from $32.9 million in fiscal 2012 to $37.9 million in fiscal 2013. The increase was primarily attributable to an increase in cash generated from our operations due to the net increase in company-operated restaurants, franchise royalty revenues, and an increase in comparable restaurant sales.

Investing Activities

Net cash used in investing activities increased from $8.6 million for fiscal 2013 to $10.7 million for fiscal 2014. The increase was primarily attributable to the acquisition of the assets of eight Bojangles’ restaurants from a franchisee in April 2014 for the purchase price of approximately $3.8 million of which approximately $0.6 million was deferred, a reduction in proceeds from disposition of property and equipment of approximately $0.8 million, offset by a decrease in purchases of property and equipment of approximately $1.9 million.

Net cash used in investing activities increased from $7.8 million in fiscal 2012 to $8.6 million in fiscal 2013. The increase was primarily attributable to an increase in purchases of property and equipment of approximately $2.2 million, partially offset by an increase in proceeds from the disposition of property and equipment of approximately $0.8 million. The $2.2 million increase in purchases of property and equipment is primarily related to a new point-of-sale system and new restaurant equipment. Fiscal 2012 and fiscal 2013, included $0.6 million and $0, respectively, for the purchase of franchised restaurants.

Financing Activities

Net cash used in financing activities decreased from $29.5 million for fiscal 2013 to $26.2 million for fiscal 2014. This decrease was primarily due to a decrease in principal payments on long-term debt offset by an increase of principal payments on capital lease obligations of approximately $0.5 million.

Net cash used in financing activities increased from $21.5 million in fiscal 2012 to $29.5 million in fiscal 2013. This was primarily due to a $50.0 million dividend paid in fiscal 2013 offset by borrowings, net of repayments, on long-term debt increasing by $35.6 million, a reduction in capital lease obligation principal payments of $2.3 million, a reduction of $2.3 million in debt issuance costs, and a reduction of $1.7 million for the termination costs of an interest rate swap agreement compared to fiscal 2012.

Debt and Other Obligations

Credit Agreement

On October 9, 2012, we entered into a credit agreement with several financial institutions. The credit agreement is secured by substantially all of our assets and originally provided for borrowings under a term loan of $175.0 million, and a revolving credit facility of $25.0 million, with a maturity date of October 9, 2017. In May 2013, we amended the credit agreement to provide for an additional $50.0 million term loan, the proceeds of which were used to fund a distribution to the holders of our Series A preferred stock. In April 2014, we further amended the credit agreement to provide for an additional $50.0 million term loan, the proceeds of which were also used to fund a distribution to the holders of our Series A preferred stock, and to extend the maturity date to October 9, 2018. We had $228.2 million of outstanding term loans and no outstanding borrowings under our revolving credit facility as of December 28, 2014.

Borrowings under the credit agreement are allowed under base rate and Eurodollar rate loans. Base rate loans bear interest at the higher of (1) the Bank of America prime rate, (2) the Federal Funds Rate plus 0.50%, or (3) the LIBOR rate for one-month loans plus 1.00% and an applicable rate. Eurodollar rate loans may be entered or converted into one-, two-, three-, or six-month periods and are charged interest at the LIBOR rate on the effective date for the period selected, plus an applicable rate. As of December 28, 2014, all of our outstanding term loan debt was in one-month Eurodollar loans with an interest rate of approximately 2.91%.

Debt Covenants

Our credit agreement contains various covenants that, among other things, do not allow the company to exceed a maximum consolidated total lease adjusted leverage ratio, require the company to maintain a minimum consolidated fixed charge coverage ratio, and place certain limitations on cash capital expenditures. We were in compliance with all of the covenants under our credit agreement as of December 28, 2014.

Hedging Arrangements

In connection with our credit agreement, we have three variable-to-fixed interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR as of December 28, 2014. On November 1, 2012, the company entered into the first interest rate swap contract with an effective date of November 30, 2012 and a notional amount of $87.5 million, under which the company pays interest at a fixed 0.44% and receives interest at the one-month LIBOR rate and has a termination date of November 30, 2015. On May 17, 2013, the company entered into a second interest rate swap contract with a notional amount of $50.0 million, with an effective date of November 30, 2015 and a fixed interest rate of 1.3325% and receives the one-month LIBOR rate and has a termination date of September 29, 2017. Also on May 17, 2013, the company entered into a third interest rate swap contract with an effective date of May 31, 2013 and a notional amount of $25.0 million, with interest fixed at 0.70125% and receives the one-month LIBOR rate and has a termination date of May 31, 2017.

Contractual Obligations

The table below summarizes our contractual commitments to make future payments pursuant to our long-term debt and other obligations including operating lease obligations, capital lease obligations, marketing commitments and financing obligations under build-to-suit leases outstanding as of December 28, 2014, our most recent fiscal year-end for which a balance sheet is presented. The table does not include any new transactions after the fiscal year ended December 28, 2014 including, but not limited to, new operating and capital leases, new marketing commitments and new financing obligations under build-to-suit leases:

	Payments Due by Period
(Amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$228,249	$—	$40,269	$187,980	$—
Interest on long-term debt(1)	26,064	7,213	14,558	4,293	—
Operating leases	313,139	31,281	60,634	55,876	165,348
Capital leases	30,596	5,842	10,560	6,826	7,368
Marketing commitments(2)	6,209	2,392	2,444	1,373	—
Financing obligations under build-to-suit leases	937	937	—	—	—

Total	$605,194	$47,665	$128,465	$256,348	$172,716

(1)	Includes estimated interest payments calculated based on current interest rates as of December 28, 2014. Interest includes interest and fees under our credit facility and our interest rate swaps.
(2)	Includes commitments for various marketing sponsorships and expenses.

Off-Balance Sheet and Other Arrangements

We have guaranteed through 2018 $0.2 million of debt from a previous credit facility which was assumed by a franchisee. We may be required to perform this guarantee in the event of default or nonperformance of this franchisee. We have determined that default by the franchisee is unlikely due to timely and consistent payments, and have therefore not recorded a liability for the debt assumed by this franchisee on our consolidated balance sheets. The carrying value of debt covered by this additional guarantee by us was approximately $0.2 million at December 29, 2013 and December 28, 2014.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers. This update was issued to replace the current revenue recognition guidance, creating a more comprehensive revenue model. This update is effective in fiscal periods beginning after December 15, 2016 and early application is not permitted. We are currently evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718). The new guidance provides new criteria for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions and compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The company does not expect to early adopt this guidance and does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. Management believes that the critical accounting policies and estimates discussed below involve the most difficult management judgments due to the sensitivity of the methods and assumptions used. Our significant accounting policies are described in Note 1 to our consolidated financial statements contained elsewhere in this prospectus.

Franchise Fee and Royalty Accounting

We grant franchises to individual restaurant operators in exchange for initial franchise license fees and continuing royalty payments. We account for initial franchisee fees in accordance with FASB ASC 952, Franchisors. Franchise license fees are deferred when received and recognized as revenues when substantial performance of all franchisor obligations have been achieved or the franchise development agreement is terminated. The commencement of operations by the franchisee indicates substantial performance has occurred. If substantial performance of our obligations has not been completed, revenues are not recognized and the amount received is deferred until all material services or conditions have been satisfied by us or the franchise development agreement is terminated. Continuing royalty income is recognized as revenues on an accrual basis and is based on a percentage of monthly sales, generally ranging from 3% to 4% for franchisees operating within the United States of America, and 5% for franchisees with operations in other countries.

Allowance for Doubtful Accounts

We maintain allowances, which management believes are adequate to absorb estimated losses to be incurred in realizing the recorded amounts of its accounts receivable. These allowances are determined by management based primarily on an analysis of collectability of individual accounts and historical trends.

Goodwill and Intangible Assets Not Subject to Amortization

The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles in a business combination is recorded as goodwill. In addition to goodwill, our indefinite-lived intangible asset consists of the Bojangles’ brand. We do not amortize our goodwill and brand. We perform an impairment test for goodwill and our brand annually as of December 1 and when a triggering event occurs or change in circumstances indicates that impairment might exist. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition.

Our impairment review for goodwill consists of a qualitative assessment of whether it is more-likely-than-not that the fair value is less than its carrying amount, and if required, followed by a two-step process of determining the fair value and comparing it to the carrying value of the net assets. If the qualitative assessment demonstrates that it is more-likely-than-not that the estimated fair value exceeds its carrying value, it is not necessary to perform the two-step goodwill impairment test. We may elect to bypass the qualitative assessment and proceed directly to the two-step process in any period. We can resume the qualitative assessment in any subsequent period. When performing the two-step process, if the fair value exceeds its carrying value, no further analysis or write-down of goodwill is required. If the fair value is less than the carrying value of its net assets, the estimated fair value is allocated to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value. Our impairment review for our brand consists of a qualitative assessment similar to goodwill and, if necessary, a comparison of the fair value of our brand with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the fair value exceeds its carrying amount, our brand is not considered impaired.

The estimated fair value is the amount for which the business could be sold in market. We estimate the fair value using a combination of market earnings multiples and discounted cash flow methodologies. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of our business, the useful life over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

We determined the fair value of our goodwill and the fair value of our brand and both were substantially in excess of their respective carrying values when we performed our annual goodwill and brand impairment tests as of December 1, 2014. As such, we have determined that no impairment to our goodwill or our brand occurred during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014.

Long-Lived Assets

We state the value of our long-lived assets at cost, minus accumulated depreciation and amortization. We calculate depreciation using the straight-line method over the estimated useful lives of the related assets. We amortize our leasehold improvements using the straight-line method over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. We expense repairs and maintenance as incurred, but capitalize major improvements and betterments.

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of a long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Some of the events or changes in circumstances that would trigger an impairment test include, but are not limited to:

•	bankruptcy proceedings or other significant financial distress;

•	significant negative industry or economic trends;

•	knowledge of transactions involving the sale of similar property at amounts below our carrying value; or

•	our expectation to dispose of long-lived assets before the end of their estimated useful lives, even though the assets do not meet the criteria to be classified as “held for sale.”

We recorded impairment charges of $0.3 million, $0.7 million and $0.5 million due to underperforming restaurants during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, respectively. The impaired assets had no value at December 28, 2014.

See Note 1 of the accompanying audited consolidated financial statements included elsewhere in this prospectus for additional information about accounting for long-lived assets.

Leases

We lease restaurant land and buildings, certain restaurant, office and point-of-sale equipment, office space and vehicles under operating and capital leases. Accounting for leased properties requires compliance with technical accounting rules and significant judgment by management. Application of these accounting rules and assumptions made by management will determine whether we are considered the owner for accounting purposes or whether the lease is accounted for as an operating lease or as a capital lease.

The lease term for all types of leases begins on the date we become legally obligated for the rent payments or we take possession of the building or land, whichever is earlier.

Additionally, we review leases for which we are involved in construction to determine whether build-to-suit and sale-leaseback criteria are met. For those leases that trigger specific build-to-suit accounting, we are considered the accounting owner of the construction project and in such cases, developer’s construction costs are capitalized, including the value of costs incurred up to the date we execute our lease and costs incurred during the remainder of the construction period, as such costs are incurred. During the construction period an offsetting liability is recognized as a financing lease obligation for the construction costs incurred by the developer. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use.

Once construction is complete, we are required to perform a sale-leaseback analysis to determine if we can remove the developer’s assets and associated financing obligations from the balance sheet. If, in such cases, we maintain any form of “continuing involvement” in the property, it would preclude us from derecognizing the asset and associated financing obligations following the completion of construction. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits derecognition. If there is no “continuing involvement” and derecognition is permitted, we would be required to account for the lease as either operating or capital.

Rent expense for operating leases that contain scheduled rent increases is recognized on a straight line basis over the term of the respective lease. Favorable lease assets and unfavorable lease liabilities were recorded in connection with the acquisition of the company by Advent and other stockholders in 2011. We amortize favorable and unfavorable leases on a straight line basis over the remaining term of the leases. Upon early termination of a lease, the write off of the favorable or unfavorable lease carrying value associated with the lease is recognized as a loss or gain in the consolidated statements of operations and comprehensive income.

Certain leases contain rent escalation clauses based on escalation terms. The excess of cumulative rent expense over cumulative rent payments made on leases with fixed escalation terms is recognized as deferred rent liability in the accompanying balance sheets. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments at lease inception. We recognize contingent rent expense when it is deemed probable.

If the lease is classified as a capital lease, we record the present value of the minimum lease payments and a related capital lease obligation on our consolidated balance sheet. The asset is then amortized over the lesser of the economic life of the asset or the lease term. Rent payments for these properties are not recorded as rent expense, but rather are recognized as a reduction of the capital lease obligation and as interest expense.

Stock-Based Compensation

We record the stock-based awards on the fair value of the shares at the date of grant, net of estimated forfeitures, less the amount that the employee is required to pay. In order to calculate our stock options’ fair values and the associated compensation costs for share-based awards, we utilize the Black-Scholes-Merton option pricing model, and we have developed estimates of various inputs including expected term, expected volatility and risk-free interest rate. These assumptions generally require significant judgment. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term for options granted is derived using the “simplified” method, in accordance with SEC guidance. Expected volatility is estimated using publicly-traded peer companies in our market category. Volatility is calculated with reference to the historical daily closing equity prices of our peer companies, prior to the grant date, over a period equal to the expected term. We calculate the risk-free interest rate using the implied yield for a U.S. Treasury security with constant maturity and a remaining term equal to the expected term of our employee stock options. We do not anticipate paying any cash dividends for the foreseeable future and therefore use an expected dividend yield of zero for option valuation purposes. The information set forth below gives effect to a 359.03843-for-1 stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares).

The following table summarizes the assumptions relating to our stock options for the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014.

	Fiscal Year Ended
	2012	2013	2014
Risk-free interest rates	0.93% to 1.14%	1.05% to 1.12%	1.72% to 1.98%
Expected term	5.20 to 6.00 years	6.11 years	5.75 to 6.49 years
Expected dividend yield	0%	0%	0%
Expected volatility	36.28% to 37.67%	34.70% to 36.09%	32.00% to 34.90%

If in the future we determine that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase in stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our general and administrative expenses.

Prior to this offering, it was necessary to estimate the fair value of the common stock underlying our equity awards when computing fair value calculations under the Black-Scholes-Merton option pricing model. The fair value of our common stock was assessed on each grant date by our board of directors. Given the absence of an active market for our common stock, our board of directors estimated our common stock’s fair value based on an analysis of a number of objective and subjective factors that they believed that market participants would consider in valuing it, including the following:

•	financial metrics, including, but not limited to, our results of operations;

•	the valuation of our common stock by an unrelated third-party valuation firm for all stock options awarded in fiscal 2014;

•	the hiring of key personnel;

•	the fact that the option grants involved illiquid securities in a private company;

•	the risks inherent in the development and expansion of our food and services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions.

Before this offering, we historically granted stock options with exercise prices not less than the fair value of our common stock underlying such stock options, as determined on the date of grant by our board of directors, with input from our management and from an independent third-party valuation expert for stock options awarded in fiscal 2014 only.

We granted 3,622,686, 143,613 and 1,155,022 stock options to employees, officers and board members during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, respectively. Stock option holders forfeited 0, 26,927 and 408,047 stock options during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, respectively. Stock-based compensation expense of approximately $1.6 million, $0.8 million and $1.4 million for the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, respectively, is included in general and administrative expenses in the consolidated statements of operations and comprehensive income.

Fair Value Measurements

Fair value is the price the company would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities recorded or disclosed at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets or liabilities, we determine fair value based upon the quoted market price of similar assets or liabilities or the present value of expected future cash flows considering the risks involved, including counterparty performance risk, if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	Inputs that are unobservable for the asset or liability.

Derivative Instruments and Hedging Activities

We use interest-rate-related derivative instruments to manage our exposure related to changes in interest rates on our variable-rate debt instruments. We do not enter into derivative instruments for any purpose other than cash flow hedging. For all hedging relationships, we formally document the hedging relationship and risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of the hedged transactions.

We recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair values. The fair value of interest rate swaps is determined using an income approach using the following significant inputs: the term of the swaps, the notional amount of the swaps, and the rate on the fixed leg of the swaps.

For derivative instruments designated in a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at fair value on the consolidated balance sheets and recognize any subsequent changes in its fair value in earnings.

Quantitative and Qualitative Disclosure about Market Risk

Inflation Risk

The primary inflationary factors affecting our operations are food and supplies, labor costs, energy costs and materials used in the construction of new company-operated restaurants. Increases in the minimum wage directly affect our labor costs and the PPACA will increase our health insurance costs beginning in fiscal 2015. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our restaurants is subject to inflationary increase in the costs of labor and material which results in higher rent expense on new restaurants.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. We are exposed to market risk from changes in interest rates on our debt, which bears interest at variable rates. As of December 28, 2014, we had outstanding borrowings of $228.2 million under our credit facility. As of December 28, 2014, $112.5 million of our outstanding borrowings under the credit facility was covered by interest rate swaps that effectively fix the interest rate on those borrowings for certain periods of time. A 1.00% increase in the effective interest rate applied to these borrowings would result in a pre-tax interest expense increase of $1.2 million on an annualized basis.

Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our credit facility debt has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt. However, we seek to mitigate our floating interest rate risk on our credit facility long-term debt by entering into fixed pay interest rate derivatives on a portion of the credit facility long-term debt as discussed above under “—Debt and Other Obligations—Hedging Arrangements.”

Commodity Market Risk

We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although these products are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements contain risk management techniques designed to minimize price volatility. The purchasing contracts and pricing arrangements we use may result in unconditional purchase obligations, which are not reflected in our consolidated balance sheets. Typically, we use these types of purchasing techniques to control costs as an alternative to directly managing financial instruments to hedge commodity prices. In many cases, we believe we will be able to address material commodity cost increases by adjusting our menu pricing, promotional mix, or changing our product delivery strategy. However, increases in commodity prices, without adjustments to our menu prices, could increase food and supplies costs as a percentage of company restaurant revenues and customers may react negatively to increases in our menu prices which could adversely impact customer traffic and revenues.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows.

Certain financial instruments potentially subject the company to a concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts and vendor receivables. We place our cash and cash equivalents with high-credit, quality financial institutions. The balances in these accounts exceed the amounts insured by the Federal Deposit Insurance Corporation.

Concentration of credit risk with respect to receivables is primarily limited to franchisees, which are primarily located in the Southeastern United States. Royalty revenues from three franchisees accounted for approximately 46%, 45% and 45% of our total franchise royalty revenues for the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014, respectively. Royalty and franchise fee accounts receivable from three franchisees accounted for approximately 44%, 44% and 44% of our gross royalty and franchise fee accounts receivable as of December 30, 2012, December 29, 2013 and December 28, 2014, respectively. We continually evaluate and monitor the credit history of our franchisees and believe we have an adequate allowance for bad debts.

BUSINESS

Company Overview

It’s Bo Time!

Bojangles’ is a highly differentiated and growing restaurant operator and franchisor dedicated to serving customers high-quality, craveable food made from our Southern recipes. Over the last 38 years, we believe Bojangles’ has become an iconic brand with a cult-like following due to our famous, made-from-scratch biscuits baked every 20 minutes, our fresh, never-frozen bone-in fried chicken, our unique fixin’s and our Legendary Iced Tea. We believe we offer fast-casual quality food combined with quick-service speed, convenience and value. While we serve our full menu of craveable food across all dayparts, we are especially known by customers for our breakfast offerings and generate, on average, over $650,000 annually per company-operated restaurant before 11:00 a.m. In fiscal 2014, our 254 company-operated and 368 franchised restaurants, primarily located in the Southeastern United States, generated over $1 billion in system-wide sales, representing $406.8 million in company restaurant revenues and $628.6 million in franchise sales which contributed $23.7 million in franchise royalty and other franchise revenues in fiscal 2014. Over this same period, our restaurants generated a system-wide AUV of $1.8 million, which we believe is among the highest in the QSR and fast-casual segments. Our mission is to win the hearts of our customers by delivering quality and service all day, every day, and we believe our passionate team members and culture are fundamental to our success. The excitement for our brand and enthusiasm of our customers can be best summarized by our famous tagline…“It’s Bo Time!”

Since our founding in Charlotte, North Carolina in 1977, our core menu centered on “chicken ’n biscuits” has remained largely unchanged. We believe our variety of fresh, flavorful and Southern-inspired items appeals to a broad customer demographic across our five dayparts: breakfast, lunch, snack, dinner and after dinner. Bojangles’ is known for its breakfast menu, which is served all day, every day, and includes our top selling Cajun Filet Biscuit. We also offer hand-breaded, bone-in chicken marinated for at least 12 hours, Chicken Supremes, Homestyle Chicken Tenders, sandwiches and wraps, as well as unique fixin’s including our Seasoned Fries, Bo-Tato Rounds, Cajun Pintos and Dirty Rice. Our Bo-Smart menu features items such as salads, grilled chicken sandwiches, roasted chicken bites and fat-free green beans. In addition to our individual menu items, we offer combos and family meals that appeal to large parties, as well as our Big Bo Box, which is perfect for tailgating events. Our food is complemented by our Legendary Iced Tea that is steeped the old-fashioned way, providing a rich flavor that our customers crave. Our high-quality, handcrafted food also represents a great value with an average check of only $6.68 for company-operated restaurants in fiscal 2014. We believe our distinct menu with fresh, made-from-scratch offerings combined with a compelling average check creates an attractive value proposition for our customers.

Our craveable menu, value proposition, multiple dayparts and culture have helped us to deliver strong and consistent financial and operating performance, as illustrated by the following:

•	Delivered 19 consecutive quarters of system-wide comparable restaurant sales growth through our fiscal quarter ended December 28, 2014, including 7.0% for the fiscal quarter ended December 28, 2014;

•	Grew our system-wide and company-operated restaurant count at a compounded annual growth rate, or CAGR, of 7.0% and 9.0%, respectively, from fiscal 2011 to fiscal 2014;

•	Expanded our total revenue from $299.9 million in fiscal 2011 to $430.5 million in fiscal 2014, representing a CAGR of 12.8%;

•	Grew net income from $4.6 million in fiscal 2011 to $26.1 million in fiscal 2014; and

•	Increased Adjusted EBITDA from $45.4 million in fiscal 2011 to $68.9 million in fiscal 2014, representing a CAGR of 14.9%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of Adjusted EBITDA and a reconciliation of the differences between Adjusted EBITDA and net income.

Our Industry

We operate within the LSR segment of the U.S. restaurant industry, which includes QSR and fast-casual restaurants. According to Technomic, 2013 sales for the total LSR category increased 3.6% from 2012 to $231 billion. We offer fast-casual quality food combined with quick-service speed, convenience and value across multiple dayparts. According to Technomic, sales for the total QSR segment grew 2.3% from 2012 to $197 billion in 2013, and are projected to grow to $235 billion by 2018, representing a CAGR of 3.6%. Total sales in the fast-casual segment grew 11.4% from 2012 to $35 billion in 2013, and are projected to grow to $54 billion by 2018, representing a CAGR of 9.3%. We believe our differentiated, high-quality menu, including our extensive breakfast offerings that deliver great value all day, every day, positions us to compete successfully against both QSR and fast-casual concepts, providing us with a large addressable market.

We believe that we are well-positioned to benefit from a number of culinary and demographic trends in the United States:

•	Growing Breakfast Daypart: According to The NPD CREST® foodservice market research, morning meal was the fastest growing daypart compared to the lunch, supper and p.m. snack dayparts for calendar year 2013 compared to calendar year 2012. The U.S. restaurant breakfast market is forecasted to grow from $27.4 billion in 2013 to $35.7 billion in 2018, representing a CAGR of 5.4%, according to Mintel. Several factors are driving growth in the breakfast daypart, including more extensive menu offerings and consumers’ desire for value, portability and convenience. Consumers’ breakfast eating habits tend to be more habitual than other meals because breakfast is part of many consumers’ morning routines.

•	Increasing Chicken Category: In 2013, the chicken menu category for LSRs grew 4.0% from 2012, outpacing the broader LSR category, and is projected to grow by 3.5% in 2014, according to Technomic.

•	Population Growth in Our Markets: Since 2000, population growth in our key markets has exceeded the U.S. national average. According to the U.S. Census Bureau, growth in the Georgia, North Carolina, South Carolina, Virginia and Tennessee populations from 2000 to 2013 was on average 18.8%, as compared to 12.0% population growth in the U.S. over that same period.

The “Bo Difference”

We believe the following strengths differentiate us and serve as the foundation for our continued growth.

Iconic Brand with Loyal, Cult-Like Following. Since opening our first restaurant in North Carolina in 1977, we believe we have become an iconic brand with a cult-like following by consistently delivering differentiated, craveable food. In North Carolina and South Carolina, we enjoy approximately 95% aided brand awareness and we have among the highest number of free-standing restaurants in the LSR category. We believe our “Bo Fanatics,” which is our term for our most loyal customers, visit us multiple times per week and promote our brand through word of mouth and engagement on social media. We support our brand through high profile sponsorships of sporting events and venues, such as the Bojangles’ Southern 500, as well as endorsements from celebrities who are fans of Bojangles’. We believe our iconic brand and cult-like following have driven our 19 consecutive quarters of system-wide comparable restaurant sales growth and support our ability to grow our restaurant base in existing and new markets.

High-Quality, Craveable Food. We are committed to maintaining the integrity of our traditional, Southern food. We believe our customers crave the unique flavor of our food and the variety of our menu, which includes our signature breakfast biscuits, bone-in fried chicken, Chicken Supremes, Homestyle Chicken Tenders, sandwiches and wraps, unique fixin’s, and our Bo-Smart menu. We use high-quality ingredients prepared the old-fashioned way and do not have microwaves in our restaurants. As an example of our commitment to quality, all of our specially trained biscuit makers follow 48 steps in preparing our made-from-scratch, buttermilk biscuits, which are baked fresh every 20 minutes. We prepare eggs, sausage and cured country ham on the griddle for our breakfast menu served all day. For our unique fixin’s, we prepare our famous Dirty Rice and Cajun Pintos on the stove-top, and our Seasoned Fries are made with our special blend of seasonings. Finally, we steep our Legendary Iced Tea to ensure a rich brewed flavor that our customers crave. This commitment to offering high-quality food with unique flavor that we believe customers cannot find at other restaurants has earned us deep customer loyalty and a high frequency of visits.

Diversified Daypart Mix. We have a diversified daypart mix that supports AUVs that are among the highest in the QSR and fast-casual segments:

•	Our Famous Breakfast: While many of our competitors do not offer breakfast, in fiscal 2014, we generated 38% of our company restaurant revenues before 11:00 a.m., or an average of over $650,000 annually per company-operated restaurant. Our strong breakfast results make us a leader in the fastest growing daypart in the industry. Furthermore, we believe breakfast has broad customer appeal and is the most habitual daypart, which drives repeat business and customer loyalty.

•	Our Craveable Menu for Lunch, Snack, Dinner and After Dinner: In fiscal 2014, we generated 62% of our company restaurant revenues from 11:00 a.m. to closing, which is typically 11:00 p.m. We believe Bojangles’ menu, focused on high-quality, craveable items, is distinct in the LSR industry and provides an attractive value proposition for lunch, snack, dinner and after dinner. Our Big Bo Box, family and tailgate meals cater to group occasions and drive sales during these dayparts. Additionally, our customers can order our famous breakfast items all day, which we believe differentiates us from our peers and delivers great value at all hours.

Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value. Everything we do is driven by our intense focus on delivering a compelling value proposition to our customers. We believe that our concept combines elements of both fast-casual restaurants (quality and food preparation) and QSR (speed, convenience and value). Our value proposition is a key element of our long track record of delivering strong comparable restaurant sales and successful market expansion:

•	High-Quality Ingredients: We cook our food using high-quality ingredients. For example, our menu features our famous biscuits, which are made from fresh buttermilk, and our bone-in fried chicken, which is fresh and never-frozen. Our menu also includes items such as our Country Ham Biscuit made from traditionally dry-cured country ham and our Sausage Biscuit made from high-quality sausage with a blend of seasonings prepared especially for Bojangles’. Our Legendary Iced Tea is steeped the old-fashioned way and is never made from concentrates or poured from bottles or cans.

•	Traditional Food Preparation: We prepare our food the old-fashioned way, and never in a microwave. Our restaurant kitchens are specifically designed for our employees to prepare our food in a traditional manner; for example, our bone-in chicken is hand-breaded and is marinated for at least 12 hours. Many of our menu items are made-from-scratch and are cooked in the oven, on the griddle or on the stove-top.

•	Compelling Speed and Convenience: We locate our restaurants in places that are easily accessible and convenient to customers’ homes, places of work and daily commutes. We also strive to deliver our food quickly to our customers, whether in our restaurants or through our drive-thru. We believe our customers appreciate our speed and convenience, as evidenced by 80% of our company restaurant revenues in fiscal 2014 generated via drive-thru and carry-out.

•	Attractive Price Point: Our average check was $6.68 for company-operated restaurants in fiscal 2014. We believe this average check is lower than any fast-casual and most QSR restaurant concepts.

Compelling Hybrid System that Provides Capital Efficient Growth. Our hybrid system captures the earnings power of a company-operated model with strong economics and the capital efficiency of a franchised model. As of December 28, 2014, 41% of our restaurant base was company-operated and 59% was franchised.

•	Company-Operated: As of December 28, 2014, we had 254 company-operated restaurants, which has grown from 196 as of the end of fiscal 2011, representing a CAGR of 9.0%. In fiscal 2014, our company-operated restaurants generated $406.8 million in revenues, which increased from $281.9 million in fiscal 2011. This sales growth contributed to our restaurant contribution increase from $44.3 million in fiscal 2011 to $72.6 million in fiscal 2014, representing a CAGR of 17.9%. With approximately 41% of the restaurant base operated by the company, we are aligned with our franchisees and take a leadership role in executing brand and operational initiatives. Our company-operated restaurants have achieved strong performance, thereby illustrating to franchisees the potential of our brand and generating significant credibility within our franchise base.

•	Franchised: As of December 28, 2014, our franchisees operated 368 restaurants, which has grown from 312 as of fiscal 2011, representing a CAGR of 5.7%. Royalties and franchise fees totaled

$23.7 million in fiscal 2014, which increased from $18.0 million in fiscal 2011. We believe royalties and fees generated from our franchise base provide us with significant, predictable cash flow to invest in executing our strategies. Our approximately 90 franchise entities are important partners in our system-wide growth as they allow us to expand the Bojangles’ brand in new and existing markets in a capital efficient manner.

Highly Productive Restaurant Base with Strong Unit Economics. We believe our differentiated customer value proposition generates strong restaurant-level financials and attractive returns on investment. In fiscal 2014, our system-wide AUV was $1.8 million, which we believe is among the highest in the QSR and fast-casual segments. Our new company-operated restaurant model targets strong cash flows and compelling cash-on-cash returns. Unlike some other restaurant concepts, we primarily utilize build-to-suit developments and equipment financing leases for our new company-operated restaurants, which requires minimal upfront investment for construction and equipment costs. Our new company-operated restaurant model is based on a year one AUV of $1.5 million, restaurant-level cash flow of approximately $110,000 and average upfront cash equipment investment of approximately $85,000. Given our build-to-suit strategy that minimizes our upfront cash investment, our new company-operated restaurant model delivers, on average a less than one year payback on cash investment. On average, we have exceeded this target for our new company-operated restaurants over the past three fiscal years. We believe that our strong productivity, attractive restaurant-level financials and low cash investment provide a platform for continued profitable company growth and compelling returns on our new restaurants. See “—Construction” for more information.

Strong Management Team Driving Culture Based on People. We have a highly experienced management team with over 380 years of cumulative experience in the restaurant industry. Our president and chief executive officer Clifton Rutledge, who joined us in January 2014, brings 35 years of restaurant industry experience, most recently with Whataburger Restaurants LLC. Mr. Rutledge leads our management and field operating teams, who also bring deep experience to their relevant areas including operations, franchising, marketing, human resources, real estate, supply chain, finance and legal. Our leadership team is committed to instilling our strong culture, which is based on trust, servant leadership and total commitment in all that we do. Our values of hard work, teamwork, harmony, listening and respect underlie everything that we do, both in our interactions with each other and with customers. We view our restaurant-level employees as the true heroes of our business, working daily to deliver our high-quality food with a strong sense of pride in our brand. We believe our strong management team and commitment to a culture based on people and integrity are key drivers of our success as a differentiated restaurant concept and position us well for long-term growth.

Spreading the “Bo-Buzz”

We plan to pursue the following strategies to continue to grow our revenues and profits.

Continue to Open New Company-Operated and Franchised Restaurants. We believe we are in the early stages of our growth story. We have expanded our system-wide restaurant count from 508 restaurants as of the end of fiscal 2011 to 622 restaurants as of the end of fiscal 2014, representing a CAGR of 7.0%. In fiscal 2014, we opened 24 company-operated restaurants and 28 franchised restaurants, contributing to annual system-wide unit growth of 7.8%. In fiscal 2015, we expect to open 22 to 25 new company-operated restaurants and 28 to 32 new franchised restaurants. Over the long-term, we plan to continue growing the number of Bojangles’ system-wide restaurants by approximately 7% to 8% annually, while maintaining a similar proportion of company-operated and franchised units. Given the strength of our brand, existing restaurant base and new unit economics, we believe we can continue opening restaurants in our core North Carolina and South Carolina markets. Additionally, given the performance of our more than 200 company-operated and franchised restaurants in adjacent markets, we believe there is a significant opportunity to continue to grow in our existing footprint. Based on our experience and research conducted for us by Buxton, a customer analytics research firm, we believe the total restaurant potential in our current footprint of ten states is more than 1,400 locations, and across the United States we believe the total restaurant potential is more than 3,500 locations.

Drive Comparable Restaurant Sales. We have generated 19 consecutive quarters of system-wide comparable restaurant sales growth. We plan to continue delivering comparable restaurant sales growth through the following strategies:

•	Attract New Customers Through Expanded Brand Awareness: We expect to attract new customers as Bojangles’ becomes more widely known due to new restaurant openings and marketing efforts focused on broadening the reach and appeal of our brand. We expect consumers will become more familiar with Bojangles’ as we continue to penetrate our markets, which we believe will benefit our existing restaurant base. Our marketing strategy centers on our “It’s Bo Time” campaign, which highlights the craveability and made-from-scratch quality of our food. We also utilize social media community engagement and public relations to increase the reach of our brand. Additionally, our system will benefit from increased contributions to our marketing and various co-op advertising funds as we continue to grow our restaurant base.

•	Increase Existing Customer Frequency: We are striving to increase customer frequency by providing “Bo-Size Service,” a service experience and environment that “compliments” the quality of our food and models our culture. We expect to accomplish this by enhancing customer engagement, while also improving throughput, order execution and quality. Additionally, we have recently implemented a customer experience measurement system, which provides us with real-time feedback and customers’ insights to enhance our service experience. We believe that always striving for excellent customer service will create an experience and environment that will support increased existing customer visits.

•	Continue to Grow Dayparts: Over the past three years, we generated positive company-operated comparable restaurant sales growth across each of our dayparts. We believe we have an opportunity to complement our strong and growing breakfast daypart with our lunch, snack, dinner and after dinner dayparts. We expect to drive growth across these dayparts through optimized labor and management allocation, enhanced menu offerings, innovative merchandising and marketing campaigns, such as our Big Bo Box packaging and Tailgate Everything campaign, which have successfully driven growth in our post-breakfast dayparts. We plan to continue introducing and marketing limited time offers to increase occasions across our dayparts as well as to educate customers on our lunch and dinner offerings.

Continue to Enhance Profitability. We focus on expanding our profitability while also investing in personnel and infrastructure to support our future growth. We will seek to further enhance margins over the long-term by maintaining fiscal discipline and leveraging fixed costs. We constantly focus on restaurant-level operations, including cost controls, while ensuring that we do not sacrifice the quality and service for which we are known. Additionally, as our restaurant base grows, we believe we will be able to leverage support costs as general and administrative expenses grow at a slower rate than our revenues.

Our Food

Our Menu

Our core menu centered on “chicken ’n biscuits” has remained largely unchanged since 1977. We believe we offer craveable, Southern-inspired food with unique flavor that customers cannot find at other restaurants. We prepare our food using high-quality ingredients with many of our items made-from-scratch, and we do not permit microwave ovens in any of our restaurants, ever. Our menu includes our famous, made-from-scratch, buttermilk biscuits baked fresh every 20 minutes; our fresh, never-frozen bone-in fried chicken; our unique fixin’s; our Bo-Smart menu featuring items such as salads, grilled chicken sandwiches, roasted chicken bites and fat-free green beans; our freshly baked and delicious sweets menu; and our Legendary Iced Tea. Our goal is that every menu item at Bojangles’ has a unique or special flavor that differentiates our restaurants and our brand.

Our food is offered a la carte and in combos which may be favorably priced compared to individual orders. A Bojangles’ customer may order a single piece of chicken or one of our chicken dinners with a choice of our unique fixin’s, and always accompanied by a made-from-scratch, fresh buttermilk biscuit. Our chicken, fixin’s, biscuits and Legendary Iced Tea may also be ordered in boxes or family meals, and larger combinations may be offered as tailgate specials or may be packaged in our iconic Big Bo Box. The addition of boxes, family meals and tailgate specials to our menu has helped increase our dinner and carry-out business, resulting in a higher average check and comparable restaurant sales growth.

Breakfast

We are especially known for our breakfast offering, which is served all day, every day. Each morning, our specially trained and certified biscuit makers begin preparing our made-from-scratch biscuits, which are made using fresh buttermilk and flour. Biscuit sandwiches are typically made-to-order with over 100 available combinations of chicken, ham, sausage, cheese, eggs, gravy and other fillings. Our Cajun Filet Biscuit is our most popular biscuit sandwich, featuring our marinated chicken filet and special Cajun-inspired seasonings. For our ham biscuits, we use dry-cured ham that is rubbed with salt, sugar and other ingredients and then cured for 90 days and our steak biscuits are made with breaded chopped steak. We also offer limited-time-only biscuit sandwiches utilizing the same made-from-scratch biscuit platform, including our smoked sausage biscuit, our grilled pork chop biscuit and our Cheddar-Bo, made with melted cheddar cheese. To complement our biscuits, many customers choose our Bo-Tato Rounds, which are mini seasoned hash browns fried to a golden brown, and our Bojo coffee.

Below are just a few of our breakfast biscuits served all day, every day:

Cajun Filet	Country Ham	Sausage	Steak	Gravy

Lunch, Snack, Dinner and After Dinner

Our menu centers on our fresh, never-frozen, bone-in chicken and a variety of unique fixin’s. Our bone-in chicken is marinated for at least 12 hours, and then hand-dipped and breaded before cooking. In addition to our bone-in chicken, we offer our Chicken Supremes and our Homestyle Chicken Tenders, which have a milder flavor profile, both of which are made with boneless whole breast chicken select tenderloin.

To accompany our chicken, we offer our famous fixin’s including our Dirty Rice and Cajun Pintos which are cooked on the stove-top. For our Dirty Rice, we use sausage made to our specification using our exclusive blend of seasonings, and our Cajun Pintos are prepared using our exclusive ranchero style seasonings. Our Seasoned Fries are skin-on, entrée fries which are sprinkled with our special seasoning blend. In addition, we offer Southern style mac ‘n cheese made from two cheeses; fat-free green beans; cole slaw; and mashed potatoes with Cajun Gravy.

2 Piece Dinner	Fixin’s	Chicken Supremes with Seasoned Fries	20 Piece Tailgate

Our menu also features salads, sandwiches and wraps as well as our whole meat Roasted Chicken Bites. For our sandwiches and wraps, our customers can order grilled chicken or a Cajun Filet on a toasted bun or whole wheat wrap. Our sandwiches and wraps are served with crisp lettuce and fresh tomato, with the option of adding hickory smoked bacon, sharp American cheese and sauces such as our Bo’s special sauce. We offer three salads, made fresh daily and featuring a mix of crisp romaine and iceberg lettuce, red cabbage, grated carrots, sliced cucumber, grape tomatoes and Monterey cheddar cheese. Our customers can also add our seasoned, grilled and boneless whole breast tenderloin filets to our salads for a delicious and satisfying meal.

Grilled Chicken Sandwich	Cajun Filet in a Wheat Wrap	Grilled Chicken Salad	Roasted Chicken Bites

In addition, we serve a selection of sweets including our customers’ favorite Bo-Berry Biscuit, which is a made-from-scratch sweet biscuit, freshly baked and topped with delicious icing. We also offer our cinnamon pecan twists and our signature sweet potato pie.

Bo-Berry Biscuit	Cinnamon Pecan Twist	Sweet Potato Pie

Overall, we believe our differentiated menu of high-quality, hand-crafted food represents a great value with an average check of only $6.68 for company-operated restaurants in fiscal 2014.

Properties

As of December 28, 2014, we had 254 domestic company-operated restaurants and 365 domestic franchised restaurants located in ten states, including North Carolina, South Carolina, Georgia, Virginia, Tennessee, Alabama, Florida, Maryland, Kentucky and Pennsylvania, and the District of Columbia. In addition, we currently have three international franchised restaurants in Roatan Island, Honduras.

Our Domestic Footprint

As of December 28, 2014, company-operated, franchised and total restaurants by jurisdiction are:

State	Company- Operated	Franchised	Total
North Carolina	141	147	288
South Carolina	61	60	121
Georgia	15	50	65
Virginia	—	54	54
Tennessee	15	28	43
Alabama	17	12	29
Florida	—	11	11
Maryland	5	—	5
Kentucky	—	1	1
Pennsylvania	—	1	1
Washington DC	—	1	1

Domestic Total:	254	365	619

Honduras	—	3	3

International Total:	—	3	3

Total:	254	368	622

We lease the land and building for all company-operated restaurants except one. Our leases typically have terms of 15 years, with three renewal terms of five years each. Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on revenues above specified levels. Our leases are “triple net leases” that require us to pay real estate taxes, insurance and maintenance costs. In addition, we lease our executive offices, consisting of approximately 44,000 square feet in Charlotte, North Carolina, for a term expiring in 2017. We believe our executive offices are suitable for near-term expansion plans and we have added, and will continue to add, additional square footage on an as-needed basis.

Restaurant Design

Our typical full-size restaurant is a modern, free-standing building which is approximately 3,800 square feet in size and can seat approximately 78 customers. Our restaurant locations are typically free-standing urban or suburban locations, and are located on approximately one acre of land and include a drive-thru window and approximately 45 parking spaces. Our restaurants are characterized by a unique exterior and interior design, color schemes, and layout, including specially designed decor and furnishings. The exterior of our current restaurant design is characterized by orange mansard roofs, tall brick towers and stucco arches. Restaurant interiors incorporate modern designs and rich colors in an effort to provide a clean and inviting environment and fun, family-friendly atmosphere.

In addition to our standard restaurants, we have 42 Bojangles’ Express locations as of December 28, 2014, which are restaurants located in or attached to another business or other structures such as shopping malls, food courts, travel plazas, grocery stores, college campuses, airports, military bases or convention centers or sports arenas, that may be as small as 800 square feet and as large as 3,800 square feet. Bojangles’ Express locations may be part of a larger structure or complex, and also includes “drive-thru only” restaurants.

Beginning in 2008, we began a revised renovation and reimaging effort to update the company-operated restaurants. From 2008 through the fiscal year ended December 28, 2014, we significantly remodeled approximately 124 company-operated units at an average cost of approximately $150,000 to create a more appealing design. As of December 28, 2014, approximately 90% of all company-operated restaurants have been remodeled or newly constructed since the beginning of fiscal 2008. The company’s new restaurants and remodels build brand loyalty with existing customers, extend the appeal of the brand to new customers, typically increase traffic and sales, and attract new franchisees to the business.

Site Selection and Expansion

New Restaurant Development

We believe our restaurant model is designed to generate compelling cash flow, restaurant-level financial results and returns on invested capital, which we believe provide us with an attractive foundation for expansion. In fiscal 2013, we opened 18 new company-operated and 28 new franchised restaurants, and in fiscal 2014, we opened 24 new company-operated and 28 new franchised restaurants, contributing to annual system-wide unit growth of 7.8% in fiscal 2014. In fiscal 2015, we expect to open 22 to 25 new company-operated restaurants and 28 to 32 franchised restaurants. Over the long term, we plan to grow the number of Bojangles’ system-wide restaurants by approximately 7% to 8% annually.

Strategic Growth Plan

Our strategic plan targets opening both company-operated and franchised restaurant units, increasing comparable restaurant sales and growing AUVs. This integrated strategy seeks to expand our market share by further penetrating existing markets and growing into primarily contiguous new markets, leveraging our brand awareness. Our expansion into new markets typically follows a pattern of increasing AUVs as more consumers “discover” Bojangles’ and become loyal to our brand and food. Increasing restaurant penetration and leveraging our broader marketing programs drive the “conversion” of customers in new markets. As we penetrate existing markets and enhance our market share, more marketing dollars are available and we are able to increase our marketing spending through the use of various media types, benefiting both new and existing restaurants. When a marketing region reaches a specified level of penetration, the region is elevated to a new marketing threshold which allows for higher impact advertising and drives traffic across the region. We experience significantly higher AUVs in Designated Market Areas, or DMAs, where our restaurant density is high enough to support elevated marketing spending. Our growth strategy is to continue opening restaurants in DMAs where we have higher unit penetration. In addition, we plan to open restaurants in DMAs where we have lower unit penetration so that we can achieve the unit density required to benefit from pooled marketing dollars and increased customer awareness.

Site Selection Process

We consider the location of a restaurant to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential restaurant locations. Our in-house development team has significant real estate experience in the restaurant industry. We adhere to a disciplined restaurant site selection plan, which contains criteria based on a variety of factors, including population, demographics, access to “breakfast traffic,” and unit visibility. This detailed site selection plan allows us to target new restaurant locations primarily on the “going-to-work” side of the street to support breakfast sales, and near traffic light intersections on streets travelled by approximately 20,000 cars or more per day. In addition, we use a third-party data analytics tool to assist in the site selection, and acquire information from data services to support our analysis. New company-operated and franchised restaurants are reviewed and approved by our real estate committee, which includes our senior leadership team.

Construction

On average, it takes approximately one year from identification of a specific site to the opening of a new restaurant, which includes approximately four months of due diligence review of the site and three to four months of construction time. Our new restaurants are typically ground-up prototypes but may include conversions. We estimate the land, building and equipment of a new company-operated restaurant requires an average investment of approximately $2.1 million, including approximately $0.6 million for land, approximately $1.2 million for the building construction, which includes the building and site and soft costs, and approximately $0.3 million for equipment. We primarily utilize build-to-suit developments and equipment financing leases for our new company-operated restaurants, requiring minimal upfront cash investment. Each new restaurant typically requires an upfront cash equipment investment of approximately $85,000, and we target a year one cash-on-cash return of approximately 129%. This model delivers a fully capitalized return of approximately 18%. While we currently utilize a build-to-suit development strategy, our new restaurant strategy may change over time. See “Basis of Presentation.”

Restaurant Management and Operations

Service Philosophy

We are extremely focused on customer service. In fiscal 2014, we introduced Bo-Size Service, which aims to deliver a Star Service experience and environment that “compliments” the quality of our food and models our culture. Our Star Service culture includes key points of difference—“speak to me,” “act like you care,” “hurry,” “get it right” and “bring me back”—which are defined as the simple, but specific, opportunities for us to elevate the level of our service and customer satisfaction. We believe the key points of difference provide us a competitive advantage and a unique opportunity to exceed our customers’ expectations. Understanding these points of difference, developing a culture of genuine customer-service values, and implementing them properly is an essential element of new team member training.

Quality and Food Safety

We and our franchisees are focused on maintaining high food quality and food safety in each restaurant through the careful training and supervision of personnel and by following rigorous quality and cleanliness standards that have been established. Standards for food preparation and cleaning procedures are defined, monitored, and maintained by our Quality Assurance Department. In company-operated restaurants, we utilize third-party inspectors to regularly monitor restaurant performance through unannounced food safety audits. Restaurant management incentive plans provide strong motivation to meet standards. As part of our organized food quality assurance program, we have a process in place to internally check production runs of our products to ensure they meet the exact specifications given to suppliers.

Managers and Team Members

Each restaurant operates with five distinct dayparts (breakfast, lunch, snack, dinner and after dinner) and a staff of approximately 30 to 35 team members led by the unit director, assistant unit directors, and shift managers. Quality is constantly monitored by area directors at company-operated restaurants and by franchise business consultants at franchised restaurants.

Before, during and after the typical company restaurant’s 5:30 a.m. to 11:00 p.m. hours, our team members focus intensely on daily operational execution. Our hard working and dedicated team members begin food preparation at 4:30 a.m. and continue through 11:00 p.m. In the typical company restaurant, the dining room closes at 10:00 p.m. while the drive-thru remains open until 11:00 p.m. and nightly cleaning begins at 10:00 p.m. Bojangles’ has a strict pre-closing policy that keeps each member of the team focused on customer service. Each team member has responsibility for cleaning throughout the day and the entire unit is thoroughly cleaned each night. The restaurant level management team utilizes proven operational systems such as The Manager’s Walk to effectively manage each shift.

We are diligent in our team member selection processes, only hiring approximately 5% of those who began the application process in fiscal 2014. We aim to staff our restaurants with team members that are friendly, customer-focused, driven to provide high-quality food, and who are also a good fit for our culture. As of December 28, 2014, our team member base was comprised of approximately 8,600 restaurant employees and approximately 200 support center personnel. Our focus on selecting the right people has enabled us to reduce crew turnover from 209% in fiscal 2007 to 123% in fiscal 2014. Additionally, we have reduced restaurant management turnover from 45% in fiscal 2007 to 30% in fiscal 2014.

The heart of our business is our people and we encourage them to possess a strong sense of pride in their jobs and to excel by participating in annual competitions that test and reward high performing restaurants and team members. Our annual ShowBo competition focuses on rewarding and recognizing the best team and involves unannounced visits to evaluate each restaurant on service, quality and cleanliness.

Our Master Biscuit Makers

Our reputation is built on our signature “chicken ’n biscuits.” Our biscuit makers are at the heart of our business, baking made-from-scratch biscuits all day, every day in our restaurants system-wide. Our biscuit makers strictly follow our 48-step biscuit recipe, which includes using fresh buttermilk, hand rolling and cutting the dough and baking biscuits fresh in the oven every 20 minutes to ensure a consistent offering for every customer. We maintain high standards for our biscuit makers and require them to be re-certified every year to make sure we are providing the best possible biscuits for our customers.

To highlight our strong sense of pride in our biscuit makers and how vital they are to our business, we encourage them to excel in annual competitions that test and reward high performers. Our annual “Master Biscuit Maker Challenge” brings together team members from across our entire system of restaurants to compete for the honor of being named one of our Champion Master Biscuit Makers. Each participant is judged on their ability to adhere to our 48-step biscuit recipe, taking into account the size, shape and color of the biscuits and time it takes to complete the process without sacrificing quality. The finalists for the competition have earned the highest scores out of hundreds of biscuit makers at the individual restaurant, area and regional levels and are invited to the final round at our headquarters in Charlotte, North Carolina. The competition serves as a reminder to all team members who the real heroes of our company are and illustrates the pride our team members have in delivering our “biscuit magic.”

Training

We ensure that new unit directors in company-operated restaurants possess the experience and passion necessary to deliver strong performance, and we support them with five to seven weeks of training in the Bojangles’ training program, including one week at our training center located in Charlotte, North Carolina and known as Bojangles’ University. Many of our new restaurants draw experienced team members from nearby locations, in addition to utilizing an “all-star” team provided by the company to support the workforce from the opening day through the early weeks of operation. Leveraging our base of existing team members ensures that new restaurants operate seamlessly from day one and cultivates Bojangles’ workplace culture, key drivers of our continued success and that of our franchisees’.

We allow our and our franchisees’ principal operating officer or partner, managers and other restaurant team members to attend optional training programs and seminars that we offer from time to time. We currently provide training in our certified company-operated restaurants and Bojangles’ University. The initial training program is approximately five to seven weeks in duration consisting of classroom instruction and on-the-job training, and is conducted approximately 10 times per year. We bear the cost of maintaining Bojangles’ University, including the overhead costs of training, staff salaries, materials and training tools. We require each trainee to complete the training program to our satisfaction in order to be certified as a Bojangles’ company-operated restaurant manager.

Franchise Program

Overview

We use a franchising strategy to increase new restaurant growth, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of December 28, 2014, we had approximately 90 franchise entities that operated 368 restaurants. Our franchisees range in size from single-restaurant operators to the largest franchisee, which operated 60 restaurants as of December 28, 2014. Our existing franchise base consists of many successful, longstanding restaurant operators, 49 of which operate multiple restaurants. As of December 28, 2014, our franchisees operated restaurants in 32 DMAs primarily in ten states. Of our franchised restaurants, 350 were owned and operated by franchisees that have been with us for more than five years, some of which have developed franchised restaurants as part of multi-unit, multi-year development agreements. In addition, many of our existing franchisees continue to develop restaurants without development agreements. We also support our growth by attracting highly qualified and experienced new franchisees. We will continue to recruit new franchisees who we believe are capable of successful multi-unit development. We believe the revenues generated from our franchise base, including royalty revenues, have historically served as an important source of stable and recurring cash flows to us and, as such, we plan to expand our base of franchised restaurants.

Description of Franchise and Development Agreements

Our typical agreements for a full-size traditional unit grant a franchisee the right to operate for an initial term of 20 years with additional renewal terms that total 20 years subject to various conditions that include upgrades to the restaurant facility and brand image. Our typical express franchise agreements grant the right to operate for a period of 10 years without renewal so that we can assess at the time of expiration if the market is better served by a full-size replacement. All franchise agreements grant licenses to use the Bojangles’ trademarks, trade secrets and proprietary methods, recipes and procedures. Our obligations under the franchise agreement include an initial training program, ongoing advice and consultation in connection with operations and management of the restaurants, the development of advertising materials, as well as advice and assistance in local marketing and inspections of a franchisee’s restaurants.

The initial franchise fee for each full-size traditional unit is $25,000, and $15,000 for each express unit. Franchisees are required to pay as royalties 4% of franchise unit sales, except for certain grandfathered units that may pay a lesser percentage and international locations that pay 5%. Franchisees, except for certain grandfathered units that may pay a lesser amount and international locations that are not required to contribute, are also required to pay 1% of franchise unit sales to the Bojangles’ marketing development fund, to which we also contribute, which creates a pooled fund for the creation of marketing and advertising materials, marketing and media research, marketing promotions and a portion of our marketing employees’ salaries and expenses. Franchisees are required to sign an advertising co-operative agreement, or the co-op agreement, in connection with their franchise agreements that provides for pooled advertising funds when franchisees share a market with other franchises or us. Typically, the co-op agreement requires that when an advertising co-operative is activated, franchisees and the company units within the co-operative market must contribute up to 2% of unit sales to the co-operative. Finally, the franchise agreements require that franchisees spend from one to three percent of franchise unit sales on local marketing, depending upon whether an advertising co-operative has been activated in a franchisee’s market.

We often enter into development agreements with new and existing franchisees that provide for planned assigned areas of unit development on a multi-unit, multi-year basis by a franchisee. A development agreement typically provides for the opening of one restaurant per year over a five-year term, but we may grant rights to develop larger numbers of units more quickly, or may shorten the time allowed for development. Moreover, many franchisees develop on a case-by-case submittal basis rather than by formal development agreements. The development fee paid by a franchisee under a development agreement is $5,000 per each assigned unit, and this unit fee is deductible against the franchise fee for each unit developed under the terms of the development agreement. Typically, more than one franchisee and, at times, we may develop in a market to increase the rate of penetration in that market in order to increase consumer awareness and, as a result, the availability of pooled advertising funds in that market.

Franchise Owner Support

We value our franchisee relationships and provide strong support for their operations and growth initiatives to produce sustainable, long-term success. Our restaurant development team provides consultation regarding site selection and approval processes and our franchise operating team provides consultation in all aspects of operations and preopening preparation. We also have all-star teams to provide assistance for the first two units a franchisee opens. Additionally, we conduct a mandatory management training program, requiring that for at least the first restaurant, a minimum of five of each franchisee’s operating managers successfully complete a five to seven week training program prior to opening. The program consists of hands-on training in the operation and management of the restaurant and is conducted by a training manager who has been certified by us. Instructional materials for the initial training include our operations manual, wall charts, job aids, product build charts, ServSafe (food safety) book, videos and other materials we may create from time to time. For the second and subsequent restaurants, franchisees have the option of training their own managers or using our training program without payment of additional fees.

We also offer support well beyond restaurant opening. We provide ongoing leadership and assistance to the franchisee network through our franchise business consultants, or FBCs, who maintain an open dialogue with franchisees on brand initiatives through webinars and quarterly market meetings, and help franchisees to evaluate sales growth and costs initiatives. By continuing to support our franchise network and monitoring local performance, our FBCs help protect our brand. Additionally, we communicate with franchisees on at least a monthly basis, and senior company representatives meet quarterly with our franchise advisory board to discuss system-wide initiatives, share ideas and resolve issues. In addition, we provide local marketing consultation and support, and prepare marketing materials for use by all franchisees in various media including television and radio through the Bojangles’ marketing development fund.

Marketing and Advertising

We use multiple marketing channels, including television, radio, print advertising, billboard advertising, internet and social media and loyalty programs to broadly drive brand awareness and traffic to our restaurants. We advertise on local network and cable television in our primary markets, and utilize heavier cable schedules for some of our less developed markets. In fiscal 2014, we and our franchisees were active in television advertising, including cable placement, in approximately 25 DMAs of the 32 DMAs in which our system has restaurants, and we expect to add television advertising in additional DMAs in the future. In fiscal 2014, we and our franchisees utilized radio advertising in approximately 21 radio metro areas. We also sponsor arenas, race tracks, broadcast and sporting events including the Bojangles’ Coliseum in Charlotte, North Carolina, the Carolina Panthers NFL team, the Charlotte Hornets NBA team, the Fox Sports South-Atlanta Braves Television Network, the Atlantic Coast Conference basketball and football and other events and venues. In addition we are active in various charity and goodwill events and activities, including in-restaurant fundraising, auctions and events for the Muscular Dystrophy Association, Toys for Tots and St. Jude’s Children’s Hospital. We engage in one on one conversations with our consumers using social media platforms such as Facebook, YouTube, Instagram and Twitter. We also use social media as a research and customer service tool, and apply insight we gain to future marketing efforts.

We promote our restaurants and food through our “It’s Bo Time” advertising campaign, which has become synonymous with our brand. The campaign aims to deliver our message that our products are craveable and that Bojangles’ is a warm and friendly place to be. All domestic franchisees and the company contribute to the Marketing Development Fund for the development of marketing materials for use in various media, including radio and television commercials, promotions and sponsorships, marketing research as well as the cost of administration of the Fund. The company administers and may require franchisees’ participation in advertising co-operatives with other franchisees and the company to increase advertising levels based in pooled media advertising.

Purchasing and Distribution

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We regularly inspect vendors to ensure that products purchased conform to our standards and that prices offered are competitive. Our Quality Assurance Department works with a third-party to perform comprehensive supplier audits. We negotiate and contract directly with the suppliers of our food, and we contract with our primary foodservice distributor for distribution of all of our food and supplies, excluding bone-in chicken and some dairy products. Our primary foodservice distributor delivers supplies to most of our restaurants two times per week. Our relationship with our primary foodservice distributor has been in place since 2003. We contract with two primary suppliers for our bone-in chicken which is supplied to us by various distributors. These bone-in chicken distributors typically deliver to most of our company-operated restaurants three times per week. Our franchisees are required to use an approved distributor and franchisees must purchase food and supplies from approved suppliers. In our normal course of business, we evaluate bids from multiple suppliers for various products. Poultry and other proteins are our largest product cost items and represented approximately 44% of company-operated food and supplies costs in fiscal 2014. Fluctuations in supply and prices can significantly impact our restaurant service and profit performance. We actively manage cost volatility for poultry by negotiating directly with multiple suppliers, purchasing from suppliers with what we believe are the most favorable contract terms given existing market conditions.

Intellectual Property

We have registered Bojangles® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office. The Bojangles® trademark is also registered in some form in approximately 25 foreign countries. Our current brand campaign tag line, It’s Bo Time®, has also been registered with the United States Patent and Trademark Office. We also have registered the configuration of our Big Bo Box as a trademark, and we continue to expand the family of Bojangles’ related trademarks, often using some derivation of “Bo” in the trademark. In addition, the Bojangles’ logo, website name and address and Facebook and Twitter accounts are our intellectual property. Our policy is to pursue and maintain registration of service marks and trademarks in those countries where permitted and where business strategy requires us to do so and to oppose vigorously any infringement or dilution of the service marks or trademarks. We or our suppliers maintain the seasonings and additives for our chicken and biscuits, and our other products, as well as certain standards, specifications and operating procedures, as trade secrets or confidential information.

Competition

We operate in the limited service restaurant industry, which is highly competitive and fragmented. The number, size and strength of competitors vary by region. Our competition includes a variety of locally owned restaurants and national and regional chains that offer dine-in, carry-out and delivery services. Our competition in the broadest perspective includes restaurants, convenience food stores, delicatessens, supermarkets and club stores. However, more specifically, we compete with fast-casual restaurants, such as Chipotle and Panera Bread Company, quick-service restaurants who serve breakfast, such as McDonald’s and Hardee’s, and chicken-specialty and Cajun quick-service restaurants, such as Chick-fil-A, Popeyes Louisiana Kitchen and Zaxby’s.

We believe competition within the fast-casual restaurant segment is based primarily on fresh ingredients and preparation of food, quality, taste, service and ambience. We also believe that QSR competition is based primarily on value, speed of service, convenience of drive-thru service, brand recognition and restaurant location. In addition, we compete with franchisors of other restaurant concepts for prospective franchisees.

Environmental Matters

We are subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances, and in some cases we may have obligations imposed by indemnity provisions in our leases.

We have not conducted a comprehensive environmental review of all of our properties, although for new company development, a Phase I environmental review is typically completed, and when advisable, a Phase II review, prior to the company undertaking a long-term lease. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities will not have a material adverse effect on our financial condition.

Regulation and Compliance

We are subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of restaurants, or the ability to franchise. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area.

The development and construction of additional restaurants will be subject to compliance with applicable regulations, including those relating to zoning, land use, water quality and retention, and environment.

We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors, among others, could delay construction and increase development costs for new restaurants.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, exempt versus non-exempt, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. A significant portion of the hourly staff is paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage and/or changes in exempt versus non-exempt status will increase labor costs. In addition, the PPACA will increase medical costs beginning in fiscal 2015. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our restaurants to make reasonable accommodations for disabled persons.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors.”

Management Information Systems

All of our company-operated restaurants use computerized point-of-sale and back office systems, which we believe are scalable to support our long term growth plans. The point-of-sale system provides a touch screen interface and integrated, high speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data from company-operated restaurants, which generates information about product mix and daily sales that we actively analyze. We are in the process of migrating our company-operated restaurants to a new point-of-sale system and during the transition there may be a period of time during which the transactional data for the restaurants migrating to the new POS system is in a format that is not easily usable for analytical purposes.

Our in-restaurant back office computer system is designed to assist in the management of our restaurants and provide labor and food cost management tools. The system also provides our support center and restaurant operations management quick access to detailed business data and reduces the time our restaurant managers spend on administrative needs. The system also provides sales, bank deposit and variance data to our finance department on a daily basis. For company-operated restaurants, we use this data to generate daily, weekly and/or period reports regarding sales and other key measures. Our new point-of-sale and back office systems are not yet available for use in franchised restaurants, but there are other systems currently in use and otherwise available that may be used by franchisees.

Employees

As of December 28, 2014, we had approximately 8,800 employees, of whom approximately 8,600 were restaurant employees and approximately 200 were support center personnel. None of our employees are part of a collective bargaining agreement, and we believe our relationships with our employees are satisfactory.

Legal Proceedings

We are involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of Bojangles’.

Name	Age	Position/Title
James R. Kibler	60	Director and Non-Executive Chairman of the board
Clifton Rutledge	50	Director, President and Chief Executive Officer
Robert E. Alderson	68	Director
Steven J. Collins	46	Director
John E. Currie	59	Director
Christopher J. Doubrava	30	Director
Tommy L. Haddock	64	Director
William A. Kussell	56	Director
Steven M. Tadler	55	Director
Eric M. Newman	62	Executive Vice President, General Counsel and Secretary
M. John Jordan	47	Senior Vice President of Finance, Chief Financial Officer and Treasurer
Kenneth E. Avery	55	Senior Vice President of Company Operations and Chief Operating Officer

Our directors have been selected pursuant to the terms of a stockholders’ agreement described more fully below under “Certain Relationships and Related Party Transactions.” The terms of the stockholders’ agreement related to the election of directors will terminate upon the closing of this offering.

James R. Kibler has served as a director and non-executive chairman of the board of the company since February 2014 and served as a director of Restaurants from February 2014 to April 2015. From September 2007 to January 2014, Mr. Kibler served as chief executive officer, president and director of Restaurants and from September 2011 to July 2013 as president of the company, and from July 2013 to January 2014 as president and chief executive officer of the company. From September 1996 to April 2011, Mr. Kibler served as president of Kibler-Mitchell Enterprises, Inc., a restaurant company in Spartanburg, South Carolina. Based on his extensive management experience in the casual dining and quick-service sectors, his familiarity with us, his deep understanding of restaurant operations, and his franchisee experience, we believe Mr. Kibler is well-qualified to lead us and to serve on our board.

Clifton Rutledge has served as chief executive officer of Restaurants since January 2014 and as a director, president and chief executive officer of the company and of Restaurants since February 2014. From August 2011 to January 2014, Mr. Rutledge served as chief operations officer and senior vice president of Whataburger Restaurants, LLC, a quick-service restaurant company based in San Antonio, Texas. Mr. Rutledge served as vice president of operations and training of Whataburger from July 2008 to September 2011, as group vice president of operations of Whataburger from January 2006 to June 2008 and as group director of franchisee operations of Whataburger from 2003 to 2006. Prior to that, Mr. Rutledge worked for KFC and with TCBY in operational positions. Because of his extensive leadership experience in operational positions in the restaurant industry, we believe Mr. Rutledge is qualified to serve as our chief executive officer and president and as a director on our board.

Robert E. Alderson has served as a director of the company since April 2015. Mr. Alderson served as chief executive officer of Kirkland’s, Inc., a retailer of home décor and gifts, or Kirkland’s, from March 2001 to May 2005 and from February 2006 to February 2015; served as president of Kirkland’s from November 1997 to May 2005, from February 2006 to March 2006 and from April 2008 to February 2015; and served as chief operating officer of Kirkland’s from November 1997 to March 2001. Additionally, Mr. Alderson served as vice president or senior vice president and chief administrative officer of Kirkland’s from 1986 through November 1997. Mr. Alderson has served as a director of Kirkland’s since 1986. Prior to joining Kirkland’s, Mr. Alderson was a senior partner at the law firm of Menzies, Rainey, Kizer & Alderson. Our board believes Mr. Alderson’s qualifications to serve as a member of our board include his deep understanding of the retail industry and his years of experience with Kirkland’s, a public company.

Steven J. Collins has served as a director of the company since August 2011 and served as a director of Restaurants from August 2011 to April 2015. Mr. Collins, a managing director of Advent, a private equity investment firm based in Boston, Massachusetts, serves on the board of directors of Five Below, Inc., lululemon athletica inc. and Kirkland’s and on the board of directors of several privately held businesses. Mr. Collins originally joined Advent in 1995. He left the company in 1997 and worked at Kirkland’s and then attended Harvard Business School, before rejoining Advent in 2000. Our board believes Mr. Collins’ qualifications to serve as a member of our board include his experience serving as a director of various companies and significant knowledge of the retail industry.

John E. Currie has served as a director of the company since April 2015. Mr. Currie served as the chief financial officer of lululemon athletica inc., an athletic apparel company, or lululemon, from January 2007 to January 2015. Prior to joining lululemon, Mr. Currie worked for Intrawest Corporation, a provider of destination resorts and leisure travel, from 1989 to 2006, including as chief financial officer from 2004 to 2006. Prior to joining Intrawest, Mr. Currie held senior financial positions within the BCE Group, a telecommunications service provider, and was a specialist in international taxation with a major accounting firm. Mr. Currie was a member of the board of directors of Hathor Exploration Limited from November 2006 to January 2012 and Coastal Contacts Inc. from April 2012 to 2014. Mr. Currie has been a member of the board of directors for the Vancouver Airport Authority since November 2012 and is currently a member of the board of directors for Frank & Oak Inc. Mr. Currie is a chartered professional accountant, and received his Bachelor of Commerce degree from the University of British Columbia. Our board believes Mr. Currie’s qualifications to serve as a member of our board include his extensive experience as an executive and a director with various public companies.

Christopher J. Doubrava has served as a director of the company since April 2014 and served as a director of Restaurants from April 2014 to April 2015. Since January 2015, Mr. Doubrava has served as a vice president of Advent, a private equity investment firm based in Boston, Massachusetts. Prior to this, from March 2010 until December 2014, Mr. Doubrava served as an associate of Advent. From July 2007 until February 2010, Mr. Doubrava served as an analyst for Goldman, Sachs & Co. in the Bank Debt Portfolio Group in New York, New York. Our board believes Mr. Doubrava’s qualifications to serve as a member of our board include his experience as an investor in and significant knowledge of the retail industry.

Tommy L. Haddock has served as a director of the company since August 2011. Mr. Haddock has served as director of Restaurants from September 2007 to April 2015. Since 1979, Mr. Haddock has served as president and director of a franchisee of the company, Tri Arc Food Systems, Inc., which owns and operates 50 franchised Bojangles’ restaurants. Our board believes Mr. Haddock’s qualifications to serve as a member of our board include his familiarity with us, his deep understanding of restaurant operations, and his significant franchisee experience.

William A. Kussell has served as a director of the company and as an advisor to the company since August 2011, in addition to serving as a director of Restaurants from August 2011 to April 2015. Since January 2010, Mr. Kussell has served as an operating partner of, and a consultant to, Advent, a private equity firm based in Boston, Massachusetts. From January 2008 to January 2010, Mr. Kussell served as president and chief brand officer of Dunkin’ Brands, Inc. in Canton, Massachusetts. Prior to this, from March 2006 to January 2010, Mr. Kussell served as a member of the board of directors of Dunkin’ Brands, Inc. Mr. Kussell has served as a member of the board of directors of Coffee Bean and Tea Leaf, a specialty coffee and tea retailer and café, since November 2013, as a member of the board of directors of Extended Stay America, a national hospitality business, since November 2010, and as a member of the board of directors of Modell’s Sporting Goods, a national sporting goods retailer, since November 2009. Our board believes Mr. Kussell’s qualifications to serve as a member of our board include his familiarity with us and his deep understanding of restaurant and franchisor operations.

Steven M. Tadler has served as a director of the company since August 2011 and served as a director of Restaurants from August 2011 to April 2015. Since 1993, Mr. Tadler has served as managing partner of Advent, a private equity investment firm based in Boston, Massachusetts. Mr. Tadler has also served as a member of the board of directors of Advent, since 2003, as a member of the board of directors of TransUnion Corp., an information and risk management solutions company, since April 2012, and as a member of the board of directors of wTe Corporation, a metals and plastics recycling company, since 1989. Prior to this, Mr. Tadler served as a member of the board of directors of Skillsoft, a software-as-a-service company, from May 2010 to March 2014, and Dufry, a travel retail company, from May 2010 to April 2013. Our board believes Mr. Tadler’s qualifications to serve as a member of our board include his experience as an investor in and significant knowledge of the retail industry.

Eric M. Newman has served as executive vice president, general counsel and secretary of the company since December 2014, as vice president and secretary of the company from September 2011 to December 2014, as a director of Restaurants since April 2015, and as executive vice president, general counsel and secretary of Restaurants since July 1999. He previously served as senior vice president and general counsel of our predecessor company from 1991 to 1998, and as vice president and general counsel of our predecessor company from 1985 to 1991. In addition, Mr. Newman has served on the board of the Foundation of the University of North Carolina at Charlotte since 2008.

M. John Jordan has served as senior vice president of finance and chief financial officer of the company since December 2014, as treasurer of the company since April 2015, as vice president of the company from September 2011 to December 2014, as a director of Restaurants since April 2015 and as senior vice president of finance and chief financial officer of Restaurants since March 2009. From 2006 to 2009, Mr. Jordan served as vice president and chief financial officer of Restaurants. Prior to this, Mr. Jordan served as vice president of The Parnell-Martin Companies LLC, a plumbing supply distribution company based in Charlotte, North Carolina from 2005 to 2006 and in various other roles, including treasurer and assistant secretary, from 1996 to 2004. Prior to this, Mr. Jordan worked with CSX Corporation and Coopers & Lybrand.

Kenneth E. Avery has served as senior vice president of company operations and chief operating officer of the company since December 2014, as senior vice president of operations and chief operating officer of Restaurants since October 2014 and previously as senior vice president of company operations of Restaurants from April 2013 to October 2014. From March 2009 to April 2013, Mr. Avery served as vice president of company operations of Restaurants. From January 2008 to March 2009, Mr. Avery served as vice president of operations support of Restaurants. From 1998 to 2007, Mr. Avery served in a variety of positions with CKE Restaurants Inc., a quick-service restaurant company, including as regional vice president, vice president and senior vice president of franchise operations.

In addition to the information presented above regarding each director’s specific experiences, qualifications, attributes and skills, we believe that all of our directors have a reputation for integrity and adherence to high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our board. Finally, we value our directors’ experience on other company boards and board committees.

Our executive officers are appointed by our board of directors and serve until their successors have been duly appointed and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of nine members. Upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will consist of a number of directors to be fixed exclusively by resolution of the board of directors.

As of the closing of this offering, our amended and restated certificate of incorporation will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Alderson, Currie and Doubrava, and their terms will expire at the annual general meeting of stockholders to be held in 2016;

•	the Class II directors will be Messrs. Haddock, Kibler and Kussell, and their terms will expire at the annual general meeting of stockholders to be held in 2017; and

•	the Class III directors will be Messrs. Collins, Rutledge and Tadler, and their terms will expire at the annual general meeting of stockholders to be held in 2018.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal. Any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Following the closing of this offering, our amended and restated certificate of incorporation will provide that directors may only be removed for cause. To remove a director for cause, 66 2⁄3% or more of the outstanding shares of capital stock then entitled to vote at an election of directors must vote to remove the director at an annual or special meeting. The amended and restated certificate of incorporation will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

The classification of our board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, will make it more difficult for a third-party to acquire control of us. See “Description of Capital Stock—Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions.”

Our stockholders’ agreement provides that the holders of our capital stock must agree to vote their shares in favor of the election to our board of directors of individuals designated by Advent. The stockholders’ agreement, and all of the rights and obligations of our stockholders under the agreement (except for those pertaining to registration rights), will be terminated upon the closing of this offering. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Director Independence and Controlled Company Status

Upon the closing of this offering, Advent will continue to own a majority interest in us and we will be a “controlled company” under the rules of NASDAQ. The “controlled company” exception eliminates the requirements that we have (a) a majority of independent directors on our board and (b) compensation and nominating/corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under NASDAQ listing standards. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NASDAQ. We will be required to have an audit committee with at least one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After this 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. We expect to have five independent director(s) on our board upon completion of this offering. Our board of directors has determined that Messrs. Alderson, Collins, Currie, Doubrava and Tadler are independent as defined under the corporate governance rules of NASDAQ.

If at any time we cease to be a “controlled company” under NASDAQ rules, our board of directors will take all action necessary to comply with the applicable NASDAQ rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Leadership Structure and Board’s Role in Risk Oversight

Our board of directors has no policy with respect to the separation of the offices of chief executive officer and non-executive chairman of the board of directors. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of chief executive officer and non-executive chairman of the board of directors with Mr. Rutledge serving as our chief executive officer and Mr. Kibler serving as non-executive chairman of the board. We believe this is appropriate as it provides Mr. Rutledge with the ability to focus on our day-to-day operations while allowing Mr. Kibler to lead our board of directors in its fundamental role of providing advice to, and oversight of management.

Our board of directors plays an active role in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Effective upon the closing of this offering, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon the closing of this offering, our audit committee will oversee management of financial risks. Effective upon the closing of this offering, our nominating and corporate governance committee will be responsible for managing risks associated with the independence of the board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

Committees of the Board of Directors

Our board of directors has established, or will establish prior to the closing of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors and will be available on our website, www.bojangles.com, under the “Investor Relations” section, upon the effective date of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter that will be effective upon the closing of this offering:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	overseeing management of financial risks;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and fiscal year-end operating results;

•	approving related party transactions; and

•	reviewing whistleblower complaints relating to accounting, internal accounting controls or auditing matters and overseeing the investigations conducted in connection with such complaints.

As of the closing of this offering, our audit committee will consist of Messrs. Alderson, Currie and Doubrava. Mr. Alderson will serve as the chairperson of the audit committee. Messrs. Alderson and Currie are independent for purposes of serving on the audit committee, and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. We expect a third new independent member to be appointed to the audit committee in replacement of Mr. Doubrava within one year of the effectiveness of the registration statement so that all of our audit committee members will be independent under applicable SEC and NASDAQ rules and regulations. Our board has determined that Mr. Currie is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication defined under the applicable rules of NASDAQ. See “—Director Independence and Controlled Company Status.”

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter that will be effective upon the closing of this offering:

•	reviewing and approving compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing and recommending the terms of employment agreements with our executive officers;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock-based compensation criteria for our employees;

•	reviewing and recommending the appropriate structure and amount of compensation for our directors;

•	overseeing the management of risks relating to our executive compensation plans and arrangements;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

As of the closing of this offering, our compensation committee will consist of Messrs. Collins, Currie and Tadler. Mr. Collins will serve as the chairperson of the compensation committee. Our board has determined that Messrs. Collins, Currie and Tadler are independent under applicable rules and regulations of the SEC and NASDAQ. See “—Director Independence and Controlled Company Status.”

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. Among other matters, the nominating and corporate governance committee is responsible for the following as set forth in their charter that will be effective upon the closing of this offering:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	managing risks associated with the independence of the board of directors;

•	evaluating and making recommendations as to the size and composition of the board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

As of the closing of this offering, our nominating and corporate governance committee will consist of Messrs. Tadler, Haddock and Doubrava. Mr. Tadler will serve as the chairperson of the nominating and corporate governance committee. Our board has determined that Messrs. Tadler and Doubrava are independent under applicable rules and regulations of the SEC and NASDAQ. We expect a third new independent member to be appointed to the audit committee in replacement of Mr. Haddock within one year of the effectiveness of the registration statement so that all of our nominating and corporate governance committee members will be independent under applicable SEC and NASDAQ rules and regulations. See “—Director Independence and Controlled Company Status.”

Director Compensation

In fiscal 2014, certain of our directors received compensation for their service as directors. These matters are further described below in the section entitled “Executive and Director Compensation—Compensation of Directors”. In addition, we have adopted a formal director compensation policy for all of our non-employee directors, which will be effective upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

Messrs. Collins, Tadler and Kibler served as members of the compensation committee throughout fiscal 2014. Each of Messrs. Collins and Tadler has relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See “Certain Relationships and Related Party Transactions” for more information. Mr. Kibler served as our chief executive officer during part of fiscal 2014.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Upon the closing of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Once it is adopted, the code of business conduct and ethics will be available on our website at www.bojangles.com. Disclosure regarding any amendments to the code, or any waivers of its requirements, will be included in a current report on Form 8-K within four business days following the effective date of the amendment or waiver, unless posting such information on our website will then satisfy the rules of NASDAQ.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the non-executive chairman of the board and chief executive officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be available on our website at www.bojangles.com.

EXECUTIVE AND DIRECTOR COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act. The table below sets forth the annual compensation earned during fiscal 2014 by our principal executive officer, our two most highly compensated executive officers, and our former president and chief executive officer (our “named executive officers”) and our chief financial officer. The information set forth in this section gives effect to a 359.03843-for-1 stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares).

2014 Summary Compensation Table

The following table sets forth information concerning the compensation of our executive officers for fiscal 2014.

Name and Principal Position	Year	Salary	Bonus		Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)(7)	Total
Clifton Rutledge(1)	2014	$442,308	$100,000	(8)	$3,017,593	$437,500	$185,675	$4,183,076
President and Chief Executive Officer

James R. Kibler(2)	2014	$50,000	$—		$—	$75,000	$186,918	$311,918
Former President and Chief Executive Officer

M. John Jordan(3)	2014	$307,553	$—		$—	$271,420	$15,127	$594,100
Senior Vice President of Finance and Chief Financial Officer

Kenneth E. Avery	2014	$272,906	$—		$654,155	$199,375	$32,224	$1,158,660
Senior Vice President of Company Operations and Chief Operating Officer

Eric M. Newman	2014	$307,553	$—		$—	$271,420	$18,726	$597,699
Executive Vice President, General Counsel and Secretary

(1)	Mr. Rutledge commenced employment as chief executive officer of Restaurants on January 27, 2014. Since February 2014, Mr. Rutledge has served as president and chief executive officer of the company and of Restaurants.
(2)	Mr. Kibler served as president and chief executive officer of the company until January 27, 2014 and as president and chief executive officer of Restaurants until January 27, 2014. From February 1, 2014 until the end of fiscal 2014, Mr. Kibler continued to provide services to the company as an employee and the non-executive chairman of our board.
(3)	Mr. Jordan has served as senior vice president of finance and chief financial officer of Restaurants since March 2009 and of the company since December 2014. Mr. Jordan served as vice president of the company from September 2011 to December 2014. Since April 2015, Mr. Jordan has also served as treasurer of the company and as a director of Restaurants.

(4)	Represents the grant date fair value of options awarded during fiscal 2014, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718).
(5)	For more information, see below under “—Annual Cash Incentive Compensation.”
(6)	The values shown under the heading “All Other Compensation” for Messrs. Rutledge, Kibler, Jordan, Avery and Newman, represents the following perquisites and benefits:

•	401(k) plan matching contribution: $0, $8,750, $8,566, $8,750 and $8,566, respectively

•	Taxable benefit of auto allowance and gasoline: $1,685, $313, $6,349, $1,432 and $9,228, respectively

•	Imputed life insurance: $244, $932, $212, $607 and $932, respectively

With respect to Mr. Kibler, the values shown under the heading “All Other Compensation” also include compensation received by Mr. Kibler in connection with his service to the company as a director. See the discussion in the section below entitled “—Employment Arrangements” for more detail regarding Mr. Kibler’s compensation for his service to the company as a director.
(7)	The values shown under the heading “All Other Compensation” include moving and relocation expenses for Mr. Rutledge of $143,322 in taxable moving expenses (including the gross-up) and $40,424 in nontaxable moving expenses paid to him and other third parties, and include moving and relocation expenses for Mr. Avery of $21,435 in taxable moving expenses (including the gross-up).
(8)	In connection with Mr. Rutledge’s hiring on January 27, 2014, he was granted a signing bonus of $100,000.

Employment Arrangements

The following is a summary of the material terms of the employment agreements with our executive officers. The summary below does not contain complete descriptions of all provisions of the employment agreements of our executive officers and is qualified in its entirety by reference to such employment agreements, copies of which will be included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Mr. Rutledge. We have entered into an employment agreement with Mr. Rutledge, dated January 27, 2014. Pursuant to this agreement, Mr. Rutledge is entitled to an annual base salary of $515,000, which is subject to increases, if any, as may be determined from time to time in the sole discretion of our board. Mr. Rutledge is eligible to earn an annual bonus of up to 75% of base salary, subject to the achievement of annual performance goals established by our board at the beginning of each applicable year. Additionally, the company paid Mr. Rutledge a signing bonus of $100,000, with $75,000 payable within two weeks following the effective date of the agreement and the remaining $25,000 payable within two weeks of Mr. Rutledge’s relocation to Charlotte, North Carolina, provided that such relocation occurred prior to the nine month anniversary of the effective date.

Mr. Rutledge also received a grant of stock options to purchase 813,939 shares of common stock of the company, of which 610,365 are subject to vesting over time and 203,574 of which are subject to performance-based vesting, at fair market value of the common stock at the time of grant. The vesting of the initial stock option grant to Mr. Rutledge is described in further detail below in the section entitled “—Long-term Equity Incentive Compensation—Outstanding Equity Awards at Fiscal 2014 Year-End.” Additionally, as described in further detail below in the section entitled “—Long-term Equity Incentive Compensation—Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan,” the exercise price of Mr. Rutledge’s initial stock option grant was reduced by $1.39 per share as a result of the Series A preferred stock dividend paid by us in April 2014.

Mr. Rutledge is entitled to receive reimbursements for certain relocation, temporary housing and living expenses of which the company paid, including a gross up for income taxes authorized by the compensation committee, of $183,746 in the aggregate. Mr. Rutledge is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon a Termination or Change in Control.”

Mr. Rutledge is entitled to participate in all of our employee benefit plans on the same basis as such benefits are generally made available to other senior executive employees. Further, the agreement contains customary non-solicitation and non-competition covenants, which covenants remain in effect for one year following any cessation of employment with respect to Mr. Rutledge.

Mr. Kibler. We entered into an employment agreement with Mr. Kibler, dated September 17, 2007, which was amended on June 23, 2011 and later terminated effective February 1, 2014, by a letter agreement pursuant to which Mr. Kibler stepped down as president and chief executive officer of the company and president and chief executive officer of Restaurants, and became non-executive chairman, effective February 1, 2014. For purposes of the table above, Mr. Kibler served as our president and chief executive officer from December 30, 2013 until January 27, 2014 and for the remainder of fiscal 2014, our employee and non-executive chairman. Under his employment agreement, as amended, Mr. Kibler was entitled to an annual base salary of $650,000 and eligible for up to 75% of his base salary under the regular bonus plan, subject to the achievement of annual performance goals established by our board at the beginning of each applicable year. In addition, we entered into a letter agreement pursuant to which Mr. Kibler stepped down as our president and chief executive officer and Restaurants’ chief executive officer and president and became non-executive chairman of the board. Under the terms of the letter agreement, Mr. Kibler is entitled to receive (i) annual compensation of $200,000 for his services from February 1, 2014 through February 1, 2015, payable in substantially equal monthly installments, (ii) an additional fee of $75,000, based on certain performance goals of the company and subject to other terms and conditions as determined by our board (and in lieu of the bonus under his terminated employment agreement) and (iii) modification of previously granted stock options where the 407,867 time-based options became fully vested on February 1, 2014 and 408,047, or 50%, of the performance-based options were forfeited leaving a remaining 408,047, or 50%, of the performance based options outstanding and unvested as of February 1, 2014.

Effective January 1, 2015 and in lieu of the remaining term of the existing letter agreement scheduled to expire on February 1, 2015 and as described above, Mr. Kibler’s annual compensation was set at $100,000. Upon the closing of this offering, Mr. Kibler’s compensation will be reduced to $90,000 annually. He will continue to receive benefits to the extent permissible under our applicable plans and programs, but shall be ineligible to receive a bonus.

Additionally, Mr. Kibler is entitled to reimbursement of reasonable travel and other expenses in connection with his service as our non-executive chairman and continuation of certain health benefits and is eligible to participate in the 401(k) plan. Pursuant to the terms of the letter agreement, Mr. Kibler is also subject to certain non-compete and confidentiality covenants.

The vesting of the initial stock option grant to Mr. Kibler is described in further detail below in the section entitled “—Long-term Equity Incentive Compensation—Outstanding Equity Awards at Fiscal 2014 Year-End.”

Mr. Jordan. We entered into an employment agreement with Mr. Jordan, dated May 1, 2006, which was amended and restated on September 12, 2007 and on April 27, 2011. Pursuant to the employment agreement, as amended and restated, Mr. Jordan is entitled to an annual base salary of $319,500, to be reviewed by the chief executive officer no less than annually. Mr. Jordan is also eligible to receive annual bonuses which are awarded by the board at its discretion. Mr. Jordan receives an automobile allowance, and is entitled to expenses incurred in the performance of his duties. Mr. Jordan is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon a Termination or Change in Control.”

Mr. Jordan is entitled to participate in our employee benefit plans and programs at the same level as other executive employees. Further, Mr. Jordan’s agreement contains a non-solicitation of employees covenant, which remains in effect for one year following any cessation of employment.

Mr. Avery. We entered into a severance agreement with Mr. Avery, dated November 28, 2007, which was amended and restated on April 27, 2011, which is described below in the section entitled “—Potential Payments Upon a Termination or Change in Control.”

Mr. Avery receives an annual base salary of $283,250, and is eligible to receive annual bonuses which are awarded by the board at its discretion. Mr. Avery also receives an automobile allowance of $750 per month and reimbursement of certain reasonable expenses incurred in the performance of his duties. Mr. Avery is entitled to participate in our employee benefit plans and programs at the same level as other executive employees. Mr. Avery also received reimbursements for certain relocation expenses in fiscal 2014, including a gross up for income taxes, of $21,435 in the aggregate.

Additionally, Mr. Avery received a grant of stock options in fiscal 2014 to purchase 179,519 shares of common stock of the company, all of which are subject to vesting over time, at fair market value of the common stock at the time of grant. The vesting of the stock option grant to Mr. Avery made in fiscal 2014 is described in further detail below in the section entitled “—Long-term Equity Incentive Compensation—Outstanding Equity Awards at Fiscal 2014 Year-End.” As described in further detail below in the section entitled “—Long-term Equity Incentive Compensation—Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan,” the exercise price of Mr. Avery’s 2014 stock option grant was reduced by $1.39 per share as a result of the Series A preferred stock dividend paid by us in April 2014.

The amended and restated severance agreement dated April 27, 2011 contains a non-solicitation of employees covenant, which remains in effect for one year following any cessation of employment.

Mr. Newman. We entered into an employment agreement with Mr. Newman, dated November 14, 2002, which was amended and restated on September 12, 2007, April 27, 2011 and August 18, 2012. Pursuant to the employment agreement, as amended and restated, Mr. Newman is entitled to an annual base salary of $319,500, to be reviewed by the chief executive officer no less than annually. Mr. Newman is also eligible to receive bonuses which are awarded at the discretion of our board, and is entitled to an automobile allowance of $750 per month and reimbursement of certain reasonable expenses incurred in the performance of his duties. Mr. Newman is entitled to participate in our employee benefit plans and programs at the same level as other executive employees. Further, Mr. Newman’s agreement contains a non-solicitation of employees covenant, which remains in effect for one year following any cessation of employment.

Mr. Newman is also entitled to certain severance benefits, the terms of which are described below in the section entitled “—Potential Payments Upon a Termination or Change in Control.”

Potential Payments Upon a Termination or Change in Control

Mr. Rutledge—Termination of Employment without Cause or for Good Reason. If Mr. Rutledge’s employment is terminated by us without cause or by Mr. Rutledge for good reason (as such terms are defined in Mr. Rutledge’s employment agreement), Mr. Rutledge will be entitled to an amount equal to his base salary in effect immediately prior to the date of termination, payable in equal installments over a period of 12 months following such termination of employment. The severance payments to Mr. Rutledge will be offset to the extent he receives compensation from an unrelated entity during the severance period.

Messrs. Jordan, Avery—Involuntary Termination of Employment. If the executive’s employment is terminated by us other than for cause (as such term is defined in the executive’s employment agreement or severance agreement, as applicable), by the employee as a result of a material adverse change in the nature of the executive’s responsibilities or upward reporting relationship or following a relocation of the executive’s primary office to a location more than 40 miles away from the executive’s then-current primary office, the executive will be entitled to receive an amount equal to 105% of the employee’s compensation, as defined in the employment agreement or severance agreement, as applicable, to include total base pay and bonuses received in a calendar year by the executive, utilizing the greatest amount received by the executive for any of the three calendar years immediately preceding the executive’s separation, payable in equal installments over a period of 12 months following termination of employment.

Mr. Newman—Involuntary and Voluntary Termination of Employment. If Mr. Newman’s employment is terminated by us other than for cause (as such term is defined in Mr. Newman’s employment agreement), by Mr. Newman (i) voluntarily as a result of, and within 12 months of, a change of control of us (or certain of our wholly-owned subsidiaries), (ii) at any time after August 18, 2015, (iii) as a result of a material adverse change in the nature of Mr. Newman’s responsibilities or upward reporting relationship, (iv) as a result of us relocating Mr. Newman’s primary office to a location more than 40 miles away from the his then-current primary office or (v) as a result of our intention not to renew his employment agreement for an additional one year term, then Mr. Newman will be entitled to receive an amount equal to $500,000, payable in equal installments over a period of 12 months following the termination of employment. Further, if Mr. Newman’s employment ceases for the reasons described above, Mr. Newman is entitled to an additional lump sum payment equal to $25,000 payable within 30 days of the date of termination of employment, and shall be eligible for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA.

Annual Cash Incentive Compensation

Each of our executive officers was eligible to earn an annual cash incentive bonus in fiscal 2014 under two separate bonus plans: (i) our regular bonus plan and (ii) our stretch bonus plan. Our practice with respect to annual incentive compensation has historically been to provide an opportunity to earn bonus awards based on the achievement of company performance measures, specifically adjusted consolidated company EBITDA budget targets, for each executive officer, and a portion of Mr. Avery’s bonus is based on annual adjusted consolidated restaurant level EBITDA less restaurant level general and administrative expenses budget targets.

Our regular bonus plan and any bonus awards provided thereunder are approved by our board each year. Messrs. Rutledge, Newman and Jordan are eligible to earn a bonus equal to 75% of each such executive’s annual base compensation as of the last day of the fiscal year, based upon the company meeting or exceeding the adjusted consolidated EBITDA budget targets established for the fiscal year. If the company meets 95% but is less than 100% of the established adjusted consolidated EBITDA budget target for the fiscal year, each such executive’s bonus compensation will be set at 35% of such executive’s annual base compensation as of the last day of the fiscal year. Mr. Avery has the opportunity under the regular bonus plan to earn up to 60% of his annual base compensation at target for each fiscal year, based upon the achievement by the company of (a) adjusted consolidated EBITDA in excess of budget targets, for which he can earn 25% of his annual base compensation as of the last day of the fiscal year, (b) total restaurant operations meeting or exceeding total annual adjusted consolidated restaurant level budget (calculated by annual adjusted consolidated store level EBITDA less restaurant level general and administrative expense), for which he can earn 25% of his annual base compensation as of the last day of the fiscal year and (c) total restaurant operations exceeding total annual adjusted consolidated restaurant level budget by over $1 million, for which he can earn 10% of his annual base compensation as of the last day of the fiscal year. Based on our performance, bonuses in fiscal 2014 under the regular bonus plan were 100% of target.

Our stretch bonus plan and any bonus awards provided thereunder are approved by our board each year. Our stretch bonus plan provides the opportunity for our executive officers to earn an additional bonus up to 12.5% of such individual’s base annual compensation as of the last day of the fiscal year based upon the achievement by the company of exceeding established adjusted consolidated EBITDA budget targets before the stretch bonus is deducted by certain dollar amounts established for the fiscal year. The bonus opportunities under the stretch bonus plan in fiscal 2014 are structured as follows:

Excess over Adjusted Consolidated EBITDA budget before the stretch bonus	Bonus Payout
At least $1,000,000 but less than $3,000,000	2.5% of base salary
At least $3,000,000 but less than $4,000,000	5.0% of base salary
At least $4,000,000 but less than $5,000,000	7.5% of base salary
$5,000,000 or more	12.5% of base salary

Based on our performance, bonuses in fiscal 2014 under the stretch bonus plan were 12.5% of base compensation as of the last day of the fiscal year.

Performance Bonus Plan

We have adopted the Bojangles’, Inc. Performance Bonus Plan, which will be effective upon the closing of this offering. The Performance Bonus Plan will be administered by the compensation committee. The purpose of the Performance Bonus Plan is to reward selected employees of ours and our affiliates for their contributions to our financial success and thereby motivate them to continue to make such contributions in the future by granting performance-based awards. The material terms of such plan are summarized below.

Background. The board of directors believes that it is in our best interests and those of our stockholders to enhance our ability to attract and retain qualified personnel through performance-based incentives, while at the same time obtaining the highest level of deductibility of compensation paid to employees. Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, disallows a deduction to us for any compensation paid to certain executive officers in excess of $1.0 million per year, subject to certain exceptions. Among other exceptions, the deduction limit does not apply to compensation that meets the specified requirements for “performance-based compensation.” In general, those requirements include the establishment of objective performance goals for the payment of such compensation by a committee of the board of directors composed solely of two or more outside directors, stockholder approval of the material terms of such compensation and certification by the compensation committee that the performance goals for the payment of such compensation have been achieved.

Administration. Subject to the other provisions of the Performance Bonus Plan, the compensation committee has the authority to administer and interpret the Performance Bonus Plan, including the authority to select the employees to participate in the Performance Bonus Plan, to establish the performance goals, to determine the amount of incentive compensation bonus payable to any participant, to determine the terms and conditions of any such incentive opportunity, to make all determinations and take all other actions necessary or appropriate for proper administration and operation of the Performance Bonus Plan, and to establish and amend rules and regulations relating to the Performance Bonus Plan.

The compensation committee may also delegate to one or more of our executive officers the authority to administer the Performance Bonus Plan with respect to any participants who are not subject to Section 162(m) of the Code.

Eligibility and Limitations. All of our employees, including the named executive officers and employee directors, are eligible to participate in the Performance Bonus Plan. The maximum amount of the incentive compensation bonuses payable to any participant under the Performance Bonus Plan in, or in respect of, any single fiscal year shall not exceed $5,000,000. All incentive compensation bonuses paid pursuant to the Performance Bonus Plan will be paid in cash.

Bonus Opportunity and Performance Goals. Bonuses may be payable to a participant as a result of the satisfaction of performance goals in respect of any performance period determined by the compensation committee; provided that, to the extent a participant would be subject to Section 162(m) of the Code, the performance goals will be set in accordance with the regulations under Section 162(m) of the Code. Performance goals, which may vary among and between participants, may include objectives stated with respect to us, a business unit of ours, a group of peer companies or a financial market index and such objectives are limited to one or more of the following: (i) specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post tax basis), including basic earnings per share, diluted earnings per share, total earnings (including total earnings as adjusted by the compensation committee at the time of the award under the Performance Bonus Plan), operating earnings, earnings growth, earnings before interest and taxes (or EBIT), earnings before interest, taxes, depreciation and amortization (or EBITDA), or EBIT or EBITDA as adjusted by the compensation committee at the time of the award; (ii) comparable sales or non-comparable sales; (iii) comparable sales growth; (iv) new restaurant sales; (v) system-wide sales; (vi) new restaurant openings; (vii) gross margin, restaurant contribution margin, EBITDA margin, EBIT margin, net income margin or any of the foregoing as adjusted by the compensation committee at the time of the award; (viii) customer service levels; (ix) customer or employee satisfaction; (x) employee recruiting, development and retention; (xi) average unit volumes; (xii) merchandising initiatives; (xiii) advertising effectiveness; (xiv) number and timing of lease negotiations; (xv) development of new markets; (xvi) financial ratios; (xvii) strategic initiatives; (xviii) improvement in or attainment of operating expense levels; (ixx) working capital; (xx) share price; (xxi) cash flow; (xxii) costs; (xxiii) franchise royalties; (xxiv) franchise fees; (xxv) the achievement of a certain level of, reduction of, or other specified objectives with regard to debt or other similar financial obligations; and (xxvi) any combination of the foregoing.

The compensation committee may provide a threshold level of performance below which no incentive compensation bonus will be paid, as well as a maximum level of performance above which no additional incentive compensation bonus will be paid. It also may provide for the payment of differing amounts for different levels of performance, determined with regard either to a fixed monetary amount or a percentage of the participant’s base salary. The compensation committee shall make such adjustments, to the extent it deems appropriate, to established performance goals and performance thresholds to compensate for, or to reflect, any material changes which may have occurred due to an “extraordinary event”; provided, however, that no such adjustment may be made unless such adjustment would be permissible under Section 162(m) of the Code. An “extraordinary event” under the Performance Bonus Plan generally means: (i) material changes in accounting practices, tax laws, other laws or regulations; (ii) material changes in our financial structure; (iii) an acquisition or disposition of one of our subsidiaries or divisions; or (iv) unusual circumstances outside of our management’s control which, in the sole judgment of the compensation committee, alters or affects the computation of such established performance goals and performance thresholds, our performance or the performance of a relevant subsidiary or division.

As soon as practicable after the end of each performance period, but before any incentive compensation bonuses are paid to the participants under the Performance Bonus Plan, the compensation committee will certify in writing (i) whether the performance goal(s) were attained and (ii) the amount of the incentive compensation bonus payable to each participant based upon the attainment of such specified performance goals. The compensation committee also may reduce, eliminate, or, with respect only to participants who are not subject to Section 162(m) of the Code, increase the amount of any incentive compensation bonus of any participant at any time prior to payment thereof, based on such criteria as the compensation committee shall determine, in its sole discretion. Under no circumstances, however, may the compensation committee, with respect solely to a participant who is subject to Section 162(m) of the Code, (i) increase the amount of the incentive compensation otherwise payable to such participant beyond the amount originally established by the compensation committee, (ii) waive the attainment of the performance goals established and applicable to such participant’s incentive compensation or (iii) otherwise exercise its discretion so as to cause any incentive compensation bonus payable to such participant to not qualify as “performance-based compensation” under Section 162(m) of the Code.

All amounts due under the Performance Bonus Plan shall be paid within two and one-half months of the end of the fiscal year in which such incentive compensation is no longer subject to a risk of forfeiture. The compensation committee, without the consent of any participant, may amend or terminate the Performance Bonus Plan at any time. However, no amendment that would require the consent of the stockholders pursuant to Section 162(m) of the Code shall be effective without such consent.

Long-term Equity Incentive Compensation

Outstanding Equity Awards at Fiscal 2014 Year-End

The following table sets forth information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the executive officers named in the Summary Compensation Table as of December 28, 2014 (amounts reflect a 359.03843-for-1 common stock split, to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares)):

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Clifton Rutledge	—	813,939	(1)	—	$8.42	2/6/2024
James R. Kibler	407,867	408,047	(2)	—	$2.03	4/16/2022
M. John Jordan	145,859	310,837	(3)	—	$2.03	4/16/2022
Kenneth E. Avery	87,515	20,196	(4)	—	$2.03	4/16/2022
	—	179,519	(5)	—	$8.42	2/6/2024
Eric M. Newman	145,859	310,837	(6)	—	$2.03	4/16/2022

(1)	610,365 of the option shares vest based upon continued employment, of which 244,146 shares vest on February 7, 2016, with the remaining 366,219 shares vesting in twelve equal quarterly installments beginning March 31, 2016. 203,574 of the option shares vest if we consummate a registered initial public offering on or prior to July 27, 2015, subject to continued employment and, with respect to those option shares, upon the closing of this offering, we expect to record approximately $0.7 million of non-cash compensation cost.
(2)	The option shares vest on a sliding scale based on the return on investment of the funds managed by Advent, or the Advent Holders, such that 16.7% of the option shares vest, subject to continued employment, on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 2 times the “Aggregate Advent Investment Amount” (i.e. $162,900,210), but less than or equal to 2.5 times the Aggregate Advent Investment Amount, 50% of the option shares vest on the date on which the Advent Holders receive an aggregate amount of net cash proceeds greater than 2.5 times the Aggregate Advent Investment Amount, but less than or equal to 3 times the Aggregate Advent Investment Amount, 83.3% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 3 times the Aggregate Advent Investment Amount, but less than or equal to 3.5 times the Aggregate Advent Investment Amount and 100% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than times 3.5 times the Aggregate Advent Investment Amount.
(3)

33,660 of the option shares vest in equal quarterly installments through August 18, 2015 subject to continued employment. 277,177 of the option shares vest, subject to continued employment, on a sliding scale based on the Advent Holders’ return on investment, such that 16.7% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 2 times the Aggregate Advent Investment Amount, but less than or equal to 2.5 times the Aggregate Advent Investment Amount, 50% of the option shares vest on the date on which the Advent Holders receive an aggregate amount of net cash proceeds greater than 2.5 times the Aggregate Advent Investment Amount, but less than or equal to 3 times the Aggregate Advent Investment Amount, 83.3% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 3 times the Aggregate

Advent Investment Amount, but less than or equal to 3.5 times the Aggregate Advent Investment Amount and 100% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than times 3.5 times the Aggregate Advent Investment Amount.
(4)	The option shares vest in equal quarterly installments through August 18, 2015, subject to continued employment.
(5)	44,879 of the option shares vested on February 7, 2015 and the remaining 134,640 options vest in 12 equal quarterly installments commencing May 7, 2015, subject to continued employment.
(6)	33,660 of the option shares vest in equal quarterly installments through August 18, 2015 subject to continued employment. 277,177 of the option shares vest, subject to continued employment, on a sliding scale based on the Advent Holders’ return on investment, such that 16.7% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 2 times the Aggregate Advent Investment Amount, but less than or equal to 2.5 times the Aggregate Advent Investment Amount, 50% of the option shares vest on the date on which the Advent Holders receive an aggregate amount of net cash proceeds greater than 2.5 times the Aggregate Advent Investment Amount, but less than or equal to 3 times the Aggregate Advent Investment Amount, 83.3% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than 3 times the Aggregate Advent Investment Amount, but less than or equal to 3.5 times the Aggregate Advent Investment Amount and 100% of the option shares vest on the date the Advent Holders receive an aggregate amount of net cash proceeds greater than times 3.5 times the Aggregate Advent Investment Amount.

Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

All of our outstanding equity awards are governed by the 2011 Plan, and award agreements entered into between us and the participants. In November 2011, our board adopted the 2011 Plan, pursuant to which the board may grant to officers, directors, employees, and consultants various equity-based incentive awards as compensation tools to motivate our workforce, including (i) options, (ii) stock appreciation rights, (iii) restricted stock, (iv) dividend equivalents or (v) other stock-based awards. Prior to this offering, only options to purchase common stock were granted to participants under the 2011 Plan.

We have amended and restated our equity incentive plan in connection with this offering in the form of the 2011 Plan which will be effective upon the closing of this offering. Accordingly, the material terms of the 2011 Plan are described below. The 2011 Plan permits the grant of: (i) options; (ii) restricted stock awards; (iii) restricted stock units, or RSUs and (iv) performance awards, as more fully described below.

All future awards granted under the 2011 Plan will be governed by award agreements, between us and the participants. No awards may be granted after the ten-year anniversary of the 2011 Plan’s effective date (which is the date of the closing of this offering), although awards granted before that time will remain valid in accordance with their terms.

Our board of directors will designate the compensation committee to administer the 2011 Plan. The compensation committee will designate each eligible individual to whom an award is to be granted. Any of our employees, directors, consultants, and other service providers, or those of our affiliates, are eligible to participate in the 2011 Plan and may be selected by the compensation committee to receive an award. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, provided applicable law so permits.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the 2011 Plan in connection with awards is 8,500,000 (which amount includes shares subject to outstanding options granted prior to the closing of this offering). In any calendar year, no participant may receive any award or any combination of awards that relate to more than 4,250,000 shares. In the event of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common stock, the compensation committee shall make appropriate adjustment in the number and kind of shares authorized by the 2011 Plan and covered under outstanding awards as it determines appropriate and equitable. Shares of our common stock subject to awards that expire unexercised or are otherwise forfeited shall again be available for awards under the 2011 Plan.

An option entitles the holder to purchase from us a stated number of shares of common stock. An incentive stock option, or ISO, may only be granted to an employee of ours or our eligible affiliates. The compensation committee will specify the number of shares of common stock subject to each option and the exercise price for such option, provided that the exercise price may not be less than the fair market value of a share of common stock on the date the option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% stockholder, the exercise price shall not be less than 110% of the fair market value of common stock on the date the option is granted. Generally, all or part of the exercise price may be paid (i) in cash, (ii) with the proceeds received from a broker-dealer whom the holder has authorized to sell all or a portion of the common stock covered by the option, (iii) with the consent of the compensation committee, in whole or in part in common stock held by the holder and valued at fair market value on the date of exercise, or (iv) by any combination of such methods. The compensation committee may, in its sole discretion, permit payment of the exercise price of an option in the form of previously acquired shares based on the fair market value of the shares on the date the option is exercised or through means of “net settlement.”

All options shall be exercisable in accordance with the terms of the applicable award agreement. The maximum term of an option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% stockholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as non-qualified stock options.

Unless otherwise provided in an award agreement or determined by the compensation committee, if a participant terminates employment with us (or our affiliates) due to death or disability, the participant’s unexercised options may be exercised, to the extent they were exercisable on the termination date, for a period of twelve months from the termination date or until the expiration of the original option term, whichever period is shorter. If the participant terminates employment with us (or our affiliates) for cause (as defined in the 2011 Plan), all unexercised options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of ninety days from the termination date (or such time as specified by the compensation committee at the time of grant) or until the expiration of the original option term, whichever period is shorter. Unless otherwise provided by the compensation committee, any options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

A restricted stock award is a grant of shares of common stock, which may or may not be subject to forfeiture restrictions during a restriction period. The compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The compensation committee may condition the expiration of the restriction period, if any, upon: (i) the participant’s continued service over a period of time with us or our affiliates; (ii) the achievement by the participant, us or our affiliates of any other performance goals set by the compensation committee; or (iii) any combination of the above conditions as specified in the award agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have the right to vote the shares underlying the restricted stock. However, unless otherwise provided by the applicable award agreement or the compensation committee, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The compensation committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on the achievement of specific performance goals established by the compensation committee, after a period of continued service or any combination of the above as set forth in the applicable award agreement, an amount equal to the fair market value of one share of common stock (at the time of distribution) for each such share of common stock covered by the RSU, which may be settled in shares of common stock. The compensation committee may, in its discretion, accelerate the vesting of RSUs.

The compensation committee may grant performance awards in accordance with the 2011 Plan. Performance awards may be denominated as a number of shares or specified number of other awards (such as restricted stock or RSUs), which may be earned upon achievement or satisfaction of such performance goals as may be specified by the compensation committee. Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to us, an affiliated company or a business unit and are limited to one or more of the following: (i) specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post tax basis), including basic earnings per share, diluted earnings per share, total earnings (including total earnings as adjusted by the compensation committee at the time of the award), operating earnings, earnings growth, earnings before interest and taxes (or EBIT), earnings before interest, taxes, depreciation and amortization (or EBITDA), or EBIT or EBITDA as adjusted by the compensation committee at the time of the award; (ii) comparable sales or non-comparable sales; (iii) comparable sales growth; (iv) new restaurant sales; (v) system wide sales; (vi) new restaurant openings; (vii) gross margin, restaurant contribution margin, EBITDA margin, EBIT margin, net income margin or any of the foregoing as adjusted by the compensation committee at the time of the award; (viii) customer service levels; (ix) customer or employee satisfaction; (x) employee recruiting, development and retention; (xi) average unit volumes; (xii) merchandising initiatives; (xiii) advertising effectiveness; (xiv) number and timing of lease negotiations; (xv) development of new markets; (xvi) financial ratios; (xvii) strategic initiatives; (xviii) improvement in or attainment of operating expense levels; (ixx) working capital; (xx) share price; (xxi) cash flow; (xxii) costs; (xxiii) franchise royalties; (xxiv) franchise fees; (xxv) the achievement of a certain level of, reduction of, or other specified objectives with regard to debt or other similar financial obligations; and (xxvi) any combination of the foregoing.

The compensation committee may impose restrictions on the grant, exercise or payment of an award as it determines appropriate. Generally, awards granted under the 2011 Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a stockholder with respect to shares covered by options or RSUs, unless and until such awards are settled in shares of common stock. No option shall be exercisable, no shares of common stock shall be issued, no certificates for shares of common stock shall be delivered and no payment shall be made under the 2011 Plan except in compliance with all applicable laws.

The board of directors may amend, suspend or terminate the 2011 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder’s permission.

In the event of a change in control (as defined in the 2011 Plan), the compensation committee may, on a participant-by-participant basis: (i) cause any or all outstanding awards to become vested and immediately exercisable (as applicable), in whole or in part; (ii) cause any outstanding option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that option upon closing of the change in control; (iii) cancel any unvested award or unvested portion thereof, with or without consideration; (iv) cancel any award in exchange for a substitute award; (v) redeem any restricted stock or RSU for cash and/or other substitute consideration with value equal to fair market value of an unrestricted share on the date of the change in control; (vi) cancel any outstanding option with respect to all common stock for which the award remains unexercised in exchange for a cash payment equal to the excess (if any) of the fair market value of the common stock subject to the option over the exercise price of the option; (vii) take such other action as the compensation committee shall determine to be reasonable under the circumstances; and/or (viii) in the case of any award subject to Section 409A of the Code, such award shall vest and be distributed only in accordance with the terms of the applicable award agreement and the compensation committee shall only be permitted to use discretion to the extent that such discretion would be permitted under Section 409A of the Code.

Neither the board of directors nor the compensation committee may, without obtaining prior approval of our stockholders: (i) implement any cancellation/re-grant program pursuant to which outstanding options under the 2011 Plan are cancelled and new options are granted in replacement with a lower exercise per share; (ii) cancel outstanding options under the 2011 Plan with an exercise price per share in excess of the then current fair market value per share for consideration payable in our equity securities; or (iii) otherwise directly reduce the exercise price in effect for outstanding options under the 2011 Plan.

On May 15, 2013, we paid a $1.39 per share dividend on our Series A preferred stock. As a result of the Series A preferred stock dividend, the board approved the reduction of the exercise prices for all outstanding stock options awarded prior to the payment of the dividend by $1.39 per share.

On April 11, 2014, we paid a $1.39 per share dividend on our Series A preferred stock. As a result of the Series A preferred stock dividend, the board approved the reduction of the exercise prices for all outstanding stock options awarded prior to the payment of the dividend by $1.39 per share.

After reflecting the adjustments for the dividends described above, the weighted average grant date fair value of options granted during fiscal 2012, fiscal 2013 and fiscal 2014 was $2.03, $4.06 and $8.47, respectively. The total intrinsic value of options exercised during the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014 were $0, $0 and $0, respectively, as no options were exercised. 26,927 stock options were repurchased in the fiscal year ended December 28, 2014 for approximately $0.2 million net of the grant price. As of December 28, 2014, there was $3.4 million of total unrecognized compensation cost related to time based stock options, which is expected to be recognized through January 2019. The performance based stock options would not be recorded until the criteria are met. It is expected that, upon the closing of this offering, we will recognize approximately $0.7 million of non-cash compensation cost on account of the performance based stock options held by Mr. Rutledge.

Other Elements of Compensation

401(k) Plan

We sponsor a 40l(k) tax deferred savings plan covering employees meeting certain age and service requirements as defined in the plan. Participants can make pretax contributions with Restaurants matching certain percentages of employee contributions. The total employer matching expense related to the plan was approximately $0.6 million, $0.5 million and $0.6 million for the fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014. All employees meeting certain age and service requirements are eligible to participate in our 401(k) plan. Our executive officers are eligible to participate in these plans generally on the same basis as our other employees. Our 401(k) plan provides substantially all employees meeting certain age and service requirements with the ability to make pre-tax retirement contributions in accordance with applicable IRS limits. Matching contributions are provided in an amount equal to 50% of the first 5% of elective contributions by the employee, and vest over a five-year period. The 401(k) plan matching contributions provided to our executive officers in fiscal 2014 are reflected above in the “—Summary Compensation Table” section under the “All Other Compensation” heading.

Non-Qualified Deferred Compensation Plan

We sponsor a non-qualified deferred compensation plan for certain eligible employees. This plan allows eligible participants to defer their salary, bonuses, commissions and other performance-based compensation.

Deferred compensation, net of accumulated earnings and/or losses on the participant-directed investment options, is distributable in cash at employee specified dates or upon retirement, death, disability or termination from the plan. Realized and unrealized gains and losses on these securities are recorded in the consolidated statements of operations and comprehensive income and offset changes in deferred compensation liabilities to participants. The assets of the plan are approximately $1.4 million, $1.8 million and $2.2 million as of December 30, 2012, December 29, 2013 and December 28, 2014, respectively, and are subject to the company’s creditors and are included in the accompanying consolidated balance sheets. Our executive officers are eligible to participate in the deferred compensation plan. We did not make any discretionary matching or profit sharing contributions in our 2014 fiscal year.

Post-Retirement Medical Benefit Plan

In addition, we maintain the Extended Executive Medical Coverage Program covering a certain group of employees who retire with the title of president, chief executive officer, executive vice president, senior vice president, vice president or senior director, and meet specific age and service requirements as defined in the plan. Under the terms of the plan, upon retirement and until age 65, eligible employees and their spouses may purchase continued coverage under the company’s health insurance plan after their eligibility for COBRA coverage expires. The participants must pay the full cost of the continued coverage. In addition, upon reaching the age of 65, eligible employees and their spouses will receive a $25 stipend each month for the purchase of Medicare gap insurance coverage. Our executive officers are eligible to participate in the post-retirement medical benefit plan. Mr. Kibler was eligible to participate when he was chief executive officer and president, but did not qualify under the specific age and service requirements. Mr. Newman is the only executive officer who has met the age and years of service criteria under the plan.

Other Benefits

In fiscal 2014, certain of our executive officers were provided with certain limited perquisites that we believe are commonly provided to similarly situated executives in the market in which we compete for talent and therefore are important to our ability to attract and retain top-level executive management. These perquisites include a monthly automobile allowance and reimbursement of gasoline expense, and certain business professional dues and certifications, and, in the case of Mr. Rutledge, certain relocation and temporary housing expenses and gross-up, and, in the case of Mr. Avery, certain relocation expenses and gross-up. The amounts paid to executive officers in fiscal 2014 in respect of these perquisites is reflected above in the “—Summary Compensation Table” section under the “All Other Compensation” heading.

All employees are eligible to participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, and life and disability insurance. Our executive officers are eligible to participate in the broad-based and comprehensive employee benefit programs, including medical, dental, vision, and life and disability insurance made available to other employees, generally on the same basis as our other employees.

Compensation of Directors

The following table provides compensation information for fiscal 2014 for each of our directors who is not an executive officer.

Name	Fees Earned or Paid in Cash for fiscal 2014		Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Steven J. Collins	—		—		—		—
Tommy L. Haddock	$50,000		—		—		$50,000
William A. Kussell	$300,000	(1)	$262,500	(2)	$7,944	(3)	$570,444
Steven M. Tadler	—		—		—		—
Christopher J. Doubrava	—		—		—		—
Robert E. Alderson	—		—		—		—
John E. Currie	—		—		—		—

(1)	Includes salary for fiscal 2014.
(2)	Includes bonus compensation under our regular bonus plan and stretch bonus plan.
(3)	Includes employer 401(k) match of $7,337 and taxable value of life insurance of $607.

Mr. Haddock’s annual cash retainer fee of $50,000 will be replaced upon the closing of this offering by the Company’s compensation policy for non-employee directors described below. Mr. Kussell, who is an employee director, received in 2014 an annual base salary of $300,000 for services, and is eligible to receive a bonus of up to 75% of his 2014 annual base salary under our regular bonus plan with executives, up to an additional 12.5% of his 2014 annual base salary under his stretch bonus plan, and certain additional benefits similar to those described above in the “—Other Elements of Compensation” section. Effective January 1, 2015, Mr. Kussell’s annual compensation was set at $150,000. Upon the closing of this offering, Mr. Kussell’s compensation will be reduced to $90,000 annually. He will continue to receive benefits to the extent permissible under our applicable plans and programs, but shall be ineligible to receive a bonus.

We have adopted a compensation policy for non-employee directors which will be effective upon the closing of this offering. Under the compensation policy, each of our non-employee directors who are not affiliated with Advent will receive an annual cash retainer fee of $40,000, paid quarterly (or fully vested shares of our common stock in lieu of such cash payment, at the election of any such director), and an annual restricted stock award for shares of our common stock with a fair market value of $50,000 as of the grant date of such stock, under the 2011 Plan and subject to an award agreement, with the first such grant to be made upon the closing of this offering. Our non-employee directors will also receive additional cash fees for their service as members or chairs on committees. Under the compensation policy, non-employee directors serving on the audit committee, compensation committee and the nominating and corporate governance committee will receive annual fees of $10,000, $7,500 and $2,500, respectively, and non-employee directors serving as chairs of such committees will receive $15,000, $15,000 and $5,000, respectively. Additionally, our non-employee directors will be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board related activities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since December 26, 2011, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our executive officers and directors, which are described under “Executive and Director Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Policy Concerning Related Party Transactions

We intend to adopt a written policy relating to the approval of related party transactions. Our audit committee is to review certain financial transactions, arrangements, and relationships between us and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:

•	any of our directors, director nominees or executive officers;

•	any beneficial owner of more than 5% of our outstanding stock; and

•	any immediate family member of any of the foregoing.

Our audit committee will review any financial transaction, arrangement or relationship that:

•	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $120,000;

•	would cast doubt on the independence of a director;

•	would present the appearance of a conflict of interest between us and the related party; or

•	is otherwise prohibited by law, rule or regulation.

Our audit committee will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the audit committee will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, canceling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us. Any member of the audit committee who is a related party with respect to a transaction under review will not be permitted to participate in the discussions or evaluations of the transaction; however, the audit committee member will provide all material information concerning the transaction to the audit committee. The audit committee will report its action with respect to any related party transaction to our board.

Stockholders’ Agreement

In August 2011, in connection with Advent’s investment in Bojangles’, we entered into a stockholders’ agreement with Advent, Messrs. Kibler and Kussell, Silver Sun Properties, LLC, and certain other investors. In accordance with this agreement, the holders of our capital stock agreed to vote their shares in favor of the election to our board of six original individuals designated by Advent, which subsequently increased to seven members in February 2014. Messrs. Collins, Haddock, Kibler, Kussell, Doubrava, Rutledge and Tadler are all current members of our board.

In addition, our stockholders’ agreement provides certain rights to certain of our stockholders with respect to our capital stock, including tag-along rights and drag-along rights in respect of the sale of shares of our capital stock, as well as certain restrictions on the transfer of our shares. Our stockholders’ agreement also provides us with a right of first refusal to purchases of our shares if certain stockholders desire to sell their shares pursuant to a bona fide third-party offer. In our discretion, we may assign our right of first refusal to any stockholder. The rights of first refusal do not apply to issuances by us in an initial underwritten public offering of our common stock, including this offering. All provisions of our stockholders’ agreement, except the provisions relating to registration rights which are discussed below, will terminate upon the closing of this offering.

Our stockholders’ agreement contains registration rights that require us to register shares of our common stock held by the stockholders who are parties to the stockholders’ agreement in the event we register for sale, either for our own account or for the account of others, shares of our common stock in future offerings, including this offering. These stockholders will be able to participate in such registration on a pro rata basis, subject to certain terms and conditions. At least 30 days prior to the effective date of any registration statement, notice is to be given to all holders of registrable securities party to the stockholders’ agreement outlining their rights to include their shares in that registration statement, and we must register any securities which such holders request to be registered, within 20 days of receipt of notice. However, we may withdraw or cease proceeding with any such registration provided that such withdrawal or cessation applies to all equity securities originally proposed to be registered. A stockholder may withdraw any securities that it has previously elected to include in a registration statement pursuant to such registration rights. Except for the exercise of registration rights by the selling stockholders, we intend to request that each party to our stockholders’ agreement waive any right to have their shares registered in connection with this offering.

Our stockholders’ agreement also permits Advent to make an unlimited number of requests that we register all or any part of the registrable securities held by them under the Securities Act at any time after 180 days after this offering is effective. In such demand registrations, subject to certain exceptions, the other parties to the stockholders’ agreement have certain rights to participate on a pro rata basis, subject to certain conditions. Parties to stockholders’ agreement will also be able to demand registration on Form S-3 beginning twelve months after this offering under certain circumstances. By exercising these registration rights, and selling a large number of shares of our common stock, the price of our common stock could decline.

After this offering, the stockholders with these registration rights will hold an aggregate of 29,653,836 shares (or 28,716,336 shares if the underwriters exercise their option to purchase additional shares in full) of shares of our common stock. We will be required to bear all costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses for us and adversely affect any future equity or debt offerings.

Indemnification of Officers and Directors

We intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under law and our amended and restated certificate of incorporation and amended and restated bylaws. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Agreements with Management

We and certain of our executive officers and directors have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive and Director Compensation—Employment Agreements.”

Agreements with Mr. Haddock and Affiliates

One of our directors, Mr. Haddock, is also one of our significant franchisees, and, through his affiliates, has a number of agreements and business arrangements with us. Mr. Haddock’s affiliates include:

(i) Tri-Arc Food Systems, Inc., or Tri-Arc, of which Mr. Haddock and his family are beneficial owners of 50% of the capital stock of Tri-Arc;

(ii) New Generation Foods, LLC, or NGF, of which certain members of Mr. Haddock’s family are beneficial owners of 100% of the membership interests of NGF;

(iii) JZF Properties, LLC, or JZF, of which certain members of Mr. Haddock’s family are beneficial owners of 100% of the membership interests of JZF; and

(iv) Cajun Jack’s, LLC, or Cajun Jack’s, of which certain members of Mr. Haddock’s family are beneficial owners of 100% of the membership interests of Cajun Jack’s.

Tri-Arc Food Systems, Inc. is one of our franchisees. Tri-Arc remits payments to us for royalties, marketing, and franchise license fees. For fiscal 2012, fiscal 2013 and fiscal 2014, we recognized royalty revenues of approximately $4.3 million, $4.3 million and $4.6 million, respectively, and franchise fee revenue of $0.1 million, $0.1 million and $0.1 million, respectively, from Tri-Arc. In addition, we reimburse Tri-Arc for shared marketing costs. Total payments to Tri-Arc for the marketing costs were approximately $0.1 million, $0.1 million and $0.1 million for fiscal 2012, fiscal 2013 and fiscal 2014, respectively.

NGF is one of our franchisees. NGF remits payments to us for royalties, marketing, and franchise license fees. For fiscal 2012, fiscal 2013 and fiscal 2014, we recognized royalty revenues of approximately $0.4 million, $0.4 million and $0.5 million and franchise fee revenues of approximately $25,000, $0 and $0, respectively, from NGF. Pursuant to a letter agreement, NGF will receive payments from us from January 29, 2014 through July 31, 2015 as an extension of a marketing support program of certain matching funds equal to approximately 1% of NGF’s gross sales. The Company paid $0.1 million under the terms of this agreement in fiscal 2014.

JZF leases a building and land to us for use as a company-operated restaurant. For fiscal 2012, fiscal 2013 and fiscal 2014, we made total rent payments of approximately $0.2 million, $0.2 million and $0.2 million, respectively, to JZF.

Cajun Jack’s is one of our franchisees. Cajun Jack’s remits payments to us for royalties, marketing, and franchise license fees. For fiscal 2012, fiscal 2013 and fiscal 2014, we recognized royalty revenues of approximately $0.1 million, $0.1 million and $0.1 million, respectively, from Cajun Jack’s.

In addition, Panthers Football, LLC, or the Panthers, is owned by family members of certain stockholders of Tri-Arc. We have marketing and sponsorship agreements with the Panthers. Total expenses incurred under these agreements for fiscal 2012, fiscal 2013 and fiscal 2014 were approximately $0.6 million, $0.6 million and $0.7 million, respectively.

In addition, MAR Real Estate, LLC, or MRE, is owned by family members of certain stockholders of Tri-Arc. MRE leases building and land to us for use as company-operated restaurants. For fiscal 2013 and fiscal 2014, we made total rent payments of approximately $30,000 and $0.1 million, respectively, to MRE.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of April 24, 2015, as adjusted to reflect the sale of the shares of common stock by the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Unless otherwise noted below, the address for each beneficial owner listed on the table is: c/o Bojangles’, Inc., 9432 Southern Pine Boulevard, Charlotte, NC 28273. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, the beneficial ownership amounts and percentages are based on a total of 35,903,836 shares of our common stock outstanding as of April 24, 2015, after giving effect to (i) a 359.03843-for-1 common stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares), and (ii) the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 35,903,836 shares of our common stock prior to the closing of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 24, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

					Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering				Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name and Address of Beneficial Owner	Number	Percentage of Class	Shares Offered	Shares Subject to Underwriters’ Option	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Principal and Selling Stockholders:
Advent International Corporation and affiliates(1)	33,868,321	94.33%	5,899,086	884,862	27,969,235	77.90%	27,084,373	75.44%

Executive Officers and Directors:
Kenneth E. Avery(2)	157,078	*	—	—	157,078	*	157,078	*
Steven J. Collins(1)(3)	33,868,321	94.33%	5,899,086	884,862	27,969,235	77.90%	27,084,373	75.44%
Christopher J. Doubrava(1)(3)	33,868,321	94.33%	5,899,086	884,862	27,969,235	77.90%	27,084,373	75.44%
Tommy L. Haddock(4)	831,633	2.32%	144,851	21,728	686,782	1.91%	665,054	1.85%
M. John Jordan(5)	168,299	*	—	—	168,299	*	168,299	*
James R. Kibler(6)	615,786	1.70%	36,214	5,432	579,572	1.60%	574,140	1.58%
William A. Kussell(7)	575,171	1.59%	39,834	5,975	535,337	1.48%	529,362	1.46%
Eric M. Newman(8)	184,022	*	2,738	411	181,284	*	180,873	*
Clifton Rutledge(9)	203,574	*	—	—	203,574	*	203,574	*
Steven M. Tadler(1)(3)	33,868,321	94.33%	5,899,086	884,862	27,969,235	77.90%	27,084,373	75.44%
Robert E. Alderson	0	*	—	—	—	*	—	*
John E. Currie	0	*	—	—	—	*	—	*
All directors and executive officers as a group (12 persons)	36,603,884	97.99%	6,122,723	918,408	30,481,161	81.60%	29,562,753	79.14%

Other Selling Stockholders:
Richard Willis(10)	20,790	*	3,621	543	17,169	*	16,626	*
Brooke Private Equity Advisors(11)	166,325	*	28,969	4,346	137,356	*	133,010	*
Matthew K. Smith Revocable Trust(12)	51,977	*	9,053	1,358	42,924	*	41,566	*
Stanley R. Smith Revocable Trust(13)	51,977	*	9,053	1,358	42,924	*	41,566	*
Silver Sun Properties, LLC(8)	184,022	*	2,738	411	181,824	*	180,873	*
Cameron McRae(14)	415,816	1.16%	72,425	10,864	343,391	*	332,527	*
Tri-Arc Food Systems, Inc.(4)	831,633	2.32%	144,851	21,728	686,782	1.91%	665,054	1.85%
Mike J. Bearss(15)	91,185	*	4,156	623	87,029	*	86,406	*

*	Less than one percent.
(1)

The funds managed by Advent own 100% of Advent-Bojangles Acquisition Limited Partnership, which in turn owns 94.33% of Bojangles’, Inc., resulting in a 94.33% indirect ownership interest in Bojangles’, Inc. by the funds. This 94.33% indirect ownership interest consists of 15,501,530 shares indirectly owned by Advent International GPE VI Limited Partnership; 8,734,640 shares indirectly owned by Advent International GPE VI-A Limited Partnership; 785,745 shares indirectly owned by Advent International GPE VI-B Limited Partnership; 795,906 shares indirectly owned by Advent International GPE VI-C Limited Partnership; 613,017 shares indirectly owned by Advent International GPE VI-D Limited Partnership; 1,950,815 shares indirectly owned by Advent International GPE VI-E Limited Partnership; 2,916,062 shares indirectly owned by Advent International GPE VI-F Limited Partnership; 1,835,663 shares indirectly owned by Advent International GPE VI-G Limited Partnership; 568,988 shares indirectly owned by Advent Partners GPE VI 2008 Limited Partnership; 20,321 shares indirectly owned by Advent partners GPE VI 2009 Limited Partnership; 44,029 shares indirectly owned by Advent Partners GPE VI 2010 Limited Partnership; 47,416 shares indirectly owned by Advent Partners GPE VI-A Limited Partnership; and 54,189 shares indirectly owned by Advent Partners GPE VI-A (2010) Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of GPE VI GP Limited Partnership and GPE VI GP Delaware Limited Partnership. GPE VI GP Limited Partnership is the general partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership, and GPE VI GP Delaware Limited Partnership is the general partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which is the general partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership and Advent Partners GPE VI-A (2010) Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of any shares held by them. With respect to any shares of common stock held by the funds managed by Advent International Corporation, a group of individuals currently composed of David M. Mussafer, Steven M. Tadler and David M. McKenna, none of whom have individual voting or investment power, exercises voting and investment power over any shares beneficially owned by Advent International Corporation. Each of David

M. Mussafer, Steven M. Tadler and David M. McKenna disclaims beneficial ownership of any shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)	Consists of 157,078 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.
(3)	Each of Messrs. Collins, Doubrava and Tadler disclaim beneficial ownership of the shares of common stock issuable upon the conversion of shares of Series A preferred stock held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. Messrs. Collins’, Doubrava’s and Tadler’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(4)	Consists of 831,633 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Tri-Arc Food Systems, Inc. Tommy L. Haddock is the president and director, and a major stockholder, of Tri-Arc Food Systems, Inc. and has voting and investment power over such shares of our common stock held by Tri-Arc Food Systems, Inc.
(5)	Consists of 168,299 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.
(6)	Consists of: (a) 207,919 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Mr. Kibler and (b) 407,867 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.
(7)	Consists of: (a) 228,699 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Mr. Kussell and (b) 346,472 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.
(8)	Consists of: (a) 168,299 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015 and (b) 15,723 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Silver Sun Properties, LLC. Eric M. Newman is the Manager and majority equityholder of Silver Sun Properties, LLC and has voting and investment power over such shares of our common stock held by Silver Sun Properties, LLC.
(9)	Consists of 203,574 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.
(10)	Consists of 20,790 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Mr. Willis.
(11)	Consists of: (a) 149,028 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Brooke Private Equity Advisors Fund II, L.P. and (b) 17,297 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Brooke Private Equity Advisors Fund II(D), L.P. (collectively, the “Brooke Funds”). Brooke Private Equity Management II LLC is the general partner of Brooke Private Equity Advisors II, L.P., which is the general partner of Brooke Private Equity Advisors Fund II, L.P. and Brooke Private Equity Advisors Fund II(D), L.P. Brooke Private Equity Associates Management LLC is the investment advisor of the general partner of each of the Brooke Funds, and may be deemed to have beneficial ownership of the shares held by each of these entities. Voting and investment power over the shares beneficially owned by Brooke Private Equity Associates Management LLC is shared by John Brooke and Chris Austen. Each of Messrs. Brooke and Austen disclaims beneficial ownership of the shares held by the Brooke Funds, except to the extent of their respective pecuniary interest therein. The address of Brooke Private Equity Associates Management LLC and each of the funds listed above is c/o by Brooke Private Equity Associates Management LLC, 84 State Street, Suite 320, Boston, MA 02109.
(12)	Consists of 51,977 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by the Matthew K. Smith Revocable Trust. Mathew K. Smith is the trustee of the Matthew K. Smith Revocable Trust.
(13)	Consists of 51,977 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by the Stanley R. Smith Revocable Trust. Stanley R. Smith is the trustee of the Stanley R. Smith Revocable Trust.
(14)	Consists of 415,816 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Mr. McRae.
(15)	Consists of: (a) 23,866 shares of common stock issuable upon the conversion of shares of Series A preferred stock held by Mr. Bearss and (b) 67,319 shares of common stock issuable in respect of options that are exercisable within 60 days of April 24, 2015.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our forms of amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is part.

General

Prior to the closing of this offering, we will amend our certificate of incorporation to effect a 359.03843-for-1 stock split of our common stock (subject to rounding to eliminate any fractional shares). Concurrent with the stock split, we will adjust (x) the number of shares subject to and the conversion price of our Series A preferred stock and (y) the number of shares subject to and the exercise price of our outstanding stock option awards under the 2011 Plan, such that the holders of the preferred stock and options are in the same economic position both before and after the stock split.

Upon the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

As of April 24, 2015 (after giving effect to the stock split described above), there were outstanding:

•	no shares of our common stock;

•	100,000 shares of our Series A preferred stock that are convertible into 35,903,836 shares of our common stock; and

•	stock options to purchase an aggregate of 4,452,687 shares of our common stock with a weighted average exercise price of $3.77 per share.

2013 Dividend and 2014 Dividend

The information set forth below gives effect to a 359.03843-for-1 stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares).

On May 14, 2013, we declared and subsequently paid on May 15, 2013 a dividend of $50.0 million on shares of our Series A preferred stock, which we refer to as the 2013 Dividend. As a result of the 2013 Dividend, the exercise prices for all outstanding stock options awarded prior to the payment of the dividend were reduced by $1.39 per share.

On April 10, 2014, we declared and subsequently paid on April 11, 2014 a dividend of $50.0 million on shares of our Series A preferred stock, which we refer to as the 2014 Dividend. As a result of the 2014 Dividend, the exercise prices for all outstanding stock options awarded prior to the payment of the dividend were reduced by $1.39 per share.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of stockholders (provided, however that holders of common stock shall not be entitled to vote on any amendment to the Company’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon), and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the stockholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all stockholders present in person or by proxy and entitled to vote on the matter.

Dividend rights. Subject to the preferences applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividend declared by the board of directors out of legally available funds. See “Dividend Policy.”

Rights upon liquidation. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences. Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

The information set forth below gives effect to a 359.03843-for-1 stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares).

As of December 28, 2014, we had 100,000 shares of Series A preferred stock outstanding. Upon the closing of this offering, the outstanding shares of Series A preferred stock will convert into 35,903,836 shares of common stock and there will be no shares of preferred stock outstanding.

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Bojangles’ or other corporate action. See “Description of Capital Stock—Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions.” At present, we have no plans to issue any shares of preferred stock following this offering.

Equity Incentive Awards

As of December 28, 2014, we had outstanding options to purchase 4,452,687 shares of our common stock at a weighted-average price of $3.77 per share. Upon the closing of this offering, we will have 4,047,313 additional shares remaining available for issuance pursuant to the 2011 Plan.

Registration Rights

Upon the closing of this offering, stockholders who are parties to our stockholders’ agreement, including certain selling stockholders such as Advent, certain members of our board, an affiliate of one of our board members and an affiliate of one of our executive officers, will have the right, subject to various conditions and limitations, to include their shares of our common stock in future registration statements relating to our securities and to demand that we effect registration of all or any portion of the registrable securities held by them.

See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. The resale of the shares offered by certain of the selling stockholders in this offering is being registered pursuant to the exercise of this right.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. However, we may not issue any shares of preferred stock to the extent such issuance would deprive holders of common stock of their economic and voting rights under our amended and restated certificate of incorporation, including any issuance of preferred stock that has a separate class vote, other than (i) a separate right to designate or elect a director or (ii) to the extent necessary to comply with any applicable national stock exchange listing standards related to the non-payment of dividends. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. Under Section 141 of the DGCL, unless the amended and restated certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Our amended and restated certificate of incorporation will provide that our directors may only be removed for cause, by 66  2⁄3% of the voting power of the outstanding voting stock voting as a single class to remove the director at an annual or special meeting. The provision for our classified board of directors may be amended, altered or repealed only upon the affirmative vote of the holders of a majority of our outstanding voting stock.

Number of Directors; Vacancies

Our amended and restated certificate of incorporation will provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. The size of our board of directors is currently fixed at nine directors.

Pursuant to our amended and restated certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our amended and restated certificate of incorporation and amended and restated bylaws will further provide that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen, subject to such director’s nomination and election at the next annual meeting of stockholders after such director’s appointment.

Stockholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws will prohibit our stockholders from calling a special meeting. Special meetings of the stockholders will be able to be called by only (a) the chairman of our board of directors or (b) our secretary at the written request of a majority of the number of directors then in office.

Action by Stockholders Without a Meeting

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors.

Stockholder Proposals and Nominations

Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our amended and restated bylaws will also provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupancy of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will require that the affirmative vote of holders of at least 66  2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of our amended and restated certificate of incorporation, including:

•	classified board (the election and term of our directors);

•	the provisions regarding director liability;

•	the provisions regarding director and officer indemnification;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

Our amended and restated certificate of incorporation and amended and restated bylaws will require either: (i) the affirmative vote of a majority of the directors then in office or (ii) that the affirmative vote of holders of at least 66  2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of the amended and restated bylaws.

This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting stock.

Limitations on Liability and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who is, or who is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, judgments, fines and amounts actually paid by such person in settlement of such action, suit or proceeding. The foregoing indemnity is subject to such person having acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests (except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation) and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was illegal.

Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation will include such a provision.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. See “Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors.”

Venue

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our stockholders, (iii) any action asserting a claim against our company or its directors, officers or employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against our company or our directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction.

Transfer Agent

The registrar and transfer agent for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021, and its telephone number is 1-877-373-6374.

Listing

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “BOJA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon closing of this offering, we will have 35,903,836 shares of common stock issued and outstanding. All of the 6,250,000 shares of our common stock sold in this offering (or 7,187,500 shares if the underwriters exercise their option to purchase additional shares in full) by the selling stockholders will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon closing of this offering, approximately 77.9% of our outstanding common stock will be beneficially owned by Advent (or 75.4% if the underwriters exercise their option to purchase additional shares in full). These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We, the selling stockholders, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

The representatives of the underwriters have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with the holding period or certain other restrictions contained in Rule 144.

Stock Options

We intend to file a registration statement under the Securities Act covering up to 8,500,000 shares of our common stock reserved for issuance under the 2011 Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.

Registration Rights

Immediately following this offering, 29,653,836 shares (or 28,716,336 shares if the underwriters exercise their options to purchase additional shares in full) of our common stock will have registration rights. Pursuant to the stockholders’ agreement between us, Advent, certain members of our management, certain affiliates thereof and other third-party investors, we have granted these stockholders and certain of their respective affiliates and permitted transferees “demand” and “piggyback” rights to register these shares for resale at any time after the closing of this offering, as further described in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL, BUSINESS OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Dividends

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below regarding payments made to certain foreign accounts, payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning January 1, 2017, will apply to payments of gross proceeds from the sale or other disposition of such stock. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our common stock in respect of amounts withheld.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Jefferies LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
RBC Capital Markets, LLC
Stephens Inc.
SunTrust Robinson Humphrey, Inc.

Total	6,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at approximately $4.4 million and are payable by us. We have also agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering in an amount not to exceed $40,000.

The underwriters have agreed to reimburse us for certain offering related expenses.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 937,500 additional shares at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain of our directors, officers, employees, franchisees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

The shares have been approved for listing on the NASDAQ Global Select Market under the symbol “BOJA.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, Merrill Lynch, Pierce, Fenner & Smith Incorporated served as an arranger and bookrunner under our credit facility, and certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc. and RBC Capital Markets, LLC are agents and/or lenders under our credit facility. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, and all such persons together being referred to as relevant persons. This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us and for certain of the selling stockholders by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for certain of the selling stockholders by Goodwin Procter LLP, Boston, Massachusetts. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The financial statements as of December 29, 2013 and December 28, 2014 and for each of the two fiscal years in the period ended December 29, 2013 and December 28, 2014 included in this registration statement have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov/edgar.shtml.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.bojangles.com. Information on, or accessible through, our website is not part of this prospectus.

BOJANGLES’, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Bojangles’, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Bojangles’, Inc. and subsidiaries (formerly, BHI Holding Corp.) as of December 29, 2013 and December 28, 2014, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the fiscal years ended December 29, 2013 and December 28, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bojangles’, Inc. and subsidiaries as of December 29, 2013 and December 28, 2014, and the results of their operations and their cash flows for each of the years in the fiscal years ended December 29, 2013 and December 28, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Charlotte, North Carolina

March 9, 2015

BOJANGLES’, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 29, 2013 and December 28, 2014

(in thousands, except per share amounts)

	2013	2014
Assets
Current assets:
Cash and cash equivalents	$8,456	13,201
Accounts and vendor receivables, net of allowance for doubtful accounts of $102 and $167	2,155	4,285
Accounts receivable, related parties, net of allowance for doubtful accounts of $35 and $38	680	736
Inventories, net	2,331	2,743
Other current assets	2,009	2,669

Total current assets	15,631	23,634
Property and equipment, net	42,022	42,478
Goodwill	160,621	161,140
Brand	290,500	290,500
Franchise rights, net	24,500	26,438
Favorable leases, net	2,381	1,908
Deferred debt issuance costs, net	2,739	2,726
Other noncurrent assets	2,942	3,819

Total assets	$541,336	552,643

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,667	15,639
Accrued expenses	14,827	18,479
Current maturities of long-term debt	—	—
Current maturities of capital lease obligations	3,865	4,365
Other current liabilities	3,496	1,655

Total current liabilities	34,855	40,138
Long-term debt, less current maturities	199,625	228,249
Deferred income taxes	118,168	116,589
Capital lease obligations, less current maturities	18,350	20,144
Other noncurrent liabilities	9,735	9,771

Total liabilities	380,733	414,891

Commitments and contingencies (notes 3, 5 and 20)	—	—
Stockholders’ equity:
Preferred stock, $0.01 par value; 200,000 shares authorized, 100,000 issued and outstanding	172,691	172,691
Common stock, $0.01 par value; 200,000 shares authorized, no shares outstanding	—	—
Additional paid-in capital	(30,535)	(56,220)
Retained earnings	18,033	21,135
Accumulated other comprehensive income	414	146

Total stockholders’ equity	160,603	137,752

Total liabilities and stockholders’ equity	$541,336	552,643

See accompanying notes to consolidated financial statements.

BOJANGLES’, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

Fiscal years ended December 29, 2013 and December 28, 2014

(In thousands, except per share amounts)

	2013	2014
Revenues:
Company restaurant revenues	$353,592	406,788
Franchise royalty revenues	20,572	22,746
Other franchise revenues	998	938

Total revenues	375,162	430,472

Company restaurant operating expenses:
Food and supplies costs	118,563	133,191
Restaurant labor costs	99,378	112,506
Operating costs	75,160	88,476
Depreciation and amortization	9,011	9,713

Total Company restaurant operating expenses	302,112	343,886

Operating income before other operating expenses	73,050	86,586

Other operating expenses:
General and administrative	27,478	32,107
Depreciation and amortization	2,177	2,372
Impairment	653	484
(Gain) loss on disposal of property and equipment	(579)	60

Total other operating expenses	29,729	35,023

Operating income	43,321	51,563
Amortization of deferred debt issuance costs	(681)	(733)
Interest income	3	2
Interest expense	(8,401)	(9,123)

Income before income taxes	34,242	41,709
Income taxes	9,915	15,589

Net income	24,327	26,120

Other comprehensive income, net of tax
Change in fair value on interest rate swaps, net of income tax (expense) benefit of ($327) and $176	506	(268)

Comprehensive income	$24,833	25,852

Pro forma net income per share (unaudited) (note 25)
Basic	$0.68	0.73

Diluted	$0.66	0.70

See accompanying notes to consolidated financial statements.

BOJANGLES’, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Fiscal years ended December 29, 2013 and December 28, 2014

(in thousands)

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity
Balance as of December 30, 2012	$172,691	—	1,560	10,773	(92)	184,932
Net income	—	—	—	24,327	—	24,327
Change in fair value on interest rate swaps, net of income tax expense of $327	—	—	—	—	506	506
Stockholder distribution ($500 per share)	—	—	(32,933)	(17,067)	—	(50,000)
Stock-based compensation	—	—	838	—	—	838

Balance as of December 29, 2013	172,691	—	(30,535)	18,033	414	160,603
Net income	—	—	—	26,120	—	26,120
Change in fair value on interest rate swaps, net of income tax benefit of $176	—	—	—	—	(268)	(268)
Stock option settlement	—	—	(172)	—	—	(172)
Stockholder distribution ($500 per share)	—	—	(26,982)	(23,018)	—	(50,000)
Tax benefit from employee stock plan	—	—	49	—	—	49
Stock-based compensation	—	—	1,420	—	—	1,420

Balance as of December 28, 2014	$172,691	—	(56,220)	21,135	146	137,752

See accompanying notes to consolidated financial statements.

BOJANGLES’, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal years ended December 29, 2013 and December 28, 2014

(in thousands)

	2013	2014
Cash flows from operating activities:
Net income	$24,327	26,120
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax benefit	(2,912)	(980)
Depreciation and amortization	11,188	12,085
Amortization of deferred debt issuance costs	681	733
Impairment	653	484
(Gain) loss on disposal of property and equipment	(579)	60
Provision for doubtful accounts	80	78
Provision for inventory spoilage	29	9
(Benefit) provision for closed stores	(50)	102
Stock-based compensation	838	1,420
Changes in operating assets and liabilities:
Accounts and vendor receivables	(206)	(2,264)
Inventories	(590)	(421)
Other assets	374	(698)
Income taxes	724	(988)
Investments for nonqualified deferred compensation plan	(444)	(371)
Accounts payable and accrued expenses	2,956	6,624
Closed store obligation and deferred rents	1,072	1,295
Vendor advance	(357)	(1,678)
Deferred revenue	(5)	(47)
Deferred compensation	444	371
Other noncurrent liabilities	(293)	(291)

Net cash provided by operating activities	37,930	41,643

Cash flows from investing activities:
Purchases of franchisee’s assets	—	(3,187)
Purchases of property and equipment	(9,431)	(7,495)
Proceeds from disposition of property and equipment	812	13

Net cash used in investing activities	(8,619)	(10,669)

Cash flows from financing activities:
Proceeds from borrowings on long-term debt	50,000	50,000
Principal payments on long-term debt	(25,375)	(21,376)
Debt issuance costs	(620)	(720)
Distribution to Stockholders	(50,000)	(50,000)
Stock option settlement	—	(172)
Excess tax benefit from stock-based compensation	—	49
Principal payments on capital lease obligations	(3,466)	(4,010)

Net cash used in financing activities	(29,461)	(26,229)

Net (decrease) increase in cash and cash equivalents	(150)	4,745
Cash and cash equivalents balance, beginning of fiscal year	8,606	8,456

Cash and cash equivalents balance, end of fiscal year	$8,456	13,201

Supplemental cash flow disclosures:
Cash paid for interest	$8,475	8,972
Cash paid for income taxes	12,104	17,508
Assets acquired under capital leases	5,606	6,452
Net assets acquired under financing obligations	2,927	938
Reduction of capital lease obligations upon return of assets	124	120

See accompanying notes to consolidated financial statements.

BOJANGLES’, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2013 and December 28, 2014

(1) Description of Business and Organization and Summary of Significant Accounting Policies

(a) Description of Business and Organization

Bojangles’, Inc. (formerly known as BHI Holding Corp.) (“Bojangles’”, the “Company”, “we” or “our”) was formed on June 28, 2011 as a Delaware corporation. The Company’s principal business is the operations and development and franchising, as franchisor, of limited service restaurants. As of December 29, 2013, there were 225 company restaurants, 115 related party franchised restaurants, and 237 independent franchised restaurants operating under the Bojangles’ name. As of December 28, 2014, there were 254 company restaurants, 118 related party franchised restaurants, and 250 independent franchised restaurants operating under the Bojangles’ name. The restaurants are located principally in the Southeastern United States. The Company’s franchising activity is regulated by the laws of the various states in which it is registered to sell franchises, as well as rules promulgated by the Federal Trade Commission. The legislation and rules, among other things, establish minimum disclosure requirements to a prospective franchisee and require periodic registration by the Company with state administrative agencies.

The following is the number of Bojangles’ franchised and company-operated restaurants at the beginning and end of the fiscal years ended December 29, 2013 and December 28, 2014:

	2013			2014
	Franchise	Company	Total	Franchise	Company	Total
Restaurants at the beginning of the period	327	211	538	352	225	577
Opened during the period	28	18	46	28	24	52
Closed during the period	(5)	(2)	(7)	(4)	(3)	(7)
Refranchised during the period	2	(2)	—	(8)	8	—

Restaurants at the end of the period	352	225	577	368	254	622

(b) Basis of Presentation and Consolidation

The consolidated financial statements of the Company have been prepared on the basis of United States generally accepted accounting principles (“U.S. GAAP”) and include our accounts and the accounts of our wholly-owned subsidiaries.

Bojangles’ consolidates entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. All significant intercompany accounts and transactions are eliminated in consolidation.

(c) Fiscal Year

The Company’s fiscal year ends on the last Sunday of December. Each of the fiscal years ended December 29, 2013 and December 28, 2014 consisted of 52 weeks.

(d) Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

(e) Segment Information

We have determined that we have one operating segment, therefore, one reportable segment. Our chief operating decision maker (“CODM”) is our Chief Executive Officer; our CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis. All of our assets are located in the United States of America.

(f) Business Combinations

We account for business combinations using the acquisition method. As of the acquisition date, the acquirer recognizes, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Goodwill is initially measured at cost, being the excess of the cost of acquisition over the fair value of the net identifiable assets acquired and liabilities assumed. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. If the cost of acquisition is lower than the fair value of the net identifiable assets, the difference is recognized in profit or loss. Acquisition costs are expensed as incurred.

(g) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

(h) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less and credit card receivables to be cash and cash equivalents.

(i) Accounts and Vendor Receivables and Allowance for Doubtful Accounts

Accounts and vendor receivables consist of franchisee receivables from external and related parties, receivables for vendors, and other receivables, and are recorded at invoiced amounts. Royalty receivables are recorded at amounts earned based upon rates set forth in the related franchise agreements. The Company maintains allowances, which management believes are adequate to absorb estimated losses to be incurred in realizing the recorded amounts of its accounts and vendor receivables. These allowances are determined by management based primarily on an analysis of collectability of individual accounts, historical trends and current economic conditions. On a continuing basis, management analyzes delinquent receivables, and once these receivables are determined to be uncollectible, they are written off either against an existing allowance account or as a direct charge to the consolidated statement of operations.

(j) Inventories, Net

Inventories, net consist of food and paper products and are stated at lower of cost or market. The cost of inventories is determined on a first-in, first-out basis. The Company maintains a provision for inventory spoilage. Marketing and maintenance supplies are expensed as purchased.

(k) Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income (loss), to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is dedesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the consolidated balance sheets and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income (loss) related to the hedging relationship.

(l) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(m) Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Capital leases are recorded at the lesser of the estimated fair value or the present value of amounts due under the lease. Buildings, equipment and vehicles under capital leases are amortized over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs that do not improve or extend the useful lives of the assets are not considered assets and are charged to expense when incurred.

Provisions for depreciation are made using the straight-line method over an asset’s estimated useful life: up to 40 years for buildings; up to 5 years for furniture, fixtures and equipment; up to 3 years for computer hardware and software; and in the case of leasehold improvements and capital lease assets, the lesser of the economic life of the asset or the lease term.

(n) Leases

The Company leases restaurant land and buildings, certain restaurant, office and point of sale equipment, office space and vehicles. We define a lease term as the initial term of the lease, plus any renewals covered by bargain renewal options or that are reasonably assured of exercise because non-renewal would create an economic penalty. Additionally, we review leases for which we are involved in construction to determine whether build-to-suit and sale-leaseback criteria are met. For those leases that trigger specific build-to-suit accounting, developer assets are recorded during the construction period with an offsetting liability as financing lease obligations.

Assets we acquire as lessee under capital leases are stated at the lower of the present value of future minimum lease payments or fair market value at the date of inception of the lease. Capital lease assets are depreciated using the straight-line method over the shorter of the useful life of the asset or the underlying lease term.

We record rent expense and income from operating leases that contain rent holidays or scheduled rent increases on a straight-line basis over the lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments at lease inception.

Favorable and unfavorable operating leases are recorded in connection with the acquisition method of accounting. We amortize favorable and unfavorable leases on a straight-line basis over the remaining term of the leases, as determined at the acquisition date. Upon early termination of a lease, the write-off of the favorable or unfavorable lease carrying value associated with the lease is recognized as a loss or gain within other operating expenses in the consolidated statements of operations. Amortization of favorable and unfavorable leases on Company restaurants is included in operating costs within company restaurant operating expenses in the consolidated statements of operations.

(o) Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment on an annual basis or more frequently when circumstances arise indicating that a particular asset may be impaired.

Goodwill represents the excess of the cost of the business acquired over the fair value of its net assets at the date of acquisition. We account for goodwill under FASB ASC 350, Intangibles—Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets, primarily the Bojangles’ brand (“Brand”), are not amortized but tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company performs its annual impairment review of goodwill and Brand at December 1 and when a triggering event occurs between annual impairment tests and records any resulting impairment. An impairment occurs if the carrying amount of goodwill or Brand exceeds the estimated fair value.

The impairment evaluation for goodwill includes a comparison of the fair value of the Company’s reporting unit with the carrying value. The Company’s reporting unit is deemed to be Bojangles’, Inc. as the Company is operating under one segment. The Company estimates the fair value of its reporting units using a discounted cash flow model. The operating assumptions used in the discounted cash flow model are generally consistent with the reporting unit’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the reporting unit’s carrying value exceeds its fair value, goodwill is written down to its implied fair value.

The Company has determined that no impairment of goodwill and indefinite-lived intangible assets occurred during the fiscal years ended December 29, 2013 and December 28, 2014.

(p) Other Intangibles, Net—definite-lived

Definite-lived intangible assets primarily consist of deferred debt issuance costs, franchise rights, and favorable and unfavorable leases and are amortized over the term of the related debt, franchise contracts, or leases.

The Company’s definite-lived intangible assets (primarily franchise rights) are amortized on a straight-line basis over 1 to 38 years based on the remaining life of the original franchise agreement or lease agreement.

Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases assumed as of July 25, 2011, the effective date of the Acquisition (“Acquisition”). The amount is being reduced over the approximate average life of the leases.

Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of July 25, 2011, the effective date of the Acquisition. The amount is being reduced over the approximate average life of the leases.

(q) Income Taxes

Amounts in the financial statements related to income taxes are calculated using the principles of FASB ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize positions taken or expected to be taken in a tax return, in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than fifty percent likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to uncertain tax positions in interest expense and penalties in general and administrative expenses. The Company’s uncertain tax positions are not significant.

(r) Closed Store Obligation

The Company records obligations for closed stores that are under long-term lease agreements in accordance with FASB ASC 420-10, Exit or Disposal Cost Obligations. The obligation represents an estimate of the fair value of the remaining obligation, which is determined by calculating the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income (if applicable). In addition, estimates of future property tax and maintenance expenditures for vacant stores through their remaining lease terms are included in the obligation for closed stores. The closed store obligations are paid over the lease terms associated with the closed stores, unless settled earlier. Bojangles’ management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (i) the market in which the store is located, (ii) the results of its previous efforts to dispose of similar assets, and (iii) the current economic conditions. Adjustments to closed store obligations primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing obligation remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined.

(s) Comprehensive Income/(Loss)

Comprehensive income (loss) is net income plus the change in fair value of the Company’s cash flow hedges, net of income taxes, discussed in note 5. Amounts included in accumulated other comprehensive income (loss) for the Company’s derivative instruments are recorded net of the related income tax effects.

As of December 29, 2013 and December 28, 2014, accumulated other comprehensive income consisted of net unrealized gains on interest rate swap agreements. See note 5 for further discussion of the Company’s interest rate swap agreements.

(t) Revenue Recognition

The Company generates revenues from two sources: (i) retail sales at company-operated restaurants; and (ii) franchise revenues, consisting of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid by franchisees.

Revenue of Company-operated restaurants is primarily recognized as customers pay for products at the point of sale. The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

The Company accounts for initial franchisee fees in accordance with FASB ASC 952, Franchisors. The Company grants individual restaurant franchises to operators in exchange for initial franchise license fees and continuing royalty payments. Franchise license fees are deferred when received and recognized as revenue when the related restaurant begins operations. Continuing royalty revenues are recognized as revenue on the accrual basis and are based on a percentage of monthly sales, generally ranging from 3% to 4% for franchisees operating within the United States of America, and 5% for franchisees with operations in other countries.

(u) Cash Consideration from Vendors

The Company has entered into long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company from the beverage vendors based upon the volume of purchases for Company-operated restaurants. For Company-operated restaurants, these incentives are recognized as earned throughout the year and are classified as a reduction of food and supplies costs in the consolidated statements of operations and comprehensive income. In addition, some funds are provided on behalf of the Company-operated and franchise operated restaurants and are recorded in the marketing development fund on behalf of the system.

(v) Store Opening Costs

All costs, both direct and indirect, incurred to open Company-operated stores, such as new employee training, initial print materials, marketing, payroll expenses and rent incurred in connection with new restaurant openings are expensed in the period incurred.

(w) Rent Expense

Rent expense for operating leases that contain rent holidays or scheduled rent increases is recognized on a straight-line basis over the term of the respective lease. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments at lease inception. Favorable lease assets and unfavorable lease liabilities were recorded in connection with the Acquisition in 2011. The Company amortizes favorable and unfavorable leases on a straight-line basis over the remaining term of the leases. Upon early termination of a lease, the write-off of the favorable or unfavorable lease carrying value associated with the lease is recognized as a loss or gain in the consolidated statements of operations and comprehensive income.

(x) Advertising Costs

Company restaurants and franchise restaurants contribute to various advertising funds that we manage. The franchise portion of contributions to the marketing development fund and various co-operative advertising funds the Company manages has no impact on our statement of operations and comprehensive income. All domestic franchise restaurants contribute to the marketing development fund managed by the Company. Franchisees contributed $3.9 million and $4.3 million to the marketing development fund for the fiscal years ended December 29, 2013 and December 28, 2014, respectively. The marketing development fund had $0 and $0.4 million in unspent funds from both franchise and Company contributions included in the consolidated balance sheets as of December 29, 2013 and December 28, 2014, respectively. Various franchise restaurants contribute to various co-operative advertising funds managed by the Company. Franchisees contributed $4.0 million and $5.0 million to various co-operative advertising funds managed by the Company for the fiscal years ended December 29, 2013 and December 28, 2014, respectively, and $34 thousand and $17 thousand of unspent funds were included in the consolidated balance sheets as of December 29, 2013 and December 28, 2014, respectively. Advertising and promotional costs incurred by the Company are expensed in the period incurred.

(y) Employee Benefit Plans

The Company adopted a defined contribution plan, the “401(k) Plan.” Under the provisions of the plan, the Company currently matches 50% of the first 5% of the employee contributions to the 401(k) Plan. Participants are 100% vested in their own contributions.

The Company’s rabbi trust plan is a non-qualified deferred compensation plan which allows certain eligible employees to defer a portion of their base salary and variable compensation each plan year. To offset its obligation, the Company has established fully funded participant directed investment accounts.

(z) Stock-Based Compensation

Under the provisions of FASB ASC 718, Compensation—Stock Compensation, compensation is recorded for awards of stock based on the fair value of the shares at the date of grant, net of estimated forfeitures, less the amount that the employee is required to pay.

The fair value of each option award is estimated using a Black-Scholes-Merton option-pricing model. The fair value of stock-based compensation is amortized either on the graded vesting attribution method or on the cliff vesting attribution method depending on the specific award.

In the fiscal years ended December 29, 2013 and December 28, 2014, the stock-based compensation expense of $0.8 million and $1.4 million, respectively is included in general and administrative expenses in the consolidated statements of operations and comprehensive income.

(aa) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This update was issued to replace the current revenue recognition guidance, creating a more comprehensive revenue model. This update is effective in fiscal periods beginning after December 15, 2016 and early application is not permitted. We are currently evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718). The new guidance provides new criteria for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions and compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect to early adopt this guidance and does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, financial statement presentation, leases, financial instruments and hedging. Some of the proposed changes are significant and could have a material impact on our reporting. The Company has not yet fully evaluated the potential impact of all these proposals, but will make such an evaluation as the standards are finalized.

(bb) Earnings Per Share

The Company has not presented historical basic and diluted net income per share because our historical capital structure makes the presentation of net income per share not meaningful, as the Company does not have any shares of common stock outstanding.

(2) Acquisition of Franchise Stores

At the close of business on April 13, 2014, the Company acquired the assets of eight Bojangles’ restaurants located in Tennessee and Georgia from a franchisee. The group of restaurants acquired was deemed to be a business. The franchisee was operating the restaurants under franchise arrangements with the Company. The results of the acquired restaurants operations have been included in the consolidated financial statements beginning on April 14, 2014. The purchase price was $3.8 million, to be paid in cash with the Company deferring payment of $0.6 million to be paid in two installments. The first installment of $0.2 million, less any claims made by the Company, is to be paid 12 months after the acquisition date and the second and final installment of $0.4 million, less any claims made by the Company, is to be paid eighteen months after the acquisition date.

The allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows (in thousands):

Reacquired franchise rights	$2,983
Property and equipment	246
Other assets	2

Total identifiable assets purchased	3,231
Goodwill	519

Total cash consideration	3,750
Less: Escrow liability	(563)

Total cash consideration at acquisition date	$3,187

The pro forma impact of the acquisition and the current period results are not presented as it is not considered material to our consolidated financial statements.

(3) Leases

On January 30, 2014, the Company entered into an arrangement with a financial institution providing for up to $5.0 million for leasing of equipment from January 30, 2014 through March 1, 2015. Under this leasing arrangement, each of the scheduled leases has a 60 month term, a fixed interest rate equal to the interest rate swap for a 2.61 year weighted average life as published by the Bloomberg Swap Rate report on the lease commencement date for the specific equipment project plus 400 basis points, which was reduced to 300 basis points for new equipment projects started on or after October 1, 2014, and a bargain purchase option at the end of the lease. The Company has entered into scheduled leases and interim fundings totaling $2.9 million with a remaining capacity of $2.1 million available as of December 28, 2014. The interest rates on the scheduled leases under this leasing arrangement range from 4.81% to 5.05% and expire at varying periods to 2019.

On March 4, 2014, the Company entered into an arrangement with a financial institution providing for up to $2.5 million for leasing of equipment from March 4, 2014 through December 31, 2014. Under this leasing arrangement, each of the scheduled leases has a 60 month term, a fixed interest rate equal to the 32 month interpolated interest rate swap rate on the lease commencement date for the specific equipment project plus 391 basis points, and a bargain purchase option at the end of the lease. The Company has entered into scheduled leases and interim fundings totaling $1.4 million with a remaining capacity of $1.1 million available as of December 28, 2014. The interest rates on the scheduled leases under this leasing arrangement range from 4.79% to 5.02% and expire at varying periods to 2019.

On May 29, 2014, the Company entered into an arrangement with a financial institution providing for up to $4.0 million for leasing of equipment through May 28, 2015. Under this leasing arrangement, each of the scheduled leases has a 60 month term, a fixed interest rate equal to the five year interest rate swap as published in the Federal Reserve Statistical Release H15 three days prior to closing for the specific equipment project plus 278 basis points, and a bargain purchase option at the end of the lease. The Company has entered into scheduled leases and interim fundings totaling $0.9 million with a remaining capacity of $3.1 million available as of December 28, 2014. The interest rates on the scheduled leases under this leasing arrangement range from 4.58% to 4.67% and expire at varying periods to 2019.

The Company has entered into two restaurant leases in which the landlord could compel the Company to purchase the leased property. The total amount that the Company could be contingently liable for under these agreements as of December 28, 2014 is $1.4 million expiring in varying amounts through August 2015.

Various lease agreements provide for contingent rent based on the excess of a percentage of annual sales over minimum annual rent. Annual rents on other restaurants are based on a percentage of restaurant revenue with no stated minimum.

Total rent expense for the fiscal years ended December 29, 2013 and December 28, 2014, which is included in operating costs in the consolidated statements of operations and comprehensive income, was as follows (in thousands):

	2013	2014
Minimum land, building, equipment, and auto rental expense	$26,033	30,763
Contingent and percentage rental expense	1,047	943

	27,080	31,706
Less subleases	(1,813)	(1,867)

Total rent expense	$25,267	29,839

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, and the future minimum lease payments under capital leases together with the present value of the net minimum capital lease payments (in thousands):

	Capital leases	Operating leases	Total leases
For the fiscal year ending:
2015	$5,842	31,281	37,123
2016	5,531	30,894	36,425
2017	5,029	29,740	34,769
2018	4,075	28,402	32,477
2019	2,751	27,474	30,225
Thereafter	7,368	165,348	172,716

Future minimum lease payments	30,596	$313,139	343,735

Less amounts representing interest	(6,087)

Present value of net minimum capital lease payments	24,509
Less current portion	(4,365)

Noncurrent portion	$20,144

The total future minimum lease payments include guaranteed residual values of $0.6 million related to various leased vehicles. The total future minimum lease payments have not been reduced by the future minimum sublease rentals due from lessees.

The following are the future minimum sublease rentals due from lessees (in thousands):

For the fiscal year ending:
2015	$1,527
2016	1,456
2017	1,335
2018	1,068
2019	927
Thereafter	2,684

Total	$8,997

Favorable and unfavorable operating leases are recorded in connection with the acquisition method of accounting. Favorable leases are amortized on a straight-line basis over the remaining term of the leases, with amortization expense included in operating costs in the consolidated statements of operations and comprehensive income. Unfavorable leases are amortized on a straight-line basis over the remaining term of the leases, with a reduction in operating costs in the consolidated statements of operations and comprehensive income. Amortization of favorable and unfavorable leases on Company restaurants was $0.3 and $0.2 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively. The Company also recognized a loss for the termination of favorable leases of $0.2 million and $0 in the consolidated statements of operations and comprehensive income for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

Favorable leases, net of accumulated amortization totaled $2.4 million and $1.9 million as of December 29, 2013 and December 28, 2014, respectively. Unfavorable leases, net of accumulated amortization totaled $2.4 million and $2.1 million as of December 29, 2013 and December 28, 2014, respectively.

Estimated future amortization expense (benefit) of favorable and unfavorable lease contracts is as follows (in thousands):

For the fiscal year ending:
2015	$139
2016	137
2017	69
2018	30
2019	(45)
Thereafter	(533)

Total	$(203)

(4) Stockholders’ Equity

As of December 28, 2014, the Company is authorized to issue 200,000 shares of $0.01 par value common stock and 200,000 shares of $0.01 par value preferred stock. All of the authorized shares of preferred stock have been designated as Series A Preferred Stock.

Preferred Stock

In 2011, the Company issued an aggregate of 100,000 shares of Series A Preferred Stock.

Under the Company’s second amended and restated Certificate of Incorporation, each share of the Series A Preferred Stock is convertible into one share of common stock, subject to adjustment as defined. The Series A Preferred Stock is convertible at the option of the holder thereof, at any time and from time to time. Upon the approval of the majority of the holders of the Series A Preferred Stock or effective upon the closing of a firm commitment public offering of the Company’s common stock, all shares of Series A Preferred Stock will automatically convert into common stock.

Each holder of Series A Preferred Stock is entitled to one vote for each share of common stock into which the shares of the Series A Preferred Stock held are convertible. The Series A Preferred Stock is entitled to receive cumulative dividends of 8% of its original issue price of $1,726.91 per share per year compounded quarterly and payable in cash when and if declared by the Company’s board of directors; however, the Company shall not pay any dividends on common stock unless the holders of Series A Preferred Stock shall have first received (or simultaneously received) a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the sum of (i) the accrued and unpaid dividends in respect of such Series A Preferred Stock, and (ii) the dividend payable on each share of common stock (assuming all shares of Series A Preferred Stock had converted into common stock). Cumulative dividends in arrears as of December 28, 2014 were $10.1 million ($101.20 per share). The outstanding shares of the Series A Preferred Stock are also entitled to certain anti-dilution rights, as defined.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A Preferred Stock will be entitled to receive the greater of the original issue price of $1,726.91 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A Preferred Stock was converted to common stock, before any payment is made to the common stockholders.

On May 14, 2013, the board of directors declared a cash dividend of $500 per share of Series A Preferred Stock, or $50 million in the aggregate, which was paid on May 15, 2013 to Series A Preferred Stock holders of record on May 14, 2013. Of this aggregate dividend amount, $25.5 million represented a payment of accrued and unpaid dividends on the Series A Preferred Stock, and the balance of which represented an additional dividend to the holders of Series A Preferred Stock.

On April 10, 2014, the board of directors declared a cash dividend of $500 per share of Series A Preferred Stock, or $50 million in the aggregate, which was paid on April 11, 2014 to Series A Preferred Stock holders of record on April 10, 2014. Of this aggregate dividend amount, $12.9 million represented a payment of accrued and unpaid dividends on the Series A Preferred Stock, and the balance of which represented an additional dividend to the holders of Series A Preferred Stock.

Approval of the holders of a majority of the shares of the Series A Preferred Stock is required for, among other items, the authorization, issuance, or redemption of stock, any reclassification, split, division or amendment of any security of the Company, and changes in the Company’s Certificate of Incorporation or By-laws which would have an adverse effect on the holders of Series A Preferred Stock.

Common Stock

The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors but subject to the dividend rights of the Series A Preferred Stock.

As of December 28, 2014, the Company had no shares of common stock issued or outstanding.

The Company and its stockholders have entered into a Stockholders Agreement, which provide for, among others, certain registration, information, first refusal, co-sale, observer, bring along and board of director voting rights. The Stockholders Agreement also provides for certain restrictions and obligations with respect to the stock of the Company held by the Company’s stockholders, including limits on the transfer of stock held by stockholders.

Certain investment funds managed by Advent International Corporation (collectively, the Advent Holders) have the right to appoint all of the members of the Company’s board of directors, which board consists of seven members. Pursuant to the Stockholders Agreement, all of the Company’s stockholders party thereto have granted an irrevocable proxy appointing Advent International GPE VI Limited Partnership. The proxy empowers Advent International GPE VI Limited Partnership to vote all shares held by such stockholders for the election of directors as may be nominated by the Advent Holders from time to time. This irrevocable proxy will continue until the termination of the Stockholders Agreement.

(5) Long-Term Debt

The components of long-term debt as of December 29, 2013 and December 28, 2014 are as follows (in thousands):

	2013	2014
Term Loan, due October 9, 2018	$199,625	228,249
Revolving line of credit, due October 9, 2018	—	—

	199,625	228,249
Less: Current Maturities	—	—

Total long-term debt, less current maturities	$199,625	228,249

Debt issuance costs are capitalized and amortized using the effective interest method, over the initial term of the related loan.

On October 9, 2012, the Company entered into a credit agreement (“Credit Agreement”) with several financial institutions, collateralized by all of the assets of the Company. The Credit Agreement, provided for borrowings under a term loan of $175 million and a revolving line of credit up to $25 million with a maturity date of October 9, 2017.

On May 15, 2013, the Credit Agreement was amended for an additional term loan to allow the Company to borrow an additional $50 million, the proceeds of which were used to fund a distribution to the Series A Preferred Stock stockholders of the Company.

On April 11, 2014, the Credit Agreement was amended for an additional term loan to allow the Company to borrow an additional $50 million with a maturity date on the term loan and revolver extended to October 9, 2018, the proceeds of which were used to fund a distribution to the Series A Preferred Stock stockholders of the Company.

The outstanding balance of the term loan was $199.6 million and $228.2 million as on December 29, 2013 and December 28, 2014, respectively.

In connection with the Credit Agreement, the Company incurred additional debt issuance costs of $0.6 million related to the amendment in the fiscal year ended December 29, 2013 and additional costs of $0.7 million related to the amendment in the fiscal year ended December 28, 2014. The costs are included in deferred debt issuance costs, net on the consolidated balance sheets as of December 29, 2013 and December 28, 2014.

During the term of the Credit Agreement, the Company is allowed to borrow amounts under base rate or Eurodollar rate loans.

Base rate loans are charged interest at the higher of the Bank of America’s prime rate, the Federal Funds Rate plus 0.50%, or the LIBOR rate for one month loans plus 1.00% and an applicable rate. The applicable rate for base rate loans was 1.75% and 1.75% as of December 29, 2013 and December 28, 2014, respectively. As of December 29, 2013 and December 28, 2014, Bank of America’s prime rate was the highest of the three rates at 3.25% that resulted in a total interest rate of 5.00% and 5.00% as of December 29, 2013 and December 28, 2014, respectively. Interest on base rate loans is due on each calendar quarter end, with the same principal maturity date as the Credit Agreement. Base rate loans may be repaid or converted to a Eurodollar rate loan at any time during the term of the Credit Agreement without penalty.

Eurodollar rate loans may be entered or converted into one, two, three, or six month periods. The Eurodollar rate loans are charged interest at the LIBOR rate on the effective date for the period selected, plus an applicable rate. The applicable rate for Eurodollar rate loans was 2.75% and 2.75% as of December 29, 2013 and December 28, 2014, respectively. As of December 29, 2013, the one, two, three, and six month LIBOR rates were 0.17%, 0.21%, 0.25%, and 0.35%, respectively. As of December 28, 2014, the one, two, three, and six month LIBOR rates were 0.17%, 0.21%, 0.26%, and 0.36%, respectively. As the Eurodollar rate loans mature, they may be converted into new Eurodollar rate loans, converted into base rate loans or repaid.

Debt Covenants

Pursuant to the credit agreement, certain covenants restrict the Company from exceeding a maximum consolidated total lease adjusted leverage ratio, requiring the Company to maintain a minimum consolidated fixed charge coverage ratio, and place certain limitations on cash capital expenditures. The Company was not in violation of any covenants under the Credit Agreement as December 29, 2013 and December 28, 2014.

Contractual Principal Payments

Contractual aggregate required principal payments on the term loans payable at December 28, 2014 are as follows (in thousands):

For the fiscal year ending:
2015	$—
2016	15,350
2017	24,919
2018	187,980
Thereafter	—

Total	$228,249

Interest Rate Swap Agreements

In order to minimize the effect of changes in LIBOR under the Credit Agreement, the Company has entered into three interest rate swap contracts. On November 1, 2012, with an effective date of November 30, 2012, the Company entered into the first interest rate swap contract with a notional amount of $87.5 million, under which the Company pays interest at a fixed 0.44% and receives interest at the one-month LIBOR rate and has a termination date of November 30, 2015. On May 17, 2013, with an effective date of November 30, 2015, the Company entered into a second interest rate swap contract with a notional amount of $50.0 million, with a fixed interest rate of 1.3325% and receives interest at the one-month LIBOR rate and has a termination date of September 29, 2017. Also on May 17, 2013, with an effective date of May 31, 2013, the Company entered into a third interest rate swap contract with a notional amount of $25.0 million, with interest fixed at 0.70125% and receives interest at the one-month LIBOR rate and has a termination date of May 31, 2017.

The activity in accumulated other comprehensive income (loss) during the fiscal years ended December 29, 2013 and December 28, 2014 is as follows (in thousands):

	2013	2014
Opening balance, accumulated other comprehensive (loss) income	$(92)	414
Unrealized gain (loss) from effective interest rate swap, net of tax	506	(268)

Ending balance, accumulated other comprehensive income	$414	146

(6) Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, trade accounts and vendor receivables, other assets (nonderivatives), notes payable to financial institutions, trade accounts payable, and accrued expenses (nonderivatives): The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Interest rate swaps: The fair value of interest rate swaps is determined using an income approach using the following significant inputs: the term of the swaps, the notional amount of the swaps, and the rate on the fixed leg of the swaps. There were three interest rate swaps outstanding as of December 28, 2014, as disclosed in note 5.

The following table presents financial assets and liabilities measured at fair value on a recurring basis, which include derivatives designated as cash flow hedging instruments, and other investments, which consists of money market accounts and mutual funds held in a rabbi trust established by the Company to fund a portion of the Company’s current and future obligations under its deferred compensation plan (in thousands):

	Carrying value	Quoted Prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value measurement as of December 29, 2013:
Investments for nonqualified deferred compensation plan (included with other noncurrent assets on the consolidated balance sheets)	$1,831	1,831	—	—
Interest rate swap (included with other noncurrent assets on the consolidated balance sheets)	778	—	778	—
Interest rate swap (included with other noncurrent liabilities on the consolidated balance sheets)	(97)	—	(97)	—

Fair value measurement as of December 28, 2014:
Investments for nonqualified deferred compensation plan (included with other noncurrent assets on the consolidated balance sheets)	$2,202	2,202	—	—
Interest rate swap (included with other noncurrent assets on the consolidated balance sheets)	338	—	338	—
Interest rate swap (included with other noncurrent liabilities on the consolidated balance sheets)	(100)	—	(100)	—

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the fiscal years ended December 29, 2013 and December 28, 2014.

Our investments for the nonqualified deferred compensation plan are comprised of investments held in a rabbi trust. These investments consist of money market funds and mutual funds and the fair value measurements are derived using quoted prices in active markets for the specific funds which are based on Level 1 inputs of the fair value hierarchy.

Our interest rate swaps are valued using a discounted cash flow analysis that incorporates observable market parameters, such as interest rate yield curves and currency rates, classified as Level 2 within the valuation hierarchy. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by us or the counterparty.

(7) Accounts and Vendor Receivables, Net of Allowance for Doubtful Accounts

Accounts and vendor receivables consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Accounts receivable	$2,257	2,770
Vendor receivables	—	1,682
Allowance for doubtful accounts	(102)	(167)

Accounts and vendor receivables, net	$2,155	4,285

Accounts receivable, related parties	$715	774
Allowance for doubtful accounts	(35)	(38)

Accounts receivable, related parties, net	$680	736

The change in allowances for doubtful accounts is as follows:
Beginning balance	$142	137
Bad debt expense (recoveries), net	80	78
Write-offs and other	(85)	(10)

Ending balance	$137	205

(8) Inventories

The components of inventories as of December 29, 2013 and December 28, 2014 are as follows (in thousands):

	2013	2014
Food, net	$1,813	2,123
Paper, net	518	620

Inventories, net	$2,331	2,743

(9) Other Current Assets

Other current assets consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Income taxes refundable	$—	855
Prepaid expenses	420	647
Deferred income taxes	1,589	1,167

Other Current Assets	$2,009	2,669

(10) Property and Equipment

The components of property and equipment as of December 29, 2013 and December 28, 2014 are as follows (in thousands):

	Useful lives	2013	2014
Land	—	$1,140	1,140
Buildings	Up to 40 years	620	620
Furniture, fixtures and equipment	Up to 5 years	12,339	14,837
Computer hardware and software	Up to 3 years	3,224	5,412
Leasehold improvements	Up to 20 years	17,570	20,145
Capital leases, buildings	Lesser of lease term or 40 years	8,640	8,553
Capital leases, equipment	Lesser of lease term or 5 years	12,493	17,466
Capital leases, automobiles	Lesser of lease term or 5 years	2,174	2,689
Construction-in-progress	—	5,506	3,015

Total		63,706	73,877
Less:
Accumulated depreciation		(14,847)	(20,750)
Accumulated amortization		(6,837)	(10,649)

Property and equipment, net		$42,022	42,478

Depreciation and amortization expense related to property and equipment was $10.3 million and $11.0 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

(11) Franchise Rights

Franchise rights are intangible assets recorded at the time of an acquisition. The franchise rights represent the value of existing franchise agreements, and are amortized over the remaining life of the agreements. Franchise rights as of December 29, 2013 and December 28, 2014 are as follows (in thousands):

	2013	2014
Franchise rights, including reacquired franchise rights	$26,640	29,623
Less accumulated amortization	(2,140)	(3,185)

Franchise rights, net	$24,500	26,438

Estimated future amortization expense is as follows (in thousands):

For the fiscal year ending:
2015	$1,097
2016	1,097
2017	1,097
2018	1,097
2019	1,098
Thereafter	20,952

Total	$26,438

Amortization expense for franchise rights was $0.9 million and $1.0 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively, and is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive income.

(12) Deferred Debt Issuance Costs

Deferred debt issuance costs are amortized over the term of the related debt on the effective interest method. Deferred debt issuance costs as of December 29, 2013 and December 28, 2014 are as follows (in thousands):

	2013	2014
Deferred debt issuance costs	$3,534	4,254
Less accumulated amortization	(795)	(1,528)

Deferred debt issuance costs, net	$2,739	2,726

Estimated future amortization expense is as follows (in thousands):

For the fiscal year ending:
2015	$744
2016	747
2017	723
2018	512
Thereafter	—

Total	$2,726

Amortization expense for deferred debt issuance costs was $0.7 million and $0.7 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

(13) Other Noncurrent Assets

Other noncurrent assets consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Investments for nonqualified deferred compensation plan	$1,831	2,202
Interest rate swap asset	778	338
Deferred initial public offering costs	—	846
Other noncurrent assets	333	433

Other Noncurrent Assets	$2,942	3,819

Deferred initial public offering costs, which primarily consist of direct, incremental legal and accounting fees relating to an initial public offering (“IPO”), are capitalized within other noncurrent assets. The deferred initial public offering costs will be offset against IPO proceeds upon the consummation of this offering. In the event this offering is terminated, deferred initial public offering costs will be expensed.

(14) Other Current Liabilities

Other current liabilities consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Financing obligations	$2,927	937
Income taxes payable	133	—
Closed store obligation	79	155
Vendor advance	357	—
Escrow liability	—	563

Other Current Liabilities	$3,496	1,655

(15) Accrued Expenses

Accrued expenses consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Payroll & related	$10,110	11,938
Sales and property taxes	1,607	2,268
Gift cards	651	761
Utilities	898	1,107
Occupancy	481	490
Interest	644	796
Other	436	1,119

Accrued Expenses	$14,827	18,479

(16) Other Noncurrent Liabilities

Other noncurrent liabilities consisted of the following as of December 29, 2013 and December 28, 2014 (in thousands):

	2013	2014
Deferred rents	$2,862	4,271
Unfavorable lease liability, net	2,406	2,111
Deferred compensation	1,831	2,202
Vendor advance	1,321	—
Deferred revenue	645	598
Closed store obligation	542	454
Interest rate swap liability	97	100
Other noncurrent liabilities	31	35

Other Noncurrent Liabilities	$9,735	9,771

Deferred revenue includes initial franchise license fees that have been received, but for which the Company has not completed its obligations under these franchise agreements; therefore, revenue has not been recognized.

(17) Closed Store Obligation

As of December 29, 2013 and December 28, 2014, the Company had several stores that were either closed and vacant or closed and subleased. The closed store obligation consists of the present value of remaining future minimum lease payments under non-cancelable lease agreements for those stores that were either closed and vacant or closed and subleased less the present value of remaining future minimum lease payments under non-cancelable subleases on those stores. In addition, estimates of future property tax and maintenance expenditures for vacant stores through their remaining lease terms are included in the obligation for closed stores. Any resulting expense or income is included as a component of general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income as the stores are closed. Cash payments are scheduled to continue through 2026.

The change in the closed store obligation during the fiscal years ended December 29, 2013 and December 28, 2014 is as follows (in thousands):

	2013	2014
Closed store obligation, beginning of fiscal year	$792	621
Cash payments for lease obligations, net of cash received on subleases and the change in present value of future lease obligations	(121)	(114)
(Benefit) provision for closed stores	(50)	102

Closed store obligation, end of fiscal year	621	609
Less current portion	(79)	(155)

Noncurrent closed store obligation	$542	454

(18) Vendor Advance

The Company had an agreement with a vendor whereby the Company had agreed to purchase certain beverage products over an extended period of years. The vendor advance was recognized as a reduction of Company food and supplies costs in the accompanying consolidated statements of operations and comprehensive income as purchases of the product were made under the terms of the agreement. The recognition of the vendor advance based on the purchases made for the fiscal years ended December 29, 2013 and December 28, 2014 resulted in a reduction in cost of food and supplies of $0.4 million and $0.2 million, respectively. On February 5, 2014, the Company entered into a new agreement with the vendor that terminated the old agreement and as a result eliminated the Company’s obligations under the previous agreement on the effective date of the new agreement of July 13, 2014. As a result of the termination, the Company recorded a reduction in food and supplies costs in the accompanying consolidated statements of operations and comprehensive income of $1.5 million during the fiscal year ended December 28, 2014.

(19) Income Taxes

Income tax expense consists of (in thousands):

	Current	Deferred	Total
Fiscal year ended December 29, 2013:
U.S. federal	$10,911	1,021	11,932
State and local	1,916	(3,933)	(2,017)

	$12,827	(2,912)	9,915

Fiscal year ended December 28, 2014:
U.S. federal	$14,387	(987)	13,400
State and local	2,182	7	2,189

	$16,569	(980)	15,589

Income tax expense for the fiscal years ended December 29, 2013 and December 28, 2014 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following (in thousands):

	2013		2014
Computed “expected” tax expense	$11,985	35.0%	$14,598	35.0%
Increase (reduction) in income taxes resulting from:
Work Opportunity and Welfare to Work tax credits, net of federal income tax expense	(785)	(2.3%)	(460)	(1.1%)
State and local income taxes, net of federal income tax expense/benefit	(1,312)	(3.8%)	1,423	3.4%
Meals and entertainment	17	0.1%	20	0.1%
Other, net	10	0.0%	8	0.0%

	$9,915	29.0%	$15,589	37.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2013 and December 28, 2014 are presented below (in thousands):

	2013	2014
Current deferred tax assets (liabilities):
Capital lease assets and obligations and property and equipment	$641	647
Reserves, accruals, and other assets	667	815
Discount on early repayment of debt	—	(592)
Accrued vacation	281	297

Current deferred tax assets (liabilities), net	$1,589	1,167

Noncurrent deferred tax assets (liabilities):
Brand	$(102,869)	(102,858)
Franchise rights and other intangible assets	(15,619)	(15,425)
Discount on early repayment of debt	(2,962)	(1,778)
Capital lease assets and obligations and property and equipment	(187)	(868)
Deferred compensation	718	845
Stock based compensation	941	1,448
Deferred rent	1,123	1,639
Reserves, accruals, and other assets	687	408

Noncurrent deferred tax assets (liabilities), net	$(118,168)	(116,589)

There was no valuation allowance for deferred tax assets as of December 29, 2013 and December 28, 2014. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. Uncertain tax positions and related interest and penalties on uncertain tax positions for the fiscal years ended December 29, 2013 and December 28, 2014 were not significant.

The Company is subject to U.S. federal income tax, as well as income tax of multiple state jurisdictions. The U.S. federal and material state and local tax statutes of limitations remain open for the years 2011 and forward.

(20) Commitments and Contingencies

(a) Litigation

The Company is subject to various claims and litigation that arise in the normal course of business. Management is of the opinion that, although the outcome of the litigation cannot be predicted with any certainty, the ultimate liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b) Concentration of Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our credit facility has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt. However, we seek to mitigate some of our floating interest rate risk on long-term debt by entering into fixed pay interest rate derivatives on a portion of our outstanding long-term debt (see note 5).

(c) Concentration of Commodity Price Risk

We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although these products are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements contain risk management techniques designed to minimize price volatility. We use these types of purchasing techniques to control costs as an alternative to directly managing financial instruments to hedge commodity prices. In many cases, we believe we will be able to address material commodity cost increases by adjusting our menu pricing or changing our product promotional mix strategy. However, increases in commodity prices, without adjustments to our menu prices, could increase food and supplies costs as a percentage of Company restaurant revenues and customers may react negatively to increases in menu prices, which could adversely impact customer traffic and revenue.

(d) Concentration of Credit Risk

Certain financial instruments potentially subject the Company to a concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts and vendor receivables. The Company places its cash and cash equivalents with high-credit, quality financial institutions. At times, the balances in these accounts exceed the amounts insured by the Federal Deposit Insurance Corporation.

Concentration of credit risk with respect to receivables is primarily limited to franchisees, which are primarily located in the southeastern United States and certain vendors. Royalty revenues from three franchisees, two of which are related party franchisees, accounted for approximately 45% and 45% of the Company’s total franchise royalty revenues for the fiscal years ended December 29, 2013 and December 28, 2014, respectively. Royalty and franchise fee accounts receivable from three franchisees, two of which are related party franchisees, accounted for approximately 44% and 44% of the Company’s gross royalty and franchise fee accounts receivable as of December 29, 2013 and December 28, 2014, respectively. The Company continually evaluates and monitors the credit history of its franchisees and believes it has an adequate allowance for bad debts.

(e) Sponsorships

The Company has entered into various sponsorship agreements with original terms of up to ten years to receive certain advertising rights, the use of certain advertising territories, and vendor products as defined in the agreements. These amounts are reflected as operating costs within Company restaurant operating expenses in the consolidated statements of operations and comprehensive income, generally in the year in which the amounts are incurred.

The minimum future payments required under existing sponsorship agreements are as follows (in thousands):

For the fiscal year ending:
2015	$2,392
2016	1,379
2017	1,065
2018	873
2019	500
Thereafter	—

Total	$6,209

(f) Debt Guarantees

Prior to July 25, 2011, a franchisee of the Company assumed a portion of the Company’s then outstanding term debt, which the Company guarantees through 2018. The Company may be required to perform under this guarantee in the event of default or nonperformance by this franchisee. The Company has determined default by the franchisee is unlikely due to their timely and consistent payments; therefore, the Company has not recorded a liability for this note on its consolidated balance sheets. The carrying value of debt covered by this additional guarantee of the Company was $0.2 million and $0.2 million as of December 29, 2013 and December 28, 2014, respectively.

(21) Employee Benefit Plans

(a) 401(k) Plan

The Company sponsors a 401(k) tax deferred savings plan covering employees meeting certain age and service requirements as defined in the plan. Participants can make pretax contributions with the Company matching certain percentages of employee contributions. The total employer matching expense related to the plan was $0.5 million and $0.6 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

(b) Deferred Compensation Plan

We have a rabbi trust to invest compensation deferred under our nonqualified deferred compensation plan and fund future deferred compensation obligations. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. This plan allows eligible participants to defer compensation. Deferred compensation, net of accumulated earnings and/or losses on the participant-directed investment options, is distributable in cash at employee specified dates or upon retirement, death, disability or termination from the plan. Realized and unrealized gains and losses on these securities are recorded in the consolidated statements of operations and comprehensive income and offset changes in deferred compensation liabilities to participants. The assets of the plan are $1.8 million and $2.2 million as of December 29, 2013 and December 28, 2014, respectively, and are subject to the Company’s creditors and are included in the accompanying consolidated balance sheets.

(c) Post-Retirement Benefit Plan

During fiscal year 2006, the Company’s board of directors approved the Extended Executive Medical Coverage Program covering a certain group of employees meeting specific age and service requirements as defined in the plan. The plan was amended in 2011. Under the terms of the plan, upon retirement and until age 65, eligible employees and their spouses may purchase coverage under the Company’s health insurance plan. The participants must pay the full cost of the coverage. In addition, upon reaching the age of 65, eligible employees and their spouses will receive a $25 stipend each month for the purchase of Medicare gap insurance coverage. A liability has been recorded for each employee meeting the age and service length requirements. As of December 29, 2013 and December 28, 2014, the Company has a recorded liability related to this plan of $31 thousand and $35 thousand, respectively.

(22) Stock Compensation Plan

Effective November 28, 2011, the Company adopted the 2011 Equity Incentive Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to officers, directors, employees, and consultants of the Company and its subsidiaries. There are up to 13,636 shares available for issuance under the Plan of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. A portion of the options granted to date generally vest based on the passage of time. In addition, an additional portion of the options granted to date vest provided certain performance metrics indicated in the stock option grant approved by the Company’s board of directors are met.

In the fiscal year ended December 29, 2013, 400 stock options were granted to officers and employees, all of which vest based on the passage of time. In the fiscal year ended December 28, 2014, 3,217 stock options were granted to officers, directors, and employees, 2,650 of which vest based on the passage of time and 567 of which vest based on a performance goal. 75 and 0 stock options that vest based on the passage of time were forfeited in the fiscal years ended December 29, 2013 and December 28, 2014, respectively, and 0 and 1,136.5 stock options that vest based on performance were forfeited in the fiscal years ended December 29, 2013 and December 28, 2014, respectively. The remaining 8,401 stock options that vest based on the passage of time vest and become exercisable over a period ranging from the date of grant to approximately three or more years of service from the date of grant based on the terms of each individual award.

On May 15, 2013, the Company paid a $500 per share dividend on the Series A Preferred Stock. In connection with the dividend paid in May 2013, the Company’s board of directors made an adjustment to the exercise price of all the outstanding stock options awarded prior to the payment of the dividend by $500 per share.

On April 11, 2014, the Company paid a $500 per share dividend on the Series A Preferred Stock. In connection with the dividend paid in April 2014, the Company’s board of directors made an adjustment to the exercise price of all the outstanding stock options awarded prior to the payment of the dividend by $500 per share.

Stock options are granted at a price determined by the board of directors or committee designated by the board at not less than the fair market value of a share on the date of grant. The term of each option shall be determined by the board of directors or committee designated by the board at the time of grant and shall be no greater than ten years. All options granted through December 28, 2014 have a term of ten years. At December 28, 2014, there were 1,140.5 additional shares available for grant under the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The weighted average assumptions for grants made during the fiscal years ended December 29, 2013 and December 28, 2014 are provided in the following table:

	2013	2014
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	34.70% to 36.09%	32.00% to 34.90%
Expected term	6.11 years	5.75 to 6.49 years
Risk-free interest rate	1.05% to 1.12%	1.72% to 1.98%

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Balance as of December 30, 2012	10,090	$727	9.3	$—
Granted	400	1,457	9.2
Exercised	—	—	—
Forfeited	(75)	727	—
Expired	—	—	—

Balance as of December 29, 2013	10,415	755	8.4	8,361
Granted	3,217	3,042	9.2
Exercised	—	—	—
Repurchased	(75)	727	—
Forfeited	(1,136)	727	—
Expired	—	—	—

Balance as of December 28, 2014	12,421	$1,350	7.8	$28,349

Exercisable as of December 28, 2014	4,907	$751	7.3

The weighted average grant date fair value of options granted during the fiscal years ended December 29, 2013 and December 28, 2014 was $1,456.69 and $3,042.03, respectively. The total intrinsic value of options exercised during the fiscal years ended December 29, 2013 and December 28, 2014 was $0 and $0, respectively, as no options were exercised. 75 stock options were repurchased in the fiscal year ended December 28, 2014 for $172 thousand net of the grant price. As of December 28, 2014, there was $3.4 million of total unrecognized compensation cost related to time based stock options, which is expected to be recognized over a weighted average period of approximately two years.

Options vested during the fiscal years ended December 29, 2013 and December 28, 2014 were 1,253 and 1,288 with weighted-average grant-date fair value per share of approximately $727 and $820, respectively.

(23) Related Party Transactions

Advent International Corporation (“Advent”) is related to the Company through members of the Board of Directors and ownership of the Company. The Company reimburses Advent for certain expenses. Total amounts incurred for expenses reimbursed to Advent were $27 thousand and $61 thousand for the fiscal years ended December 29, 2013 and December 28, 2014, respectively. There were no amounts included in accounts payable due to Advent of as of December 29, 2013 and December 28, 2014, respectively.

Panthers Football, LLC (“The Panthers”) is owned by family members of certain indirect stockholders of the Company. The Company has marketing and sponsorship agreements with The Panthers. Total expenses incurred under these agreements were $0.6 million and $0.7 million for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

Cajun Jack’s, LLC (“Cajun”) is owned by family members of certain stockholders and a member of the board of directors of the Company. Cajun is a franchisee of the Company. Cajun remits payments to the Company for royalties, marketing, and franchise license fees. As of December 29, 2013 and December 28, 2014, gross accounts receivable due from Cajun was $9 thousand and $9 thousand, respectively. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company recognized royalty revenue of $88 thousand and $95 thousand, respectively, from Cajun.

New Generation Foods, LLC (“New Generation”) is owned by family members of certain stockholders and a member of the board of directors of the Company. New Generation is a franchisee of the Company. New Generation remits payments to the Company for royalties, marketing, and franchise license fees. As of December 29, 2013 and December 28, 2014, gross accounts receivable due from New Generation was $43 thousand and $45 thousand, respectively. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company recognized royalty revenue of $0.4 million and $0.5 million, respectively, from New Generation. The Company has agreed to match New Generation’s advertising expenditures in an amount up to 1% of New Generation’s sales from January 29, 2014 through July 31, 2015. The Company has paid $0 and $0.1 million under the terms of this agreement for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

Tands, Inc. (“Tands”) is related through certain stockholders of the Company. Tands is a franchisee of the Company. Tands remits payments to the Company for royalties, marketing, and franchise license fees. As of December 29, 2013 and December 28, 2014, gross accounts receivable due from Tands was $0.3 million and $0.3 million, respectively. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company recognized royalty revenue of $3.3 million and $3.6 million, and franchise fee revenue of $0.2 million and $0.1 million, respectively, from Tands.

Tri-Arc Food Systems, Inc. (“Tri-Arc”) owns an interest in the Company. In addition, an owner of Tri-Arc is a member of the board of directors of the Company. Tri-Arc is a franchisee of the Company. Tri-Arc remits payments to the Company for royalties, marketing, and franchise license fees. As of December 29, 2013 and December 28, 2014, gross accounts receivable due from Tri-Arc was $0.4 million and $0.4 million, respectively. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company recognized royalty revenue of $4.3 million and $4.6 million and franchise fee revenue of $88 thousand and $75 thousand, respectively, from Tri-Arc. In addition, the Company reimburses Tri-Arc for shared marketing costs. Total payments to Tri-Arc for the marketing costs were $72 thousand and $72 thousand for the fiscal years ended December 29, 2013 and December 28, 2014, respectively.

JZF Properties, LLC (“JZF”) is owned by family members of certain stockholders and a member of the board of directors of the Company. JZF leases a building and land to the Company for use as a restaurant operated by the Company. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company made total rent payments of $0.2 million and $0.2 million, respectively, to JZF.

MAR Real Estate, LLC (“MRE”) is owned by a certain indirect stockholder of the Company. MRE leases land and buildings to the Company for use as restaurants operated by the Company. For the fiscal years ended December 29, 2013 and December 28, 2014, the Company made total rent payments of $30 thousand and $141 thousand, respectively, to MRE.

(24) Subsequent Events

In preparing its financial statements, the Company has evaluated subsequent events through March 9, 2015, which is the date the consolidated financial statements were available to be issued.

(25) Pro Forma Information (unaudited)

The Company has not presented historical basic and diluted net income per share because our historical capital structure makes the presentation of net income per share not meaningful as the Company does not have any shares of common stock outstanding.

On April 6, 2015, the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) in anticipation of the initial public offering of its common stock (the “IPO”). Prior to the consummation of the IPO (i) a 359.03843-for-1 stock split of the Company’s common stock will be effected (subject to rounding to eliminate any fractional shares), (ii) the conversion ratio of the Company’s Series A Preferred Stock will automatically adjust as a result of the stock split in accordance with certain anti-dilution provisions in the Company’s certificate of incorporation and (iii) each share of the Company’s Series A Preferred Stock will convert into 359.03843 shares of the Company’s common stock (subject to rounding to eliminate any fractional shares). The Company has accordingly presented pro forma basic and diluted net income per share for the fiscal years ended December 29, 2013 and December 28, 2014.

Pro forma basic and diluted net income per share are computed by dividing net income by the basic and diluted pro forma weighted average number of common shares outstanding, after giving effect to the transactions described above, including the conversion of all outstanding shares of the Company’s Series A Preferred Stock into 35,903,836 shares of the Company’s common stock, as though the conversion had occurred as of December 31, 2012, the beginning of the fiscal year ended December 29, 2013. Additionally, the pro forma weighted average number of common shares outstanding used to calculate pro forma diluted net income per share includes the dilutive effect of outstanding stock options as calculated under the treasury stock method using an assumed IPO price of $16.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). The pro forma basic and diluted net income per share for the fiscal year ended December 28, 2014 does not give effect to the proposed IPO, except for the conversion of all of the Company’s Series A Preferred Stock into 35,903,836 shares of the Company’s common stock and the calculation of the dilutive effect of outstanding stock options as calculated under the treasury stock method using an assumed IPO price of $16.00 per share (the midpoint of the estimated price ranges set forth on the cover page of this prospectus).

The computation of pro forma basic and diluted net income per share for the fiscal years ended December 29, 2013 and December 28, 2014 are as follows:

	2013		2014
	Basic	Diluted	Basic	Diluted
Net income as reported (in thousands)	$24,327	24,327	26,120	26,120

Pro forma weighted average number of common shares outstanding:
Weighted average number of common shares assumed from the conversion of Series A Preferred Stock after giving effect to the stock split	35,903,836	35,903,836	35,903,836	35,903,836
Weighted average dilutive effect of stock options after giving effect to the stock split	—	999,675	—	1,441,817

Pro forma weighted average number of common shares used to calculate pro forma net income per share	35,903,836	36,903,511	35,903,836	37,345,653

Pro forma net income per share	$0.68	0.66	0.73	0.70

Our
Master Biscuit Makers
serve made-from-scratch
biscuits hot and fresh
all day, every day.
Bojangles'
Famous Chicken 'n Biscuits

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the initial listing fee for NASDAQ.

Amount
SEC registration fee	$14,198
FINRA filing fee	18,828
NASDAQ listing fee	150,000
Blue sky qualification fees and expenses	15,000
Printing expenses	635,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,428,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	389,094

Total	$4,410,120

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation will state that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director will also not be exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation will authorize us to indemnify any and all persons whom we have the power to indemnify under the law.

Our amended and restated bylaws will provide that we will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our director or officer or is or was our director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification will be permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification will be authorized on a case-by-case basis by (i) our board of directors by a majority vote of disinterested directors, (ii) a committee of the disinterested directors, (iii) independent legal counsel in a written opinion if (i) and (ii) are not available, or if disinterested directors so direct, or (iv) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings will be payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We maintain directors’ and officers’ liability insurance for our officers and directors.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the company with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of preferred stock and options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. The information set forth below gives effect to a 359.03843-for-1 stock split to be effected prior to the closing of this offering (subject to rounding to eliminate any fractional shares).

Stock Option Grants

•	On April 17, 2012, the company granted stock options to purchase a total of 3,622,686 shares of common stock at an exercise price of $4.81 per share to 16 employees pursuant to the 2011 Plan. The exercise price was adjusted to $2.03 as a result of the 2013 Dividend and 2014 Dividend.

•	On February 8, 2013, the company granted stock options to purchase a total of 89,758 shares of common stock at an exercise price of $6.67 per share to two employees pursuant to the 2011 Plan. The exercise price was adjusted to $3.89 as a result of the 2013 Dividend and 2014 Dividend.

•	On May 16, 2013, the company granted stock options to purchase a total of 53,855 shares of common stock at an exercise price of $5.73 per share to an employee pursuant to the 2011 Plan. The exercise price was adjusted to $4.34 as a result of the 2014 Dividend.

•	On February 7, 2014, the company granted stock options to purchase a total of 1,083,216 shares of common stock at an exercise price of $9.81 per share to four employees pursuant to the 2011 Plan. The exercise price was adjusted to $8.42 as a result of to the 2014 Dividend.

•	On July 24, 2014, the company granted stock options to purchase a total of 35,903 shares of common stock at an exercise price of $8.42 per share to one employee pursuant to the 2011 Plan.

•	On November 12, 2014, the company granted stock options to purchase a total of 35,903 shares of common stock at an exercise price of $10.12 per share to one employee pursuant to the 2011 Plan.

The offers, sales and issuances of the securities described in paragraph (a) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act, who were acquiring the applicable securities for investment and not distribution. Each recipient represented that they could bear the risks of the investment.

The issuances of the securities described in paragraphs (a) and (b) were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of such options were our employees or directors, who received the securities under the 2011 Plan and the recipients of such warrants were service providers to the company. Each recipient of securities in these transactions had adequate access, through employment or business relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in the Exhibit Index to this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on May 4, 2015.

BOJANGLES’, INC.

/s/ Clifton Rutledge
By:	Clifton Rutledge
Title:	Director, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Clifton Rutledge Clifton Rutledge	Director, President and Chief Executive Officer (principal executive officer)	May 4, 2015

/s/ M. John Jordan M. John Jordan	Senior Vice President of Finance, Chief Financial Officer and Treasurer (principal financial and accounting officer)	May 4, 2015

* James R. Kibler	Non-Executive Chairman and Director	May 4, 2015

* Steven J. Collins	Director	May 4, 2015

* Tommy L. Haddock	Director	May 4, 2015

* William A. Kussell	Director	May 4, 2015

* Steven M. Tadler	Director	May 4, 2015

* Christopher J. Doubrava	Director	May 4, 2015

* Robert E. Alderson	Director	May 4, 2015

* John E. Currie	Director	May 4, 2015

*By:	/s/ Clifton Rutledge Clifton Rutledge, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation of BHI Holding Corp., as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation of Bojangles’, Inc., to be in effect upon closing of this offering

3.3**	Amended and Restated Bylaws of BHI Holding Corp., as currently in effect

3.4**	Form of Amended and Restated Bylaws of Bojangles’, Inc., to be in effect upon closing of this offering

4.1**	Specimen Common Stock Certificate of Bojangles’, Inc.

5.1**	Opinion of Pepper Hamilton LLP

10.1**	Credit Agreement, dated October 9, 2012, by and among Bojangles’ Restaurants, Inc., BHI Intermediate Holding Corp., Bank of America N.A., as a lender and administrative agent for all lenders, and the other lenders party thereto

10.2**	First Amendment to the Credit Agreement, dated May 15, 2013, by and among Bojangles’ Restaurants, Inc., BHI Intermediate Holding Corp., Bank of America N.A., as a lender and administrative agent for all lenders, and the other lenders party thereto

10.3**	Second Amendment to the Credit Agreement, dated April 11, 2014, by and among Bojangles’ Restaurants, Inc., BHI Intermediate Holding Corp., Bank of America N.A., as a lender and administrative agent for all lenders, and the other lenders party thereto

10.4**	ISDA 2002 Master Agreement, dated June 30, 2009, by and among Bojangles’ Restaurants, Inc., BHI Exchange, Inc., BJ Georgia, LLC, Bojangles’ International, LLC, Bojangles’ Holdings, Inc. and BJ Restaurant Development, LLC, and Bank of America N.A.

10.5**	First Amendment to ISDA 2002 Master Agreement, dated October 26, 2012, by and among Bojangles’ Restaurants, Inc., BHI Exchange, Inc., BJ Georgia, LLC, Bojangles’ International, LLC, Bojangles’ Holdings, Inc. and BJ Restaurant Development, LLC, and Bank of America N.A.

10.6**	Second Amendment to ISDA 2002 Master Agreement, dated May 17, 2013, by and among Bojangles’ Restaurants, Inc., BHI Exchange, Inc., BJ Georgia, LLC, Bojangles’ International, LLC, Bojangles’ Holdings, Inc. and BJ Restaurant Development, LLC, and Bank of America N.A.

10.7**	Stockholders’ Agreement, dated August 18, 2011, by and among BHI Holding Corp. and the certain entities and individuals identified therein

10.8**	Amended and Restated Employment Agreement, dated December 18, 2014, by and between Bojangles, Inc. and Clifton W. Rutledge

10.9**	Amended and Restated Employment Agreement, dated August 18, 2012, by and between Bojangles’ Restaurants, Inc., Bojangles’ International, LLC, and BHI Exchange, Inc. and Eric M. Newman

10.10**	Amended and Restated Employment Agreement, dated April 27, 2011, by and between Bojangles’ Restaurants, Inc., BHI Exchange, Inc. and Michael J. Jordan

10.11**	Amended and Restated Severance Agreement, dated April 27, 2011, by and between Bojangles’ Restaurants, Inc., BHI Exchange, Inc. and Kenneth E. Avery

10.12**	Severance Letter Agreement, dated December 17, 2013, by and between Kenneth E. Avery and Bojangles’ Restaurants, Inc.

10.13**	Employment Agreement, dated December 30, 2013, by and between BHI Holding Corp. and James R. Kibler

Exhibit Number	Description of Exhibits

10.14**	2007 Nonqualified Deferred Compensation Plan

10.15**	Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

10.16**	Non-Qualified Stock Option Award Agreement for Clifton Rutledge pursuant to 2011 Equity Incentive Plan

10.17**	Form of Non-Qualified Stock Option Award Agreement for James R. Kibler, M. John Jordan, and Eric M. Newman pursuant to 2011 Equity Incentive Plan

10.18**	Non-Qualified Stock Option Award Agreements for Kenneth E. Avery pursuant to 2011 Equity Incentive Plan

10.19**	Bojangles’, Inc. Performance Bonus Plan

10.20**	Form of Restricted Stock Award Agreement under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

10.21**	Form of Incentive Stock Option Agreement under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

10.22**	Form of Non-Qualified Stock Option Agreement under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

10.23**	Form of Restricted Stock Unit Award Agreement under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan

21.1**	List of Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP, an independent registered public accounting firm

23.2**	Consent of Pepper Hamilton LLP (included as part of Exhibit 5.1)

24.1**	Powers of Attorney

24.2**	Powers of Attorney

**	Previously filed